SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

5 August 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 5 August 2009

                   re: 2009 Interim Results

2009 Interim Results

News Release

Lloyds Banking Group plc

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (formerly Lloyds TSB Group plc) (the 'Company') for the half-year ended 30 June 2009.

Statutory basis

Statutory results are set out on pages 86 to 115. However, the acquisition of HBOS plc on 16 January 2009 has had a significant effect on the comparability of the Group's financial position and results. As a result, comparison on a statutory basis of the 2009 interim results (which include the results of HBOS from 16 January 2009) with the same period in 2008 is of limited benefit.

Pro-forma basis

In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'pro-forma' basis. The key principles adopted in the preparation of the pro-forma basis of reporting are described below.

•       In order to reflect the impact of the acquisition, the following adjustments have been made:

-         The 2008 comparative results include the results of HBOS as if it had been acquired on 1 January 2008. The 2009 pro-forma results assume HBOS had been owned throughout the full period.

-         The unwind of acquisition-related fair value adjustments are shown as one line in the 2009 pro-forma income statement and have not been back-dated to 2008.

-         The gain on acquisition of HBOS and amortisation of purchased intangible assets have been excluded;

•       In order to better present the underlying business performance the following items not related to the acquisition have also been excluded:

-         The results of BankWest and St. Andrews which were sold in December 2008 and the related loss on disposal;

-         Insurance and policyholder interests volatility;

-         Integration costs; and

-         Goodwill impairment.

The pro-forma balance sheet at 31 December 2008 aggregates the Lloyds TSB Group and the HBOS Group balance sheets at 31 December 2008, adjusted for the subsequent recapitalisation and reflects the fair value adjustments applied to the HBOS balance sheet at 16 January 2009.

Unless otherwise stated income statement commentaries throughout this document compare the half-year ended 30 June 2009 to the half-year ended 30 June 2008, and the balance sheet analysis compares the Group balance sheet at 30 June 2009 to the pro-forma balance sheet at 31 December 2008.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

'I have a great belief in the exciting prospects for the Group going forward.  We are very strongly positioned for long-term success with a highly experienced management team focused on delivering the significant potential of the new business.'

Sir Victor Blank
Chairman

'Our first half loss was driven by the high levels of impairment.  The core business delivered a resilient performance, despite the weak economy.  We are successfully managing the short-term issues and are well positioned to outperform over the medium term, providing value to our customers and shareholders.'

J Eric Daniels

Group Chief Executive

•	Pro-forma loss of £4.0 billion for the first half (2008: £2.8 billion profit).

•	Statutory profit before tax of £6.0 billion (2008: £0.6 billion) includes an £11.2 billion acquisition-related negative goodwill gain.

•

Resilient core businesses performance despite margin pressure and weak economy.  £18 billion of gross mortgage lending: a 27 per cent share of gross lending and 37 per cent of net new lending.  60,000 new commercial accounts: a 24 per cent share of start-ups.

•

Integration ahead of schedule and on track to deliver over £1.5 billion run rate by end 2011. Over £100 million of cost synergies realised in the half. Annualised run-rate savings of around £700  million expected by the year end.

•

Total impairments significantly higher at £13.4 billion but expected to peak in first half.  Impairments expected to peak in first half reflecting prudent valuation of HBOS's commercial property related assets. HBOS legacy assets account for 80 per cent of first half charge.

•

Robust capital position and strengthened funding profile.   Core tier one capital at 6.3 per cent in line with pro-forma opening position. Wholesale funding more than one year increased from 44 per cent to 47 per cent.

•

Outlook: economy expected to stabilise, with weak upturn in 2010.   As previously announced, expect to report a loss before tax for 2009 (excluding acquisition related negative goodwill gain). Continued pressure on margins more than offset by lower expected impairment charges in second half.

•

Medium term goals reflect economic outlook and significant opportunity to leverage relationship-led model across enlarged business base.   High single-digit income growth within two years.  Continued reduction in cost:income ratio. Run-off of around £200 billion of lower return assets to reduce the balance sheet and invest in core relationship businesses.

   SUMMARY OF RESULTS

	Half-year to 30 June 2009	Half-year to 30 June 2008		Half-year to 31 Dec 2008

Results	£m	£m		£m

Statutory
Total income, net of insurance claims	9,798	4,624		5,244
Operating expenses	(6,464)	(2,936)		(3,164)
Trading surplus	3,334	1,688		2,080
Impairment	(8,053)	(1,099)		(1,913)
Goodwill credit	11,173	-		-
Profit (loss) before tax	5,950	593		167
Profit (loss) attributable to equity shareholders	7,095	570		202
Earnings per share	41.9p	9.8p		3.4p

Pro-forma (see note 1, page 47)			Change %
Total income, net of insurance claims	11,939	11,180	7	10,175
Banking net interest margin	1.72%	2.00%		2.01%
Operating expenses	(5,718)	(5,871)	3	(6,365)
Trading surplus	6,221	5,309	17	3,810
Impairment	(13,399)	(2,514)		(12,366)
Profit (loss) before tax	(3,957)	2,775		(9,488)
Profit (loss) attributable to equity shareholders	(3,124)	1,954		(6,887)
Earnings per share	(18.4)p	24.1p		(74.4)p

Capital and balance sheet			As at 30 June 2009	As at 31 Dec 2008
Statutory
Loans and advances to customers			£652.6bn	£240.3bn
Customer deposits			£429.1bn	£170.9bn
Net assets per share			122p	155p
Core tier 1 capital ratio			6.3%	5.6%
Tier 1 capital ratio			8.6%	8.0%
Total capital ratio			10.6%	11.2%
Leverage ratio			22 times	27 times

Pro-forma
Loans and advances to customers			£652.6bn	£677.2bn
Customer deposits			£429.1bn	£409.2bn
Risk-weighted assets			£482.5bn	£498.5bn
Core tier 1 capital ratio			6.3%	6.2%
Tier 1 capital ratio			8.6%	9.5%
Total capital ratio			10.6%	12.2%

   GROUP CHIEF EXECUTIVE'S STATEMENT

Summary

2008 was a difficult year for the banking industry and the first half of 2009 proved no less challenging. In the first quarter, the UK experienced the fastest contraction in GDP on record, accompanied by a further sharp drop in residential and commercial property prices.  The decline in property prices had a significant impact on the Group's results given the concentration of property assets within the legacy HBOS portfolio. Impairments on these assets were the primary driver behind the substantial losses (before the one time, acquisition related, negative goodwill gain) the Group reported in the half. The level of impairments reflects the prudent approach taken in valuing these assets.

The core business performed well and cost synergies were delivered ahead of schedule. The Group's capital remained robust with core tier 1 capital ratio maintained at 6.3 per cent. The Group's funding profile improved during the period as debt maturities were extended by the issue of longer-term private and public unguaranteed debt.

Although the economic environment remains difficult, the Group is successfully addressing the near term challenges and believes it is well positioned for long-term growth. With impairments anticipated to have peaked in the half, management expects the Group's results to improve in the second half and through 2010.

The Group aims to deliver through the cycle value to its customers and shareholders by focusing on a relationship-led banking model combined with a conservative approach to risk and efficient capital management. Management believes the Group can outperform over the medium to longer-term by reshaping the business and leveraging the scale of its enlarged business franchise.

Results overview

On a statutory basis, the Group reported a profit before tax of £6.0 billion. This includes an £11.2 billion negative goodwill gain associated with the acquisition of HBOS. Excluding this, on a pro-forma basis, the Group reported a £4.0 billion loss for the first half compared to a £2.8 billion profit in the comparable period last year. The loss was driven, as previously guided, by a significant increase in impairments, which rose from £2.5 billion to £13.4 billion.  This compares to a charge of £12.4 billion in the second half of 2008.  Around 80 per cent of the impairment charge was related to legacy HBOS assets.

Resilient core business performance

Total income net of insurance claims was 7 per cent ahead at £11.9 billion. The adverse impact of lower margins and reduced fee income from loan protection insurance was more than offset by the beneficial impact of lower treasury asset write-downs and profits on debt and capital securities exchanges.

•

In Retail, income was down reflecting the impact of lower deposit margins and reduced income on payment protection insurance. Gross mortgage lending was £18 billion with the Group's share maintained at 27 per cent of gross lending. 1 million new current accounts and 2.3 million savings accounts were opened.

•

In Wholesale, income benefited from higher sales and trading activity and the absence of treasury write-downs. The Group continued to support its business customers in line with its strategy of through the cycle support. Lending to small business was ahead year-on-year in Lloyds TSB and Bank of Scotland was reopened to new lending; 60,000 new commercial accounts were opened, including a 24 per cent share of all new start-ups.

•	In Insurance, income was down with good sales of corporate pensions and protection products being more than offset by lower sales of other products exposed to equities.

•	In Wealth and International income fell, primarily reflecting the fall in deposit margins.

Making good progress with the integration

Costs in the half were 3 per cent lower as expenses continued to be tightly managed and acquisition synergies were delivered ahead of schedule. Over £100 million of cost synergies were realised in the half. On the basis of first half initiatives and programmes to be implemented during the second half, the Group expects to exit the year with annualised run-rate savings of around £700 million. The business remains on track to deliver more than £1.5 billion run rate cost savings by the end of 2011.

Detailed understanding of the HBOS book

Impairments in the first half were £13.4 billion, an increase of £10.9 billion on the comparable period last year.  Around 80 per cent of the first half charge was associated with legacy HBOS's loans, the majority of which are outside the traditional Lloyds low-risk appetite. In addition, approximately three-quarters of the impairment charge is related to assets intended, as previously disclosed, to be included in the Government Asset Protection Scheme.  Lloyds' credit and risk processes are now in place across the Group and all new lending is now being made within the Lloyds risk criteria. Detailed credit reviews of the legacy HBOS portfolio have been completed, providing a highly detailed understanding of the quality of the assets and scale and timing of the losses going forward.

Impairments expected to have peaked in first half

Impairments on retail and corporate assets would normally be expected to peak between one to two years after the trough of a recession. Given the level of provisions taken on the Group's property exposures and management's expectations of the economy going forward, the Group's total impairments are believed to have peaked in the first half.

Robust capital position

The Group's core tier one ratio was 6.3 per cent, in line with the pro-forma opening position. Despite the negative impacts of the significant rise in impairments and pro-cyclicality on risk weighted assets, the robust capital position reflects a number of successful management actions during the half which included the £4 billion ordinary share placing and compensatory open offer in June.

Funding and liquidity strengthened

A number of steps were taken to extend the Group's wholesale funding maturity and further improve its liquidity profile in the half. The Group's loan to deposit ratio (excluding repo activity) improved slightly to 176 per cent and 47 per cent of its wholesale funding had a maturity of over one year (2008: 44 per cent). While the cost of raising longer-term funds remains high, management believe that reducing the Group's reliance on funding with very short maturities is the prudent and appropriate way to manage the balance sheet. Overall the Group raised £34 billion of term debt in the half through selected use of Government credit schemes and issuance of unguaranteed debt in the private and public debt markets.

Delivering sustainable through the cycle value

Going forward, the Group aims to be recognised as the UK's best financial services business and to deliver sustainable, through the cycle value for its customers and shareholders. The principal elements of the Group's strategy remain to focus on its customer relationships, while driving down costs and maintaining effective capital management disciplines within a strong framework of conservative risk management.

Management believes that the Group can consistently outperform by applying its proven low risk relationship banking model across its enlarged business franchise:

•	Grow income by deepening its customer relationships to provide customers with the range of products and services they need to manage their finances more effectively;

•	Drive down costs by delivering the acquisition cost synergies and continuing to focus on cost efficiencies across the Group;

•	Progressively re-deploy capital currently supporting capital intensive low return assets, to reduce the size of the balance sheet and invest in higher return relationship business.

A significant proportion of the Group's capital supports assets which account for a disproportionate level of risk and are not consistent with the strategy of building sustainable, relationship based businesses. These assets account for some £300 billion or around one third of the Group's total balance sheet. Over the next five years, the Group intends to run-off around £200 billion of this portfolio and expects the impact on income to be modest. Given the less capital intensive and higher returning nature of relationship-based businesses, the Group believes it will be able support its growth ambitions whilst shrinking its balance sheet at the same time.

Supported by medium term financial goals

Over the medium term, the Group aims to:

•

Deliver high single-digit income growth within two years. In the near-term, income growth is expected to be more modest reflecting subdued economic growth and a slow improvement in asset and deposit margins.

•	Continue to deliver annual reductions in its cost:income ratio of 2 per cent per annum with the near-term reduction expected to be higher as the Group delivers acquisition related cost synergies.

•

Re-deploy around £200 billion of assets to reduce the balance sheet with up to 50 per cent of the reduction being re-invested in growing its relationship businesses. It is anticipated that the Group's loan to deposit ratio will return to legacy Lloyds TSB levels of approximately 140 per cent over the next few years.

Government Asset Protection Scheme

The Group is working with HM Treasury to finalise the detailed terms and conditions and operational mechanics of the Group's intended participation in the Government's Asset Protection Scheme. The operation of the scheme and the impact on our business (and the consequential impact on our lending and the wider economy) is complex.  The Group expects to conclude these discussions and agree terms and conditions which are in the interests of shareholders.

State aid

As a result of the placing and open offer in January, which is considered to constitute State Aid under EU rules, the Group was required to submit a restructuring plan to the European Commission. Although the state aid process is formally one between HM Treasury and the Commission, both prior to and since the submission of the plan on 15 July 2009, we have been working closely with HM Treasury and this will continue throughout the process.  It is clearly advantageous for all parties to settle the terms of the restructuring plan as quickly as possible.

Outlook for 2009 and 2010

While the environment will remain challenging, management expects the economy to stabilise in the second half and start recovering slowly in 2010. On this basis, management expects the performance of the Group to improve from the second half, principally as a result of a reduction in the level of impairments. Overall, impairments in the second half of 2009 are expected to be significantly lower than the first half with progressive reductions thereafter.

Opportunities for income growth are expected to increase as business volumes recover and as margins improve. Asset margins should benefit as re-pricing better reflects the real cost of funding and risk and as funding spreads normalise. Deposit margins are expected to improve but more slowly and are likely to remain below the long-term trend for some time given the expectation that base rates rise only slowly. Overall, we expect a significant slowdown in the rate of net interest margin reduction in the second half of the year.  Margins are expected to increase in 2010 but not to the levels seen in 2008.

The trading surplus is expected to benefit from the delivery of cost synergies which are expected to be £400 million in 2009 with an annualised run-rate of approximately £700 million by the year end.

Our people

Over the last six months, colleagues throughout the business have shown continued dedication, professionalism and commitment in the face of significant internal and external challenges. It is this approach which makes such a big difference to our business performance, and gives me confidence that we will continue to deliver strong operating and financial results in the years ahead.

J Eric Daniels

Group Chief Executive

  PRO-FORMA INFORMATION

The analysis and commentary that is set out on pages 8 to 62 is presented on a pro-forma basis. The basis of preparation of the pro-forma results is set out on pages 47 to 49.

   PRO-FORMA CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Net interest income	6,442	7,042	7,861
Other income	5,791	4,375	2,558
Total income	12,233	11,417	10,419
Insurance claims	(294)	(237)	(244)
Total income, net of insurance claims	11,939	11,180	10,175
Operating expenses	(5,718)	(5,871)	(6,365)
Trading surplus	6,221	5,309	3,810
Impairment	(13,399)	(2,514)	(12,366)
Share of results of joint ventures and associates	(507)	(20)	(932)
Profit (loss) before tax - before fair value unwind	(7,685)	2,775	(9,488)
Fair value unwind	3,728	-	-
Profit (loss) before tax - pro-forma	(3,957)	2,775	(9,488)
The basis of preparation of the pro-forma income statement is set out on page 47.
RECONCILIATION OF PRO-FORMA PROFIT (LOSS) BEFORE TAX TO STATUTORY PROFIT FOR THE PERIOD
	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Profit (loss) before tax - pro-forma	(3,957)	2,775	(9,488)
Results of BankWest and St. Andrews	-	53	37
Loss on disposal of businesses	-	-	(845)
Integration costs	(358)	-	-
Volatility (page 53, note 6)	(591)	(1,395)	(954)
Insurance grossing adjustment	7	10	-
Negative goodwill credit	11,173	-	-
Amortisation of purchased intangibles and goodwill impairment	(604)	(2)	(256)
Pre-acquisition results of HBOS plc	280	(848)	11,673
Profit before tax - statutory	5,950	593	167
Taxation	1,203	(11)	49
Profit for the period - statutory	7,153	582	216

  PRO-FORMA PROFIT ANALYSIS BY DIVISION

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Retail	360	1,741	801

Wholesale	(3,208)	37	(10,516)

Insurance	397	720	820

Wealth and International	(342)	421	(144)

Group Operations and Central items
Group Operations	(55)	(35)	(41)
Central items	(1,109)	(109)	(408)
	(1,164)	(144)	(449)
(Loss) profit before tax	(3,957)	2,775	(9,488)

  PRO-FORMA SUMMARISED CONSOLIDATED BALANCE SHEET

	As at 30 June 2009	As at 31 Dec 2008

	£m	£m

Assets
Cash and balances at central banks	60,384	7,510
Derivatives, trading and other financial assets at fair value through profit or loss	184,821	213,529
Loans and receivables:
Loans and advances to customers	652,599	677,246
Loans and advances to banks	37,398	63,519
Debt securities	38,142	42,058
	728,139	782,823
Available-for-sale financial assets	41,914	76,141
Investment property	4,587	5,676
Value of in-force business	5,696	5,738
Goodwill and other intangible assets	6,574	7,230
Tangible fixed assets	9,088	8,672
Other assets	21,926	20,406
Total assets	1,063,129	1,127,725

Liabilities
Deposits from banks	112,909	155,074
Customer deposits	429,082	409,162
Derivatives, trading and other financial liabilities at fair value through profit or loss	68,807	90,765
Debt securities in issue	240,589	249,665
Insurance liabilities	69,648	71,768
Liabilities arising from non-participating investment contracts	42,921	43,313
Other liabilities	31,199	27,664
Retirement benefit obligations	1,982	2,479
Subordinated liabilities	30,966	42,182
Total liabilities	1,028,103	1,092,072

Net assets	35,026	35,653

  GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK

During the first half of 2009 the Group delivered a resilient trading performance against the backdrop of a marked slowdown in the UK economic environment, continued challenges in financial markets and the integration of HBOS plc following its acquisition on 16 January 2009. Statutory profit before tax in the first half of 2009 was £5,950 million, compared to £593 million in the first half of 2008, largely reflecting the impact of a £11,173 million credit to the income statement from the gain arising on the HBOS acquisition (negative goodwill) which more than offset the expected significant increase in impairments. Profit attributable to equity shareholders was £7,095 million and earnings per share totalled 41.9p.

To enable meaningful comparisons to be made with the first half of 2008, the income statement and balance sheet commentaries below are on a pro-forma basis (see 'basis of presentation').  Certain commentaries also exclude the unwind of fair value adjustments.

On a pro-forma basis, the Group reported a loss before tax in the first half of 2009 of £3,957 million compared to a profit before tax of £2,775 million in the first half of 2008. While the Group delivered a robust trading surplus, up 17 per cent to £6,221 million, profits were adversely impacted by significantly higher impairment losses which increased by £10,885 million to £13,399 million.

A resilient revenue performance

The Group has delivered a resilient revenue performance in the first half of 2009 offsetting significant short-term margin pressures, with overall income 7 per cent higher at £11,939 million, supported by a good performance in Wholesale, as a result of the absence of last year £1,572 million impact of market dislocation, a more favourable interest and currency rate environment, good transaction volumes in capital markets and strong flows of client driven derivative transactions at improved spreads, and £745 million gains on a number of balance sheet liability management transactions.

In Retail, lower levels of payment protection insurance income, reflecting the impact of last December's decision to move to a monthly premium product, and the impact of falling interest rates on deposit margins and higher overall funding costs from wholesale money markets have led to retail banking revenues being 14 per cent lower than in the first half of last year. Whilst lending markets have remained subdued throughout the industry, the Group has continued to maintain a strong estimated market share of net new mortgage lending. Unsecured lending balances were slightly lower, again reflecting lower customer demand. During the first half of the year, we have continued to build our current account and savings customer franchises in what remains a subdued market for customer deposits.

New business sales in our life assurance and pensions businesses were 25 per cent lower than in the first half of 2008, reflecting the extremely challenging market conditions which led to a general market-wide slowdown in the sale of life, pensions and investment products as customers have generally sought to avoid investment products with a significant equity component.

Over the last six months, total assets decreased by 6 per cent to £1,063 billion, with a 4 per cent decrease in loans and advances to customers as further customer lending growth was offset by the impact of non-relationship lending portfolios starting to be reduced. Customer deposits increased by 5 per cent to £429 billion over the last six months, supported by good growth in Retail.  Corporate deposits were lower following a reduction in higher interest paying corporate deposits, however this reduction was offset by higher repo balances.

Group net interest income decreased by £600 million, or 9 per cent, to £6,442 million.  The net interest margin from our banking businesses was 28 basis points lower at 1.72 per cent, as higher asset pricing was more than offset by the impact of lower deposit margins, reflecting the impact of falling base rates, and higher funding costs, which includes the impact of the Group extending its wholesale funding maturity profile. During the second half of 2009 we expect a significant slowdown in the rate of net interest margin reduction as the impact of lower base rates and higher funding costs eases. The net interest margin is expected to increase in 2010, although not returning to 2008 levels, with further improvements thereafter, reflecting the impact of expected base rate rises and greater stability in wholesale funding markets.  Other income, net of insurance claims, increased by £1,359 million, or 33 per cent, to £5,497 million, largely reflecting lower investment write-downs.

Strong cost management delivering benefits

The Group has an excellent track record in managing its cost base, and has continued to deliver a strong cost performance. During the first half of 2009, operating expenses decreased by 3 per cent to £5,718 million, as integration related savings have started to be captured. Over the last six months, staff numbers have reduced by 2,619 to 118,207, as the Group has started to achieve the announced cost synergy savings.

We have already made significant progress in capturing savings from areas such as procurement and £107 million of cost synergy savings have already been realised in the first half of the year to support a target for 2009 of over £400 million, which will represent annual run-rate savings of approximately £700 million by the year end. The Group remains confident that it will meet its commitment to deliver cost synergies and other operating efficiencies of greater than £1.5 billion per annum by the end of 2011, and that it will continue to improve its cost:income ratio by  in excess of 200 basis points per annum during the period, with further improvements of approximately 200 basis points per annum thereafter.

Impairment levels higher but expected to have peaked

Consistent with our announcement given earlier this year, during the first half of 2009 we have experienced a significant rise in impairment levels in the Group's lending portfolios. This largely represents falls in the value of commercial real estate, the impact of the further economic deterioration during the half, including the effects of rising unemployment, reduced corporate cash flows and the continuing impact of lower house prices.

In Retail, impairment losses increased by £821 million, or 60 per cent, to £2,192 million, particularly reflecting the impact of lower house prices on the mortgage impairment charge.  In the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.  Approximately 40 per cent of the first half impairment charge related to assets which are expected to be included in the Government Asset Protection Scheme.

Compared to the first half of 2009, we expect to see a moderate increase in the Retail impairment charge in the second half of the year. The increase in the second half of 2009 largely reflects the expected impact of rising unemployment levels and further house price falls. The unsecured charge is expected to be broadly flat in 2010, and decrease thereafter as the UK economic environment improves. With an expectation of more stable house prices in 2010, we expect to see a reduction in the secured charge in 2010. Overall, we expect the retail impairment charge to be lower in 2010 than in 2009.

As previously disclosed, the Wholesale charge for impairment losses increased significantly by £8,663 million to £9,738 million, reflecting continuing declines in commercial property prices and reducing levels of corporate cash flows as we anticipate a continuation of the difficult economic environment. These factors are now leading us to anticipate further corporate defaults during the rest of the year.  In particular, the real estate exposures in the legacy HBOS portfolios are more sensitive to a downturn in the economic environment.  Approximately 80 per cent of the first half impairment charge related to assets expected to be included in the Government Asset Protection Scheme.

We believe the overall Wholesale impairment charge peaked in the first half of 2009 and expect a significant reduction in the Wholesale impairment charge in the second half of 2009 and a further reduction in 2010. We have spent significant time analysing and addressing the issues in the legacy HBOS portfolios, with the greatest attention paid to the over concentration in real estate and those portfolios that fall outside the Lloyds risk appetite. As a result of our portfolio review, which applied more conservative assumptions to real estate development expectations, and with the further deterioration in the economy translating into lower commercial property valuations, we took a prudent and significant impairment charge during the first half of 2009.  The mix of the impairment charge is subsequently expected to change and we expect lower charges from real estate and real estate related businesses being partially offset by higher charges from corporate and commercial businesses, the latter being as a result of challenging economic conditions and corporate failures.

In our Wealth and International business the impairment charge rose by £1,401 million to £1,469 million, reflecting significant provisions against our Irish and Australian Commercial real estate portfolios. We expect a reduction in the charge in the second half of 2009 and the expected 2010 charge to be lower than that in 2009, although we continue to have ongoing concerns with regard to the outlook for the Irish economy.  Approximately 85 per cent of the first half impairment charge related to assets expected to be included in the Government Asset Protection Scheme.

Overall, impairment losses increased by £10,885 million to £13,399 million. Our impairment charge on loans and advances to customers expressed as a percentage of average lending was 3.47 per cent, compared to 0.70 per cent in 2008. Impaired assets increased by 57 per cent to £49,019 million and now represent 7.2 per cent of total loans and advances to customers, up from 4.4 per cent at 31 December 2008.  Approximately three quarters of the Group's first half impairment charge related to assets expected to be included in the Government Asset Protection Scheme.

At the Group level we believe the overall impairment charge has now peaked. Though we would normally expect that impairments would peak one to two years after the low point of a recession, given the significant Wholesale charge in the first half of the year, predominantly driven by the HBOS property and property related portfolios where losses have been incurred more quickly than expected, we believe, given our current economic outlook, that the charge in the second half of 2009 will be significantly lower than the charge in the first half of 2009. Thereafter, we expect the 2010 charge to be significantly lower than the 2009 charge.

Acquisition related balance sheet adjustments

Provisional fair value adjustments reflected in the calculation of the net assets acquired totalled £1,241 million (note 6, page 103).  Negative adjustments in respect of tangible net assets totalled £2,035 million principally reflecting the write-down of HBOS's retail and corporate lending portfolios offset by gains on the valuation of HBOS's own debt.  Intangible assets totalling £4,550 million have been recognised, largely reflecting the value of HBOS's relationship with its retail customer base and the value of its brands.  Other acquisition related balance sheet adjustments include the elimination of HBOS's available-for-sale and cash flow hedging reserves which totalled £6,439 million.

As a result of these adjustments, the Group expects some £1.5 billion, net, to unwind positively through the Group's income statement over the medium to long term.  During the first half of 2009, the Group's income statement reflected gains of £3.7 billion. In the second half of the year, we currently expect a further benefit of some £2 billion.  Thereafter, over the medium term, smaller benefits are expected to accrue.

Gain on acquisition of HBOS

Following the acquisition of HBOS in January 2009, the Group has recognised a benefit of £11,173 million in respect of negative goodwill.  This arises because the consideration paid to acquire HBOS was considerably less than the fair value of the net assets acquired, reflecting the unique circumstances surrounding the transaction.

Volatility

A large proportion of the investments held by the Group's insurance businesses is invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations. Whilst it is expected that those investments will provide enhanced returns over the longer term, the short-term impact of investment market volatility can be significant. In the first half of 2009, the fall in property and fixed interest investment values and the shortfall in equity market returns against our long term assumption has contributed to both insurance and policyholder adverse volatility totalling £591 million. The policyholder interest volatility has predominantly arisen in respect of policyholder tax.

Taxation

The Group's tax for the first half of 2009 was a credit of £1,203 million. This primarily reflects a tax credit relating to the Group's reported loss and a policyholder interests related tax credit offsetting in full the charge for policyholder interests included in the Group's profit before tax (page 104, note 7).

Robust capital ratios

At the end of June 2009, the Group's capital ratios, prior to the implementation of the Government Asset Protection Scheme, remained robust with a total capital ratio on a Basel II basis of 10.6 per cent, a tier 1 ratio of 8.6 per cent and a core tier 1 ratio of 6.3 per cent (page 60, note 9).  In March 2009, the Group announced its intention to participate in the Government Asset Protection Scheme, which would substantially reduce its risk-weighted assets and very significantly strengthen the Group's capital position.

In June 2009, the Group successfully completed a £4 billion Placing and Compensatory Open Offer with the proceeds being used to redeem the £4 billion of preference shares held by HM Treasury. The redemption of the HMT preference shares has removed the annual cost of the preference share dividends of £480 million and will improve the Group's cash flow generation. Upon redemption of the preference shares, the block on payment of ordinary dividends was removed. However, it is not the Board's intention to pay a dividend on ordinary shares in respect of 2009.

In addition, during the first half of 2009, the Group has completed a number of balance sheet liability management transactions that have generated significant core tier 1 capital by redeeming certain securities at a discount to their balance sheet carrying value. A substantial number of note holders have accepted the various offers made and, as a result, the Group has obtained a pre-tax profit from these transactions of approximately £745 million.

Rightsizing the balance sheet

We have identified approximately £300 billion of assets associated with non-relationship lending and investments, including business which is outside our current risk appetite. It is our intention to manage these assets for value and, given the current economic climate, our primary focus will be on running these assets down over time. Over the next five years, we expect to achieve a reduction in such assets of approximately £200 billion (customer lending c. £140 billion; treasury assets £60 billion; risk-weighted assets £100 billion) which equates to approximately 20 per cent of the Group's total balance sheet assets as at 30 June 2009.

Such a reduction over time will provide the Group with increased optionality and flexibility from the resultant releases in both funding and capital. It is our current view that up to half of the released funding and capital would be deployed in our core relationship businesses, principally in the UK. The remaining funding benefit will be absorbed within the Group's overall funding plan, which includes actions to increase retail and corporate deposits and together these actions will reduce the proportion of the Group's funding that is derived from wholesale markets.  The impact of running down those portfolios is not expected to have a significant impact on the Group's income over the five year period.

A strong liquidity and funding position

The recent turbulence in global capital markets has been a severe examination of the banking system's capacity to absorb sudden significant changes in the funding and liquidity environment, and individual institutions have faced varying, but significant, degrees of stress. Throughout this period, the Group has maintained a strong liquidity position which is supported by our robust and stable customer deposit base. The Group also continues to benefit from its diversity of funding sources. The Group's wholesale funding base has proved to be resilient, supporting the Group's balance sheet with an increased level of longer term funding (greater than 1 year).

During the first half of 2009, the Group has extended the maturity profile of wholesale funding, including the issuance of securities under the Credit Guarantee Scheme, such that at 30 June 2009 47 per cent of wholesale funding has a maturity date greater than one year. The maturity extension achieved has further de-risked our already prudent funding profile. Over time, and as we see improvements in the capacity of wholesale funding markets, we expect to maintain the average maturity of the Group's wholesale borrowings with a maturity date greater than one year in excess of 40 per cent which we consider to be a suitable and sustainable proportion. In addition, increases in customer deposits and the reduction in assets set out above, mean that we expect to see a slow but steady improvement in the Group's loan to deposit ratio. The Group does not set a target for this ratio (which we believe does not reflect either the quality of lending or the term of deposits held) but would expect to see it return to legacy Lloyds TSB levels of approximately 140 per cent over the next few years.

Summary

The significant deterioration in the UK economic environment over the last six months has created an extremely challenging operating background against which to integrate two large banking organisations. As expected, against this backdrop, the significant increase in corporate impairments has led the Group to report a loss in the first half of the year, before the credit for negative goodwill arising on the acquisition of HBOS. The Group has a strong risk management culture and is well-placed to manage through the near term challenges and benefit from what we expect to be a slow but steady UK economic recovery from 2010 and beyond.

Our revenue performance has been resilient and whilst interest margins are experiencing short-term pressures we expect them to recover in the medium term. We have an excellent track record in cost management, with a unique opportunity to capture significant acquisition related synergies over the next few years. On impairments, we believe the Group's overall impairment charge has now peaked, with a significant reduction expected in the impairment charge in the second half of 2009. We have a robust capital and funding position and expect this to improve significantly as a result of our intended participation in the Government Asset Protection Scheme. Overall therefore we expect the second half of the year to be tough but manageable, with strong medium-term earnings upside.

Tim Tookey

Group Finance Director

   PRO-FORMA SEGMENTAL ANALYSIS

	Retail	Wholesale	Insurance	Wealth and Int'l	Group Operations and Central Items	Group

Half-year to 30 June 2009	£m	£m	£m	£m	£m	£m

Net interest income	3,735	2,495	(158)	597	(227)	6,442
Other income	894	2,154	1,479	554	710	5,791
Total income	4,629	4,649	1,321	1,151	483	12,233
Insurance claims	-	-	(294)	-	-	(294)
Total income, net of insurance claims	4,629	4,649	1,027	1,151	483	11,939
Operating expenses	(2,356)	(1,951)	(496)	(769)	(146)	(5,718)
Trading surplus	2,273	2,698	531	382	337	6,221
Impairment	(2,192)	(9,738)	-	(1,469)	-	(13,399)
Share of results of joint ventures and associates	(8)	(485)	(8)	(11)	5	(507)
Profit (loss) before tax and fair value unwind	73	(7,525)	523	(1,098)	342	(7,685)
Fair value unwind (3)	287	4,317	(126)	756	(1,506)	3,728
Profit (loss) before tax	360	(3,208)	397	(342)	(1,164)	(3,957)

Banking net interest margin(1)	1.86%	1.52%		1.82%		1.72%
Cost:income ratio	50.9%	42.0%	48.3%	66.8%		47.9%
Impairment as a % of average advances(2)	1.15%	6.87%		4.55%		3.47%

(1)	The calculation basis for banking net interest margins is set out in note 2 on page 50.
(2)

Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses. Calculated on an annualised basis.

(3)

Fair value unwind represents the impact upon the consolidated and divisional income statements of the acquisition related balance sheet adjustments. These adjustments principally reflect the application of market based credit spreads to HBOS’s lending portfolios and own debt. The net fair value unwind in the first half of 2009 is mainly attributable to a reduction in the impairment charge of £4,890 million, as losses reflected in the opening balance sheet valuation of the lending portfolios have been incurred, offset by a charge to net interest income of £1,496 million as the value of HBOS’s own debt accretes to par.

PRO-FORMA SEGMENTAL ANALYSIS (continued)

	Retail	Wholesale	Insurance	Wealth and Int'l	Group Operations and Central Items	Group

Half-year to 30 June 2008	£m	£m	£m	£m	£m	£m

Net interest income	4,034	2,623	(190)	645	(70)	7,042
Other income	1,361	766	1,708	581	(41)	4,375
Total income	5,395	3,389	1,518	1,226	(111)	11,417
Insurance claims	-	-	(237)	-	-	(237)
Total income, net of insurance claims	5,395	3,389	1,281	1,226	(111)	11,180
Operating expenses	(2,284)	(2,244)	(577)	(731)	(35)	(5,871)
Trading surplus	3,111	1,145	704	495	(146)	5,309
Impairment	(1,371)	(1,075)	-	(68)	-	(2,514)
Share of results of joint ventures and associates	1	(33)	16	(6)	2	(20)
Profit (loss) before tax	1,741	37	720	421	(144)	2,775

Banking net interest margin	2.08%	1.89%		2.04%		2.00%
Cost:income ratio	42.3%	66.2%	45.0%	59.6%		52.5%
Impairment as a % of average advances	0.73%	0.75%		0.24%		0.70%
	Retail	Wholesale	Insurance	Wealth and Int'l	Group Operations and Central Items	Group

Half-year to 31 Dec 2008	£m	£m	£m	£m	£m	£m

Net interest income	4,420	3,129	(155)	669	(202)	7,861
Other income	1,378	(1,068)	1,785	610	(147)	2,558
Total income	5,798	2,061	1,630	1,279	(349)	10,419
Insurance claims	-	-	(244)	-	-	(244)
Total income, net of insurance claims	5,798	2,061	1,386	1,279	(349)	10,175
Operating expenses	(2,679)	(2,347)	(552)	(745)	(42)	(6,365)
Trading surplus	3,119	(286)	834	534	(391)	3,810
Impairment	(2,324)	(9,319)	-	(663)	(60)	(12,366)
Share of results of joint ventures and associates	6	(911)	(14)	(15)	2	(932)
Profit (loss) before tax	801	(10,516)	820	(144)	(449)	(9,488)

Banking net interest margin	2.21%	1.82%		2.08%		2.01%
Cost:income ratio	46.2%	113.9%	39.8%	58.2%		62.6%
Impairment as a % of average advances	1.21%	5.77%		2.13%		2.89%

   DIVISIONAL PERFORMANCE

RETAIL

Half-year to 30 June 2009		Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	3,735	4,034	(7)	4,420
Other income	894	1,361	(34)	1,378
Total income	4,629	5,395	(14)	5,798
Operating expenses	(2,356)	(2,284)	(3)	(2,679)
Trading surplus	2,273	3,111	(27)	3,119
Impairment	(2,192)	(1,371)	(60)	(2,324)
Share of results of joint ventures and associates	(8)	1		6
Profit before tax and fair value unwind	73	1,741		801
Fair value unwind	287	-		-
Profit before tax	360	1,741		801

Banking net interest margin	1.86%	2.08%		2.21%
Impairment losses as a % of average advances	1.15%	0.73%		1.21%
Cost:income ratio	50.9%	42.3%		46.2%

As at 30 June 2009			Change	As at 31 Dec 2008
	£bn		%	£bn

Loans and advances to customers	376.7		-	377.1
Risk-weighted assets	131.3		9	120.7
Customer deposits	218.5		1	216.3

Key highlights

•	Resilient performance against the backdrop of slowing economic activity.

•

Reduced total income,  driven by lower payment protection insurance income and a 22 basis point reduction in net interest margin. The margin decline reflects higher wholesale funding costs and lower deposit margins in the falling base rate environment, partly offset by higher asset pricing.

•

Strong cost management, operating expenses increased by 3 per cent driven primarily by the Financial Services Compensation Scheme (FSCS) levy. Excluding this levy, operating expenses were down by 3 per cent.

•

Continuing good new lending quality,  reflecting continued strong credit criteria.  The average loan-to-value on mortgage lending was 58 per cent, compared to 63 per cent for the full year. However, the economic environment and in particular the fall in house prices and higher unemployment has, as expected, resulted in an increased impairment charge, up by 60 per cent to £2,192 million.

•

Good progress on integrating the Lloyds TSB and HBOS retail businesses.   New management structures have been implemented and significant progress has been made in the consolidation and integration of back office processes.

RETAIL  (continued)

Business overview

Retail is the largest retail bank in the UK and the leading provider of current accounts, savings, personal loans, credit cards and mortgages.  With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland and Cheltenham & Gloucester, it serves over 30 million customers through the largest branch and fee free ATM network in the UK.

Retail has approximately 22 million current account customers and provides social banking to over 4 million people through basic bank or social banking accounts. It is also the largest provider of personal loans in the UK, as well as being the UK's leading credit card issuer.  Retail provides one in four residential mortgages making it the leading UK mortgage lender as well as being a major provider of home finance for the first time buyer.

Retail is the largest savings provider in the UK, with over 21 million savers. At 30 June 2009 the Group held over £180 billion of retail savings. It is also a major bancassurance provider, selling a wide range of long-term savings and investment products.

Strategic overview

Retail's strategic goal is to be recognised by its customers as the UK's best - and most recommended - bank. It will achieve this by building deep and enduring customer relationships which deliver the best value to customers. Underpinning this strategy are a strong stable of brands which provide unparalleled customer reach and choice; deep customer insight based on the strength of the customer franchise; and highly efficient and effective processes as a result of business scale. Lower cost processes, combined with real customer understanding, will enable further investment in the products and services that really matter to Retail customers and in Retail colleagues who deliver those products and services. At the same time, Retail will focus upon the close control of operating expenses and it will seek to improve capital management by continuing to apply a prudent approach to risk.

Progress against strategic initiatives

The immediate priority of the business during the first half has been to plan and successfully launch the integration process to combine the retail activities of Lloyds TSB and HBOS.  Good progress has been made: a common management structure has been implemented across both legacy businesses, with duplicate structures and processes being identified and removed.  There has also been significant progress made in the consolidation and integration of back office processes, including, for example, the consolidation of mortgage support activities and the development of a shared service structure for mortgage sales teams.

A key goal of Retail is to build deeper and enduring relationships with customers.  In these difficult economic circumstances customers are increasingly looking towards their banks to provide innovative products which will help them manage their money even better.  Retail has continued to maintain momentum in its key businesses.  It has launched new and innovative products, meeting key customers needs, such as the new Reward current account as well as new savings and mortgage products.  This has been supported by new selling initiatives in the distribution channels.

RETAIL  (continued)

Financial performance

Profit before tax and fair value unwind decreased by £1,668 million to £73 million. This reduction was mainly driven by a higher impairment charge and reduced income resulting from a lower net interest margin, largely reflecting margin pressure in savings, and the introduction of a new payment protection insurance product with monthly premiums.

Total income decreased by 14 per cent to £4,629 million. During the first half of 2009, Retail has incurred higher overall funding costs from the wholesale money markets.  In addition, a lower base rate has resulted in a reduction in margins on deposit and savings products. These were partly offset by higher asset pricing. As a result, Retail's overall net interest margin decreased by 22 basis points to 1.86 per cent. As previously reported, on 1 January 2009 Retail introduced a monthly premium payment protection product and stopped selling single premium products. This new product offers customers the benefit of monthly payments whilst retaining the product's valuable benefits and has been well received by both customers and the market.  This change has, however, had a significant short-term impact on income in 2009 when compared with 2008, as a result of the income now being recognised over the life of the loan rather than all being recognised in the first year.

Operating expenses increased by 3 per cent to £2,356 million including a charge of £130 million in respect of the FSCS levy (first half 2008:nil).  In 2008, the full cost of this levy was accounted for during the second half of the year.  Excluding this levy, operating expenses decreased by 3 per cent from the first half of 2008, which reflected Retail's continuing close management of expenses against a background of cost inflation.

Impairment losses on loans and advances increased by 60 per cent to £2,192 million, reflecting the effect of lower house prices on the secured impairment charge and rising unemployment. Annualised impairment losses, as a percentage of average advances, were 1.15 per cent compared to 0.73 per cent in the first half of 2008.  The secured impairment charge increased by £334 million to £591 million, with the charge for unsecured lending increasing by £487 million to £1,601 million. The difficult market conditions have resulted in total impaired loans, as a percentage of closing advances to customers, increasing to 2.97 per cent compared to 2.62 per cent at 31 December 2008.  Retail has continued to enhance underwriting, collections and fraud prevention procedures in this continued period of economic uncertainty.  At the beginning of the year, the division has ceased all sub-prime and self certified mortgage approvals.

Recent lending vintages across all secured portfolios are showing signs of stabilisation as a result of actions which have been taken during the last 18 months. Arrears in all secured portfolios have stabilised, in part as a result of improved affordability in the current low interest rate environment.  The average monthly number of new cases entering collections has fallen by 21 per cent from the levels seen in the second half of 2008.  Repossessions are down 7 per cent over the same period.

Compared to the first half of 2009 and in the context of current economic expectations, a moderate use in the impairment charge is expected in the second half of the year.  This should represent the peak for the Retail impairment charge and reflects expected hardening of arrears across the business and reductions in house prices.

RETAIL  (continued)

Creating products and services that customers really value

Sales in Lloyds TSB were broadly in line with that achieved in the first half of 2008 despite the pressures on the market as a whole with lower mortgage sales being offset by a particularly strong performance in savings. Sales in the Halifax and Bank of Scotland network were 8 per cent down on the first half of 2008, with lower mortgage sales being partly offset by strong sales of the new Reward current account.  Through the alignment of the telephone banking sales models, we have seen that sales that come from service calls strengthen significantly, rising by more than 200 per cent on the Halifax and Bank of Scotland businesses. In particular, current accounts now account for over 40 per cent of these sales, up from just 13 per cent in 2008.

The introduction of the new Reward current account by Halifax and the new Lloyds TSB monthly saver, with an interest rate of 5 per cent for 12 months, have been well received by customers. Another new and innovative product is the 'Lloyds TSB Lend a Hand' mortgage. This allows first time buyers access to interest rates usually available to those with a 25 per cent deposit by linking the product to funds in a savings account provided by family or friends. As well as providing a return for savers this product supports growth in the important first time buyers market. In addition, Halifax and Bank of Scotland have launched the new Visa contactless debit card.

Customer deposits, at £218 billion, grew by 1 per cent over the last six months in the face of a high level of term deposit maturities as products sold by Halifax and Bank of Scotland in the first half of 2008 matured. This reverses the trend of declining deposit balances seen during the second half of 2008.  Retail has maintained its position as the number one provider of both savings and current accounts.

Retail has continued to make good progress in building its mortgage business in a contracting market, by focusing on those segments of the prime mortgage market where value can be created and launching innovative new products, whilst at the same time maintaining a prudent approach to risk.  Gross new mortgage lending totalled £18.3 billion during the first half of 2009 and net new mortgage lending was £1 billion. Retail has maintained its commitment to the housing market, with more than 50 per cent of new lending in the first half of 2009 being for house purchase rather than for re-mortgage.

Improving productivity and continually improving customer service

Productivity in both branch networks has increased during the first half of 2009. The Lloyds TSB network has continued to realise the benefits of the investments made in 2008 in developing branch staff as well as increasing the number of branches opening on a Saturday. Productivity in the Halifax branch network has grown steadily with the introduction of the Lloyds TSB leads system to support more effective cross-selling of products.  The sharing of best practice across our financial advisers has seen the number of monthly sales of protection products increase by over 200 per cent during the first half of 2009.

Following a period of strong growth in the use of internet banking, a significant percentage of Retail's customer enquiries and transactions now occur online. There are 6.5 million active users of Retail internet services (14 per cent higher than in 2008) logging on 51 million times a month, making 6.5 million account transfers online and 5.7 million online payments to third parties (21 per cent growth). In addition, customers are making increasing use of electronic statements, with 5.1 million accounts now having statements delivered electronically rather than in paper format. Retail continues to lead the market in the provision of mobile banking services which assists customers in monitoring their bank accounts by providing access through their mobile phone.

   WHOLESALE

Half-year to 30 June 2009		Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	2,495	2,623	(5)	3,129
Other income	2,154	766		(1,068)
Total income	4,649	3,389	37	2,061
Operating expenses	(1,951)	(2,244)	13	(2,347)
Trading surplus	2,698	1,145	136	(286)
Impairment	(9,738)	(1,075)		(9,319)
Share of results of joint ventures and associates	(485)	(33)		(911)
Profit (loss) before tax and fair value unwind	(7,525)	37		(10,516)
Fair value unwind	4,317	-		-
Profit (loss) before tax	(3,208)	37		(10,516)

Corporate Markets	(7,735)	(259)		(10,250)
Treasury and Trading	460	254		19
Asset Finance	(250)	42		(285)
Profit (loss) before tax and fair value unwind	(7,525)	37		(10,516)

Banking net interest margin	1.52%	1.89%		1.82%
Cost:income ratio	42.0%	66.2%		113.9%
Impairment losses as a % of average advances	6.87%	0.75%		5.77%

As at 30 June 2009			Change	Half-year to 31 Dec 2008
	£bn		%	£bn
Loans and advances to customers	216.4		(8)	234.6
Risk-weighted assets	287.9		(8)	313.2
Customer deposits(1)	180.9		15	157.9
(1)		Of which repos represent £58.9 billion (2008:£18.1 billion)

Key highlights

•	Profit before tax has decreased significantly primarily due to increased levels of impairment.

•	Income has increased by 37 per cent principally as a result of the lower impact of market dislocation and continued strength in sales and trading activity.

•	Net interest margins reduced reflecting the impact of higher funding costs, which more than offset higher asset pricing.

•

Impairment losses have increased sharply to £9,738 million, compared to £1,075 million in the first half of 2008. The continued weak economic climate has resulted in significant increases in impairment losses primarily in commercial real estate related businesses.

•

Continued effective cost management.  Excluding the cost of settlement of certain historic US dollar payments practices in 2008, operating expenses fell by 6 per cent reflecting reduced levels of operating lease business and continued focus on strong cost management.

•	Good franchise growth with a 40 per cent combined increase in cross selling income as a result of recent investment in customer facing teams.

WHOLESALE  (continued)

Business overview

The Wholesale division operates a multi brand strategy, serving thousands of customers, ranging from start ups and small enterprises to global corporations.  The enlarged division, following the acquisition of HBOS, comprises Corporate Markets, Treasury and Trading, and Asset Finance.

Corporate Markets comprises Corporate, Commercial, Commercial Real Estate, Specialist Finance and Wholesale Markets. Corporate, Commercial and Commercial Real Estate provide relationship based financial and advisory services to corporate customers throughout the UK, US and Canada.  Transactions with customers with an annual turnover greater than £15 million are managed within Corporate and commercial property based transactions (including hotel and property based leisure) are managed within the Commercial Real Estate business.  Commercial specialises in financial services to customers ranging from new business start-ups to those with a turnover up to £15 million, an element of which is property related.  Specialist Finance includes the European private equity businesses where all new business is being written under the brand of Lloyds Development Capital, together with the leverage finance business.  Wholesale Markets provides risk management solutions, specialised lending, capital markets' advisory and multi product financing solutions to the corporate customer franchise, whilst managing the banks own portfolio of structured credit investments and treasury assets.

Treasury and Trading manages the global trading, funding and liquidity risks and provides risk management solutions to both internal and external clients.

Asset Finance consists of a number of leasing and speciality lending businesses including Contract Hire (Lex and Autolease), Specialist Assets and Consumer Finance (Motor Finance and Personal Finance).

Strategic overview

Wholesale's strategic vision is to be recognised as the UK's leading, 'through the cycle', wholesale bank. In delivering this, it will direct its effort and expertise at deepening core customer relationships thereby becoming a provider of a broad range of banking and capital markets products and services anchored in a relationship through which we develop deep insight into client needs, support them through the economic cycle and thereby provide exceptional overall value for money.

Progress against strategic initiatives

Progress made against these strategic initiatives covers two areas; realigning our business and providing support to UK businesses:

Realigning our business -  In the Commercial business, the integrated relationship network will operate under the Lloyds TSB Commercial brand in England and Wales and Bank of Scotland Commercial in Scotland. The Asset Finance business consolidation and realignment continues. Black Horse has become the sole brand for point-of-sale Motor Dealer Finance and new business through the Bank of Scotland Dealer, Marine Finance, Vendor & Intermediary and Specialist Asset Finance businesses will cease. Six Black Horse Collections centres have been consolidated into the existing centres in Edinburgh and Cardiff and 28 Personal Finance branches across the Black Horse network were recently closed but the number of people in the Personal Finance central sales channel has been increased to better align distribution to customer demand. Plans are well advanced to bring together the market leading Lex and Autolease contract hire businesses.

WHOLESALE  (continued)

Supporting UK business -  The present economic situation is challenging for UK businesses and the Group fully embraces its role in supporting the recovery of the UK economy.  The strategy is to support businesses 'through the cycle' by delivering on a comprehensive support programme increase the number of dedicated managers to give intensive support to businesses and provide practical advice to businesses on how to cope with a downturn, through a series of workshops across the UK.

As part of Wholesale's commitment to providing support for commercial business customers, Business Support Units provide dedicated teams across our Corporate, Commercial Real Estate and Specialist Finance business areas. Business Support Units will undergo further expansion during the remainder of 2009 with plans to increase the current headcount from around 500 at present to just over 1,000, maximising the opportunity to work with customers during these tough economic times. Business Support Units offer solutions including providing customers with finance to maintain cash flow, management advice on how to improve business performance and capital restructuring. By focusing on effective customer turnaround, there is the opportunity to deepen relationships and retain loyal customers.

Financial performance

Profit before tax and fair value unwind in Wholesale decreased by £7,562 million to a loss of £7,525 million, primarily reflecting the continued deterioration in economic environment and its impact on the levels of impairment.

Total income increased by 37 per cent to £4,649 million driven by a strong increase in other income.  This increase was driven by strong performances in Wholesale Markets and Treasury and Trading, as a result of the impact of market dislocation, a more favourable interest rate environment, good transaction volumes in capital markets and strong flows of client driven derivative transactions at improved spreads.

Operating expenses reduced by 13 per cent to £1,951 million.  Excluding the cost of settlement of certain historic US dollar payments practices in 2008, expenses fell by 6 per cent primarily as a result of continued focused cost control and reduced levels of operating lease business in asset finance.

Impairments increased sharply to £9,738 million compared to £1,075 million in the first half of 2008 as a result of higher levels of corporate distress, notably in commercial real estate related portfolios and elements of the HBOS US Corporate portfolio. Annualised impairment losses as a percentage of average advances were 6.87 per cent compared to 0.75 per cent in the first half of 2008.

The share of losses from joint ventures and associates increased by £452 million to a loss of £485 million as a result of deterioration in the economic climate impacting UK property prices and the underlying businesses.

WHOLESALE (continued)

Corporate Markets

	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	2,005	2,202	(9)	2,491
Other income	1,206	(177)		(1,603)
Total income	3,211	2,025	59	888
Operating expenses	(1,129)	(1,340)	16	(1,243)
Trading surplus (deficit)	2,082	685		(355)
Impairment	(9,334)	(911)		(8,985)
Share of results of joint ventures and associates	(483)	(33)		(910)
Profit (loss) before tax and fair value unwind	(7,735)	(259)		(10,250)

Impairment losses as a % of advances	7.05%	0.75%		6.55%
Cost:income ratio	35.2%	66.2%		140.0%

Key balance sheet items	As at 30 June 2009		Change	As at 31 Dec 2008

	£bn		%	£bn
Loans and advances to customers	197.8		(9)	216.4
Customer deposits	95.9		(1)	96.6

Loss before tax increased by £7,476 million to a loss of £7,735 million, reflecting the significant increase in corporate impairments as a result of the deteriorating economic environment.

Income increased by £1,186 million to £3,211 million as a result of significantly reduced impact from the market dislocation, together with strong performances in the Sales and Capital Markets desks, and securitised income.  Notwithstanding this, income in Specialised Finance was lower due to the impact of downward revaluations of investments.  Operating expenses decreased by 16 per cent to £1,129 million.  Excluding the cost of settlement of certain historic US dollar payments practices in 2008, operating expenses reduced by 3 per cent reflecting continued focused cost control.

Impairments increased by £8,423 million to £9,334 million, reflecting increased levels of impairments across all areas of Corporate Markets, notably in the commercial real estate related portfolios and the HBOS corporate US portfolios.

WHOLESALE (continued)

Treasury and Trading

	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	319	262	22	484
Other income	229	75	205	(268)
Total income	548	337	63	216
Operating expenses	(88)	(83)	(6)	(105)
Trading surplus	460	254	81	111
Impairment	-	-		(92)
Profit (loss) before tax and fair value unwind	460	254	81	19

Cost:income ratio	16.1%	24.6%		48.6%

Key balance sheet items	As at 30 June 2009		Change	As at 31 Dec 2008

	£bn		%	£bn
Loans and advances to customers	6.5		35	4.8
Customer deposits	85.0		39	61.3

Profit before tax increased by 81 per cent to £460 million. Income benefited from strong customer demand for interest rate and foreign exchange products and significant internal and external demand for Treasury's pricing and risk management service. Treasury and Trading has worked closely with colleagues across the bank to deliver added value income through supporting the bank's customer proposition. Operating expenses increased by 6 per cent to £88 million reflecting a controlled investment in front and back office functions to support the larger business.  The impairment charge of £92 million in the second half of 2008 reflected the impact of a number of high profile financial services company collapses in this period.

WHOLESALE (continued)

Asset Finance

	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	171	159	8	154
Other income	719	868	(17)	803
Total income	890	1,027	(13)	957
Operating expenses	(734)	(821)	11	(999)
Trading surplus	156	206	(24)	(42)
Impairment	(404)	(164)	(146)	(242)
Share of results of joint ventures and associates	(2)	-		(1)
Profit (loss) before tax and fair value unwind	(250)	42		(285)

Impairment losses as a % of advances	5.96%	2.08%		3.01%
Cost:income ratio	82.5%	79.9%		104.4%

Key balance sheet item	As at 30 June 2009		Change	As at 31 Dec 2008

	£bn		%	£bn
Loans and advances to customers	12.1		(10)	13.4

Profit before tax decreased by £292 million to a loss before tax of £250 million, primarily reflecting higher impairment charges from the continued deterioration in the economic environment.

Income decreased by 13 per cent to £890 million despite continued margin improvement across the businesses. Insurance income decreased in the Personal Finance business due to the move to a monthly premium product and adverse business volumes across all businesses. Operating expenses decreased by 11 per cent to £734 million, largely reflecting the impact of lower business volumes reducing depreciation charges on assets held under operating lease.  The impairment charge increased by 146 per cent to £404 million, reflecting increases in both the retail and non-retail consumer finance business. In retail Consumer Finance, impairment increases reflected both the increase in the number of customers going into arrears and the negative impact of house price deflation on the expected recovery rates on the defaulted second lien portfolio. The Consumer Finance business has also seen a significant increase in the number of corporate failures within its non-retail books which have caused a significant increase in the impairment charge.

   INSURANCE

	Half-year to 30 June 2009		Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

		£m	£m	%	£m

	Net interest income	(158)	(190)	17	(155)
	Other income	1,479	1,708	(13)	1,785
	Total income	1,321	1,518	(13)	1,630
	Insurance claims	(294)	(237)	(24)	(244)
	Total income, net of insurance claims	1,027	1,281	(20)	1,386
	Operating expenses	(496)	(577)	14	(552)
	Share of results of joint ventures and associates	(8)	16		(14)
Profit before tax and fair value unwind		523	720	(27)	820
	Fair value unwind	(126)	-		-
	Profit before tax	397	720	(45)	820

	Profit before tax by business unit
Life, pensions and investments	- UK business	328	410	(20)	416
	- European business	16	33	(52)	116
	General Insurance	186	248	(25)	289
	Other(1)	(7)	29		(1)
	Profit before tax and fair value unwind	523	720	(27)	820

	EEV new business margin	2.4%	2.9%		3.3%

European Embedded Value information is provided on page 119.

(1)	Includes certain divisional costs and income as well as the division's interest in the joint ventures.

Key highlights

•	Profit performance reflects extremely challenging market conditions. Profit before tax and fair value unwind decreased by 27 per cent to £523 million.

•

Sales and income performance reflects the market-wide slowdown  in life, pension and investment sales across both the UK and Europe.  Sales of corporate pensions and protection products have performed well but this has been more than offset by poor performance of equity based investment products and individual pensions.

•

New business margin for life, pension and investment sales at 2.4 per cent reflects a stable performance  by Scottish Widows (3.4 per cent) offset by a reduced Clerical Medical/Halifax Life margin (1.5 per cent) resulting mainly from accounting alignment.  Integration of these businesses is expected to see the margin progress towards Scottish Widows performance.

•	General Insurance profits have been impacted by the worsening economic environment through higher creditor claims and lower investment returns.

•	Continued focus on cost management. Operating expenses have decreased by 14 per cent.

•

Significant progress on Integration of our legacy businesses with a new integrated life, pensions and investments proposition and sales teams for the IFA channel launched on 1 July 2009.  We have also made a strong start in creating a combined General Insurance business.  In the six months to June 2009 we have secured 48 per cent of our planned 2009 integration savings across the division.

INSURANCE  (continued)

Business overview

The Insurance Division consists of three core elements: life, pensions and investment business written within the UK; life, pensions and investment business written in mainland Europe; and general insurance business.

The UK life, pensions and investments business includes Scottish Widows which, for a number of years, has been a subsidiary of the Lloyds TSB Group and the provider of long term savings and investment products distributed through intermediated, bancassurance and direct channels.  Following the acquisition of HBOS, the business unit also includes business written through the intermediary and bancassurance channels under the Clerical Medical and Halifax brands respectively.  Lloyds Banking Group is now the major bancassurance provider in the UK and has one of the largest intermediary sales forces in the industry.

The European life, pensions and investments business distributes products primarily in the German market under the Clerical Medical and Heidelberger Leben brands. The business unit was included within the International Division of the former HBOS group.

The combined general insurance business is a leading distributor of home and creditor insurance in the UK, with products distributed through the branch network, direct channels and strategic corporate partners.

Strategic overview

The strategic priorities for the Insurance division are to: complete the integration of our market leading businesses, grow sales profitably in our targeted markets, enhance the capital and operational efficiency of existing and future business and leverage Lloyds Banking Group strengths in distribution and asset management.

Within the life, pensions and investments operations, these priorities will be achieved by establishing a competitive advantage through developing strong and enduring relationships, developing market-led propositions and being easy to do business with.

The General Insurance operation is targeting growing share in its chosen customer segments, delivering service in PPI, and improving margins, service and efficiency.

INSURANCE  (continued)

Integration

Life, pensions and investments - UK business

The integration of the life, pensions and investments businesses is already progressing well with particular recent success in the following key areas:

The intermediary sales forces of Scottish Widows and Clerical Medical combined under the Scottish Widows brand on 1 July 2009 and work is well progressed in developing an integrated bancassurance proposition planned to be launched in 2010.  The combined business will seek to build on the strengths inherent in each of the heritages, including Scottish Widows' strong position in the pensions and protection market and Clerical Medical's expertise in the savings and investments market.  Additionally the revised product suites are being designed using the financial return and capital disciplines previously employed at Scottish Widows.  It is therefore anticipated that significant shareholder value can be created through improving the profitability and capital efficiency of products across the scale present in our wider customer base.

The integration provides an opportunity to enhance the customer proposition across the combined businesses, and to deliver further efficiencies through streamlining processes and removing duplication. This includes a continued focus on the proportion of bancassurance sales which require limited manual intervention, thereby building a competitive advantage in this area.  Additionally in the first half of 2009, the difficult decision has been taken to close the offices located in Clevedon and relocate colleagues to the Bristol offices as part of the Group's integration efficiency programme.

Significant work has been undertaken to assess the optimum capital structure for the new combined division and planning is well progressed. In addition capital disciplines will be reviewed across the life companies of the combined division to ensure best practice is applied, building on the improvements already delivered in the first half of 2009 where the amount of capital used in writing new business has decreased as a proportion of sales volumes.  The capital management strategy focus is on generating sufficient free cash flow to fund new business and dividends.

Despite the current difficult economic climate which has impacted the financial results in the short-term, the life, pensions and investment business is well placed to maximise its potential as consumer confidence returns.

Creating one General Insurance business

A strong start has been made to creating one General Insurance business, with 2009 synergy benefits in line with target.  Key achievements include the introduction of a single reinsurance broker, delivering a combined re-insurance programme providing for higher levels of cover at lower cost, appointment of the senior leadership team to further embed a single business culture and drive business progression and development of a combined retention team focused on securing the best price for the customer utilising both Halifax and Lloyds TSB branded products.

Clear plans are in place to further integrate the two businesses onto the Lloyds TSB Insurance operating model and major IT platforms which includes the delivery of a combined sales operating platform for all brands.  Furthermore this will see ongoing investment in our claims management operation, bringing together the best processes and people to ensure the greatest possible services to our customers, helping to get their lives back on track when the worst happens.

INSURANCE (continued)

Life, pensions and investments

UK business

		Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

		£m	£m	%	£m

Net interest income		(146)	(145)	(1)	(137)
Other income		772	883	(13)	875
Total income		626	738	(15)	738
Operating expenses		(298)	(328)	9	(322)
Profit before tax and fair value unwind		328	410	(20)	416

Profit before tax analysis
New business profit	- insurance business(1)	175	205	(15)	260
	- investment business(1)	(96)	(135)	29	(112)
Total new business profit		79	70	13	148
Existing business profit		243	305	(20)	229
Expected return on shareholders' net assets		6	35	(83)	39
Profit before tax and fair value unwind		328	410	(20)	416

(1)

As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained. For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of initial income and expenses. Consequently the recognition of profit for investment contracts is deferred relative to insurance contracts.

Profit before tax, excluding fair value adjustments, decreased by £82 million, or 20 per cent, to £328 million.

New business profit on insurance business has decreased by 15 per cent to £175 million, primarily reflecting lower sales of individual pensions and life bond products as a result of current economic conditions. The new business loss on investment business has improved by 29 per cent to £96 million, reflecting early profit recognition from the introduction of a new OEIC product. Existing business profit has decreased by 20 per cent to £243 million reflecting lower asset values from adverse investment markets in 2008 and a lower assumed rate of return. The expected return on shareholders' net assets has decreased to £6 million for the same reasons.

Profit before tax in Scottish Widows increased by £20 million, or 7 per cent, to £287 million whereas profit before tax in the Clerical Medical and Halifax Life businesses decreased by £102 million, or 71 per cent, to £41 million. In addition to the adverse trading conditions noted above, the results of Scottish Widows reflect net positive experience variances in the first half of 2009 and the results of Clerical Medical and Halifax Life reflect the non-recurrence of one-off benefits in the first half of 2008.

INSURANCE (continued)

Whilst good progress has been made to integrate the UK life, pensions and investment businesses across the Division in the first half of 2009, there are a number of historic differences which inevitably will take longer to fully align.  Further significant work will be required to align the businesses around the Scottish Widows operating model which in turn will better integrate the Clerical Medical and Halifax Life businesses into the Lloyds Banking Group and increase financial returns.

The key business priorities for the UK life, pensions and investments business are: to build on the successful legacy of our bancassurance business; to grow sales profitably through intermediaries; to maintain excellent service and operational efficiency; and to optimise our use of capital.

Maximising bancassurance success -  in the first half of 2009, the value of bancassurance new business premiums decreased by 20 per cent.  The primary reason for the reduction is the lack of consumer confidence in the investment markets which has adversely impacted sales of equity-backed OEICs and life bonds.  The decrease also reflects the introduction of a regular premium creditor insurance product, an element of which is underwritten by Scottish Widows, which defers the recognition of premiums compared to the previous product.  Those adverse impacts have been partly offset by a strong performance in other protection products which have increased by 13 per cent and strong sales of the capital protected fund OEIC product.

Intermediary sales -  in the first half of 2009 sales through UK Independent Financial Advisers have reduced by 29 per cent.  This is primarily driven by a reduction in Individual Pension volumes, reflecting current economic conditions, and a reduction in life bonds, reflecting a lack of consumer confidence in equity-backed products.  Additionally, we had expected there to be an impact on sales whilst combining the Scottish Widows and Clerical Medical sales forces in the first half of 2009.  However this is now complete and the combined business is well positioned for future growth.

Service and efficiency -  in recent years Scottish Widows has received a number of industry awards for its quality customer service, and has consistently delivered cost efficiencies against a background of improving service levels and investment in products and distribution channels.  Our servicing unit cost remains one of the lowest of our peer group, a position which is expected to further improve as integration synergy benefits are delivered.  This year, despite additional internal and external demands, the company has maintained its high quality service levels and continued to win awards.  Furthermore, service levels in the Halifax and Clerical Medical businesses remain strong and are consistently above target against key measures.   Both heritages are now sharing best practice and are jointly planning for the second half of 2009 and into 2010.

Capital management -  the capital positions of the life insurance companies within the Group remain robust despite recent market turbulence and, during the period, Scottish Widows and Clerical Medical have taken further steps to reduce their exposures to equity markets.  Based on the FSA's definition of insurance groups and the current legal structure, Lloyds Banking Group has two reportable life, pensions and investment businesses within its insurance division.  At the end of June the estimated Insurance Group Directive (IGD) Surplus was £0.8 billion for the Scottish Widows insurance group and £0.9 billion for the HBOS insurance group, with additional surplus in the long term funds of £1.5 billion and £0.3 billion respectively. Additionally the management of surplus capital has continued to be a key focus; during July Clerical Medical has redeemed £617 million of subordinated debt at a significant discount to redemption value.  This transaction resulted in no material impact on the IGD capital surplus. During July 2009, Scottish Widows has paid a further dividend of £187 million to the Group.

INSURANCE  (continued)

Life, pensions and investments - European business

Overall profit before tax decreased by 52 per cent to £16 million. Within this, new business profits have reduced by £4 million driven by lower sales, reflecting the current economic conditions. Existing business profits have decreased largely due to the reduction in risk discount rate as a result of moving toward more market consistent embedded value principles.

New business

An analysis of the present value of new business premiums for business written by the Insurance division, split between the UK and European businesses, is given below:

			Half-year to 30 June 2009			Half-year to 30 June 2008		Half-year to 31 Dec 2008

	UK	Europe	Total	UK	Europe	Total	Change	Total

	£m	£m	£m	£m	£m	£m	%	£m

Protection	264	16	280	241	18	259	8	284
Creditor	83	-	83	357	-	357	(77)	322
Savings and investments	1,465	113	1,578	2,219	171	2,390	(34)	2,131
Individual pensions	1,401	64	1,465	2,426	151	2,577	(43)	1,945
Corporate and other pensions	1,560	-	1,560	1,444	-	1,444	8	1,496
Retirement Income	570	-	570	776	-	776	(27)	675
Managed fund business	76	-	76	132	-	132	(42)	84
Life and pensions	5,419	193	5,612	7,595	340	7,935	(29)	6,937
OEICs	1,749	-	1,749	1,924	-	1,924	(9)	1,379
Total	7,168	193	7,361	9,519	340	9,859	(25)	8,316

Analysis by channel
Bancassurance ex creditor	3,591	-	3,591	4,258	-	4,258	(16)	3,419
Creditor	83	-	83	357	-	357	(77)	322
Bancassurance	3,674	-	3,674	4,615	-	4,615	(20)	3,741
Independent financial advisers	3,313	193	3,506	4,687	340	5,027	(30)	4,406
Direct	181	-	181	217	-	217	(17)	169
Total	7,168	193	7,361	9,519	340	9,859	(25)	8,316

INSURANCE  (continued)

Movement in life, pensions and investments funds under management

The Insurance division's funds are predominantly managed by Scottish Widows Investment Partnership and Insight, which are part of the Wealth and International division.

Half-year to 30 June 2009		Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£bn	£bn	£bn

Opening funds under management	113.7	135.6	125.3

UK business
Premiums	6.4	8.9	8.2
Claims	(3.1)	(3.6)	(4.0)
Surrenders	(3.4)	(5.7)	(5.6)
Net inflow of business	(0.1)	(0.4)	(1.4)
		(
Investment return, expenses and commission	(1.9)	(9.1)	(9.5)
Net movement	(2.0)	(9.5)	(10.9)

European business
Net movement	(0.3)	(0.5)	(0.2)

Dividends and capital repatriation	-	(0.3)	(0.5)

Closing funds under management	111.4	125.3	113.7

INSURANCE  (continued)

General Insurance	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

Home insurance	£m	£m	%	£m

Underwriting income (net of reinsurance)	450	433	4	452
Commission receivable	23	22	5	28
Commission payable	(46)	(32)	(44)	(38)
	427	423	1	442

Creditor Insurance
Underwriting income (net of reinsurance)	379	452	(16)	408
Commission receivable	29	229	(87)	199
Commission payable	(229)	(493)	54	(430)
	179	188	(5)	177
Other
Underwriting income (net of reinsurance)	5	12	(58)	8
Commission receivable	47	29	62	42
Commission payable	(30)	(10)	(200)	(26)
Investment income and other	(10)	40	(125)	52
	12	71	(83)	76
Net operating income	618	682	(9)	695
Claims paid on insurance contracts (net of reinsurance)	(294)	(237)	(24)	(243)
Operating income, net of claims	324	445	(27)	452
Operating expenses	(138)	(197)	30	(163)
Profit before tax and fair value unwind	186	248	(25)	289

Claims ratio	32%	25%		26%
Combined ratio	72%	79%		73%

Profit before tax from General Insurance fell by £62 million, to £186 million, reflecting lower investment returns, an increase in unemployment claims as a result of the worsening economic environment and the move to regular premium on loans PPI.

Net operating income decreased by £64 million, primarily reflecting declining investment income returns following lower interest rates.  Home underwriting income increased by 4 per cent reflecting growth in renewal premiums despite the challenge of a very competitive market. This was offset by the front end commission strain resulting from strong new business sales. Creditor income decline reflects the market move to regular premiums for loan related PPI partially offset by lower profit share payable as a consequence of higher unemployment claims.

Claims are £57 million higher than 2008, principally driven by higher creditor unemployment claims. Underlying home claims ratio improved 6 per cent to 33 per cent, reflecting continued benefits from ongoing investment in claims processes, and a largely benign set of weather conditions over the six month period.

INSURANCE  (continued)

Despite the market challenges General Insurance continues to make good progress against its key strategic initiatives placing it in a strong position when the economic environment improves.

Growing share in our chosen customer segments

Growth in home insurance sales continued with a strong underwriting performance in first half 2009.  Volumes through the Lloyds TSB branch network increased by 17 per cent supported by a positive customer reaction to our 5 Star Defaqto Rated home insurance product and to our Home Emergency product.  The launch of a new, more modular home insurance product in the Halifax and Bank of Scotland branch networks is designed to underpin sales performance in the second half of the year.

Product and service delivery in Payment Protection Insurance (PPI)

We continue to develop our PPI strategy to focus on propositions which meet the protection needs of our customers during these difficult economic circumstances.  We have delivered regular premium products into our branch networks, including a 5 Star Defaqto Rated Lloyds TSB monthly premium loan protection product in January 2009.  Additionally, the underwriting of Lloyds TSB Credit Card payment protection cover has been brought in-house to improve the customer experience and achieved a 5 Star Defaqto Rating.

PPI claims are up 82 per cent compared with 2008 and we expect a rising claims trend to continue into 2010.  We have implemented a number of further enhancements, including increased resourcing levels, to ensure that valid claims are paid quickly and that good quality service continues to be delivered to customers in financial distress.

Improving margins through better customer, process and supplier management

Following on from improvements in 2008, the ongoing review of our advertising expenditure and the introduction of further improvements to the targeting of promotional activity have led to further efficiencies and the cost per product sale reducing by 5 per cent.

Adjusting for the re-classification of Claims Handling Expenses into the claims line and the additional marketing spend in the Motor business in 2008, costs remain stable year on year. Despite the steep rise in costs associated with servicing PPI claims, through strong cost control we have achieved a level of costs comparable with the prior year.

Joint ventures and associates

The £24 million reduction in profit on the first half of 2008 principally reflects the increased cost of personal injury claims and the impact of weather related motor claims in the early part of the year.

   WEALTH AND INTERNATIONAL

	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	597	645	(7)	669
Other income	554	581	(5)	610
Total Income	1,151	1,226	(6)	1,279
Operating expenses	(769)	(731)	(5)	(745)
Trading surplus	382	495	(23)	534
Impairment	(1,469)	(68)		(663)
Share of results of joint ventures and associates	(11)	(6)		(15)
Profit before tax and fair value unwind	(1,098)	421		(144)
Fair value unwind	756	-		-
Profit before tax	(342)	421		(144)

Wealth	101	216		153
International	(1,199)	205		(297)
Profit before tax and fair value unwind	(1,098)	421		(144)

Banking net interest margin	1.82%	2.04%		2.08%
Impairment losses as a % of average advances	4.55%	0.24%		2.13%
Cost:income ratio	66.8%	59.6%		58.2%

	As at 30 June 2009		Change	As at 31 Dec 2008

	£bn		%	£bn

Loans and advances to customers	58.6		(9)	64.6
Risk-weighted assets	57.9		(6)	61.3
Customer deposits	29.7		(13)	34.1

Key highlights

•	The significant loss before tax was primarily due to increased impairment losses driven by the economic downturn in Ireland and Australia.

•

Reduced income  reflects low base rates which have reduced underlying deposit margins and the increased cost of wholesale funding, whilst other income has been affected by global stock markets resulting in a 6 per cent fall in income.

•

Effective cost management  - excluding the impact of foreign exchange movements and additional costs associated with transitional services in our Australian business, underlying costs have been held flat and our focus is on driving through efficiency gains from effective integration whilst also redeploying investment into higher growth areas.

WEALTH AND INTERNATIONAL  (continued)

Business overview

Wealth and International is a new division formed in 2009 to give increased focus and momentum to the private banking and asset management businesses and to closely co-ordinate the management of our international businesses.

The Wealth business comprises private banking, wealth and asset management business in the UK and overseas. The key operations are UK and International Private Banking, which operate under the Lloyds TSB and Bank of Scotland brands, the Channel Islands and Isle of Man offshore businesses, the expatriates business and the two asset management businesses, Insight Investment and Scottish Widows Investment Partnership. In addition the Group holds a 60 per cent stake in St James's Place plc and a 55 per cent stake in Invista Real Estate, respectively the UK's largest independent listed wealth manager and real estate fund management group.

The International business comprises other international banking businesses outside of the UK, with the exception of corporate business in North America which is transacted through Wholesale division. These largely comprise corporate, commercial and asset finance businesses in Australia, Ireland and Continental Europe.

Strategic overview

Wealth represents a key growth opportunity for the Group and, through deepening the relationships with existing Group clients alongside targeted external customer acquisition, our goal is to be recognised as the trusted adviser to expatriate and private banking clients both in the UK and selected international markets. Our initial focus in the UK will be to increase the penetration of our wealth offering into the Group's existing customer base by demonstrating that we can add real value. Outside the UK we will be building on the strengths of our brand portfolio and existing expatriate, offshore and international private banking propositions.

Wealth also represents an opportunity to diversify income growth to less capital intensive businesses whilst contributing customer deposits to improve the Group's funding profile.

In the International businesses, our priority is to maximise value in the short to medium-term. Our immediate focus is close management of the lending portfolio, adopting the Group's risk management policies and procedures and repricing assets where appropriate. At the same time we will be delivering operational efficiencies and reshaping the business models to reflect the ongoing environment.

Progress against strategic initiatives

In Wealth, the focus is on driving additional income growth from the Group's affluent and high net worth client base through more effective use of the opportunities afforded by the Retail and Wholesale franchises to deepen relationships with these customers. The total number of Private Banking clients at 30 June 2009 was approximately 300,000 and net new fund flows in the half were £6 billion.

We are making good progress with the integration of our existing Wealth operations, including our private banking and also our asset management businesses, Scottish Widows Investment Partnership and Insight, which together represent the UK's largest active asset manager.

In International, the focus is on managing the impaired asset portfolio with redeployment of resource from line activity to manage arrears and collections. The business is responding to the challenging environment through strong margin management and repricing assets as opportunities arise.

WEALTH AND INTERNATIONAL  (continued )

Wealth	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	198	228	(13)	217
Other income	490	549	(11)	547
Total Income	688	777	(11)	764
Operating expenses	(560)	(552)	(1)	(578)
Trading surplus	128	225	(43)	186
Impairment	(26)	(5)		(18)
Share of results of joint ventures and associates	(1)	(4)		(15)
Profit before tax and fair value unwind	101	216	(53)	153

Cost:income ratio	81.4%	71.0%		75.7%

	As at 30 June 2009		Change	As at 31 Dec 2008

	£bn		%	£bn

Loans and advances to customers	9.6		(8)	10.4
Risk weighted assets	10.9		(6)	11.6
Customer deposits	24.1		(10)	26.7

Profit before tax in Wealth decreased by 53 per cent to £101 million primarily due to lower income.

Total income decreased by 11 per cent to £688 million. Net interest income was 13 per cent lower at £198 million reflecting margin compression driven by reducing base rates and higher wholesale funding costs, and a very competitive deposit market which led to an outflow in deposits of £2.6 billion. Other income decreased by 11 per cent to £490 million with the asset management businesses experiencing lower fund management fees, driven principally by falls in global stock markets.

Foreign exchange movements, principally the stronger Euro, have increased operating expenses by approximately 3 per cent. Excluding this impact, operating expenses were slightly lower than the first half of 2008 despite investment to increase distribution capacity in Private Banking to support future growth plans.

Impairment losses increased by £21 million to £26 million reflecting the deteriorating economic climate, particularly in our retail businesses in Spain.

WEALTH AND INTERNATIONAL  (continued )

	Funds under management	As at 30 June 2009	As at 30 June 2008	As at 31 Dec 2008

		£bn	£bn	£bn

	SWIP and Insight:
	Internal	92.0	104.5	95.0
	External	113.0	96.9	107.2
		205.0	201.4	202.2
	Other Wealth:
	St James's Place	16.9	17.2	16.3
	Invista	5.4	8.0	6.3
	Other (inc. Private Banking)	16.7	19.4	20.1
	Closing funds under management	244.0	246.0	244.9

		Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

		£bn	£bn	£bn

	Opening funds under management	244.9	253.0	246.0
	Inflows:
SWIP and Insight	- internal	4.1	4.3	4.1
	- external	17.7	15.4	15.9
	Other	2.0	2.8	2.7
		23.8	22.5	22.7
	Outflows:
SWIP and Insight	- internal	(3.7)	(5.3)	(6.6)
	- external	(12.8)	(6.9)	(9.0)
	Other	(2.3)	(1.6)	(1.6)
		(18.8)	(13.8)	(17.2)
	Investment return, expenses and commission	(5.9)	(15.7)	(6.6)
	Closing funds under management	244.0	246.0	244.9

Overall funds under management are in line with December 2008 with strong inflows offsetting the impact of lower equity and property values.

WEALTH AND  INTERNATIONAL  (continued)

International	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	399	417	(4)	452
Other income	64	32	100	63
Total Income	463	449	3	515
Operating expenses	(209)	(179)	(17)	(167)
Trading surplus	254	270	(6)	348
Impairment	(1,443)	(63)		(645)
Share of results of joint ventures and associates	(10)	(2)		-
Profit (loss) before tax and fair value unwind	(1,199)	205		(297)

Cost:income ratio	45.1%	39.9%		32.4%

	As at 30 June 2009		Change	As at 31 Dec 2008

	£bn		%	£bn

Loans and advances to customers	49.0		(10)	54.2
Risk weighted assets	47.0		(5)	49.7
Customer deposits	5.6		(24)	7.4

Profit before tax in International decreased by £1,404 million to a loss before tax of £1,199 million, reflecting the significant deterioration in the credit risk environment, particularly in relation to commercial real estate lending in both Ireland and Australia.

Total income increased by 3 per cent to £463 million. Net interest income decreased by 4 per cent to £399 million reflecting higher wholesale funding costs, the strain of increasing impaired assets and a very competitive deposit market, partly offset by improved customer lending margins. Other income increased by £32 million to £64 million largely due to favourable foreign exchange movements.

Operating expenses increased by 17 per cent to £209 million primarily reflecting foreign exchange movements which contributed just over half of the increase, with the balance driven by additional costs associated with the transitional services following the disposal by HBOS of BankWest and St. Andrews Australia in December 2008, and the development of our deposit taking operation in Germany.

Impairments increased by £1,380 million to £1,443 million. Both Ireland and Australia have experienced significant deterioration in impaired assets driven by the severe decline in the commodity and property sectors in Australia and the collapse in liquidity in the Irish property markets.

   GROUP OPERATIONS

	Half-year to 30 June 2009	Half-year to 30 June 2008	Change	Half-year to 31 Dec 2008

	£m	£m	%	£m

Net interest income	(34)	(29)	(17)	(30)
Other income	21	16	31	19
Total Income	(13)	(13)		(11)

Direct costs:
Information technology	(568)	(615)	8	(606)
Operations	(231)	(210)	(10)	(222)
Property	(490)	(490)		(523)
Procurement	(81)	(79)	(3)	(82)
Support functions	(59)	(46)	(28)	(52)
	(1,429)	(1,440)	1	(1,485)
Result before recharges to divisions	(1,442)	(1,453)	1	(1,496)
Total net recharges to divisions	1,386	1,415	(2)	1,454
Share of results of joint ventures and associates	1	3		1
Profit (loss) before tax and fair value unwind	(55)	(35)	(57)	(41)
Fair value unwind	-	-		-
Profit (loss) before tax	(55)	(35)	(57)	(41)

Financial performance

Group Operations' direct costs decreased by 1 per cent to £1,429 million compared to the first half of 2008 with efficiency savings offsetting inflationary rises. Compared to the second half of 2008, direct costs decreased by 4 per cent reflecting initial synergy savings as part of the integration of the two heritage organisations.

Analysed by business function, IT costs decreased by 8 per cent to £568 million compared to the first half of 2008 due to lower investment demand as projects have been stopped as a result of integration. Operations' costs rose by £21 million to £231 million driven by increases in money transmission costs, increased collections activity and increases in depreciation. Property costs have remained flat at £490 million compared to the first half of 2008. Support function costs have increased by £13 million to £59 million largely as a result of investments to further improve fraud detection capability and payments filtering to ensure that the demands of increased regulation are met.

GROUP OPERATIONS  (continued)

Strategic overview

Group Operations aims to be recognised as a world class operations business by colleagues, customers, stakeholders and peers. This will be achieved by providing excellent technology and process to support the businesses, driving simplification, automation and continuous improvement, developing world class operations' leadership and capability and maintaining strong controls and protecting the Group.

In addition to this the Integration programme will develop and deliver plans to deliver synergy benefits. The focus will be to combine systems and process legacies onto a single platform. This will primarily be achieved by delivering the IT consolidation, a single and centralised operating model, along with excellent disciplined procurement and rationalised property portfolio.

Business performance

Group Operations manages the Group's technology platforms, property estate, operations (including payments, banking operations and collections), procurement services and security. Through these businesses Group Operations drives efficiencies and supports income growth across multiple brands and channels using scalable platforms, common processes and leveraging the Group's purchasing power.

Information technology

The key focus for the first half of 2009 has been on combining the two organisations. We have analysed the best way of integrating the complex systems which support the Group, developed our plans and have already mobilised key streams of activity including hardware, networks and data migration. The focus for the remainder of the year will be to consolidate and scale the application suite and to mobilise for the later stages of the programme.

Operations

Operations includes Banking Operations, Collections and Recoveries and Payments and Business Services. The businesses have begun to consolidate processes, improve process efficiency whilst ensuring that there are optimal resources to support the front-line businesses given the changing economic environment.  Future activity will concentrate on continuing to consolidate further our operations and drive further efficiency through continuous improvement and automation.

Procurement

Procurement is playing a key role in assisting the Group to achieve its integration synergy targets.  It has delivered £34 million of savings to the end of June  through consolidating existing contracts, leveraging the spend of our enlarged group and removing duplication in the supply base.

Property

Property is also a significant part of the Group's integration plans.  Progress to date is on course to deliver target 2009 synergy benefits with 25 buildings exited in the first half of 2009. Group Property is also supporting the Retail division by managing the disposal of released branch assets.

   CENTRAL ITEMS

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Net interest income	(193)	(41)	(172)
Other income	689	(57)	(166)
Total income	496	(98)	(338)
Operating expenses	(103)	(10)	(11)
Trading surplus (deficit)	393	(108)	(349)
Impairment	-	-	(60)
Share of results of joint ventures and associates	4	(1)	1
Profit (loss) before tax and fair value unwind	397	(109)	(408)
Fair value unwind	(1,506)	-	-
Profit (loss) before tax	(1,109)	(109)	(408)

Central items includes certain income and expenditure not recharged to the divisions including the costs of certain central and head office functions and banking volatility.

Central items profit before tax and fair value unwind in the first half of 2009 increased by £506 million to £397 million compared to a loss before tax of £109 million in the first half of 2008. This was primarily driven by the gain of approximately £745 million arising on the redemption of certain capital securities at a discount to their balance sheet carrying value.

Central items' costs increased by £93 million to £103 million due to higher professional fees and other costs associated with capital transactions and other projects.

   ADDITIONAL INFORMATION

		Page
1	Basis of preparation of pro-forma results	47
2	Banking net interest margin	50
3	Integration costs and benefits	51
4	Impairment losses by division	52
5	Earnings per share	53
6	Volatility	53
7	Loans and advances to customers	55
8	Credit market exposures	56
9	Regulatory capital	60
10	Number of employees	62

1.    Basis of preparation of pro-forma results

Following the acquisition of HBOS plc on 16 January 2009, comparisons of results on a statutory basis are of limited benefit as the 2009 interim statutory results include the results of HBOS only from 16 January 2009, together with the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition, and the 2008 statutory results do not include any results of HBOS.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'pro-forma' basis.  The key principles adopted in the preparation of the pro-forma basis of reporting are described below.

•       In order to reflect the impact of the acquisition, the following adjustments have been made:

-        The 2008 comparative results include the results of HBOS as if it had been acquired on 1 January 2008. The 2009 pro-forma results assume HBOS had been owned throughout the full period.

-        The unwind of acquisition-related fair value adjustments are shown as one line in the 2009 pro-forma income statement and have not been back-dated to 2008.

-        The gain on acquisition of HBOS and amortisation of purchased intangible assets have been excluded.

•       In order to better present the underlying business performance the following items not related to the acquisition have also been excluded:

-        The results of BankWest and St. Andrews, sold in December 2008, and the related loss on disposal;

-        Insurance and policyholder interests volatility;

-        Integration costs; and

-        Goodwill impairment.

Comparisons with the 30 June 2009 statutory balance sheet are made with the pro-forma balance sheet at 31 December 2008, which aggregates the Lloyds TSB Group and the HBOS Group balance sheets at 31 December 2008, adjusted for the subsequent recapitalisation and reflects the fair value adjustments applied to the HBOS balance sheet at 16 January 2009.

The tables below set out a reconciliation from the published statutory results to the pro-forma results:

		Removal of:
Half-year to 30 June 2009	Lloyds Banking Group Statutory	Pre-acquisition results of HBOS	Acquisition related(1)	Volatility	Insurance gross up	Fair value unwind	Pro- forma

	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,499	243	-	(2)	206	1,496	6,442
Other income	8,201	(1,123)	-	593	(1,527)	(353)	5,791
Total income	12,700	(880)	-	591	(1,321)	1,143	12,233
Insurance claims	(2,902)	1,349	-	-	1,292	(33)	(294)
Total income, net of insurance claims	9,798	469	-	591	(29)	1,110	11,939
Operating expenses	(6,464)	(293)	962	-	22	55	(5,718)
Trading surplus (deficit)	3,334	176	962	591	(7)	1,165	6,221
Impairment	(8,053)	(456)	-	-	-	(4,890)	(13,399)
Share of results of joint ventures and associates	(504)	-	-	-	-	(3)	(507)
Gain on acquisition	11,173	-	(11,173)	-	-	-	-
Fair value unwind		-	-	-	-	3,728	3,728
Profit (loss) before tax	5,950	(280)	(10,211)	591	(7)	-	(3,957)
(1)		Includes gain on acquisition, integration costs, amortisation of purchased intangibles and goodwill impairment.

1.    Basis of preparation of pro-forma results  (continued)

Half-year to 30 June 2008				Removal of:
Lloyds TSB statutory(1)		HBOS statutory	Reclass- ifications	BankWest and St.Andrews	Volatility	Amort- isation of purchased intangibles and goodwill impairment	Insurance gross up	Pro- forma
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,647	3,861	124	(229)	(5)	-	(356)	7,042
Other income	(367)	(1,511)	(83)	(84)	1,400	-	5,020	4,375
Total income	3,280	2,350	41	(313)	1,395	-	4,664	11,417
Insurance claims	1,344	3,098	15	-	-	-	(4,694)	(237)
Total income, net of insurance claims	4,624	5,448	56	(313)	1,395	-	(30)	11,180
Operating expenses	(2,936)	(3,177)	-	220	-	2	20	(5,871)
Trading surplus	1,688	2,271	56	(93)	1,395	2	(10)	5,309
Impairment	(1,099)	(1,455)	-	40	-	-	-	(2,514)
Share of results of joint ventures and associates	4	(24)	-	-	-	-	-	(20)
Non-operating income	-	56	(56)	-	-	-	-	-
Profit (loss) before tax	593	848	-	(53)	1,395	2	(10)	2,775

Half-year to 31 December 2008				Removal of:
	Lloyds TSB statutory(1)	HBOS statutory	Reclass- ifications	BankWest and St. Andrews	Volatility	Amort- isation of purchased intangibles and goodwill impairment	Insurance gross up	Pro- forma
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,071	4,310	1,782	(295)	(4)	-	(2,003)	7,861
Other income	(342)	(3,048)	(151)	(64)	958	-	5,205	2,558
Total income	3,729	1,262	1,631	(359)	954	-	3,202	10,419
Insurance claims	1,515	3,094	(1,585)	-	-	-	(3,268)	(244)
Total income, net of insurance claims	5,244	4,356	46	(359)	954	-	(66)	10,175
Operating expenses	(3,164)	(3,703)	-	180	-	256	66	(6,365)
Trading surplus	2,080	653	46	(179)	954	256	-	3,810
Impairment	(1,913)	(10,595)	-	142	-	-	-	(12,366)
Share of results of joint ventures and associates	-	(932)	-	-	-	-	-	(932)
Loss on disposal	-	(799)	(46)	845	-	-	-	-
Profit (loss) before tax	167	(11,673)	-	808	954	256	-	(9,488)
(1)	Restated for the impact of IFRS 2 (Revised)

1. Basis of preparation of pro-forma results (continued)

As at 31 December 2008	Lloyds TSB statutory	HBOS	Reclass- ifications	Lloyds TSB and HBOS share issue	Provisional fair value adjustments	Consolidation adjustments	Pro-forma

Assets	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	5,008	2,502	-	-	-	-	7,510
Derivative, trading and other financial assets at fair value through profit or loss	73,948	74,381	67,120	-	(808)	(1,112)	213,529
Loans and receivables:
Loans and advances to customers	240,344	435,223	15,198	-	(13,512)	(7)	677,246
Loans and advances to banks	38,733	17,645	(849)	16,770	43	(8,823)	63,519
Debt securities	4,416	-	39,053	-	(1,411)	-	42,058
	283,493	452,868	53,402	16,770	(14,880)	(8,830)	782,823
Available-for-sale financial assets	55,707	-	28,048	-	-	(7,614)	76,141
Investment securities	-	133,372	(133,372)	-	-	-	-
Investment property	2,631	3,045	-	-	-	-	5,676
Goodwill and other intangibles	4,346	5,367	(300)	-	5,111	(1,556)	12,968
Tangible fixed assets	2,965	5,400	300	-	7	-	8,672
Other assets	7,935	12,982	-	-	(398)	(113)	20,406
Total assets	436,033	689,917	15,198	16,770	(10,968)	(19,225)	1,127,725

Liabilities
Deposits from banks	66,514	97,150	-	-	109	(8,699)	155,074
Customer deposits	170,938	222,251	15,198	-	835	(60)	409,162
Derivative financial liabilities, trading and other financial liabilities at fair value through profit or loss	33,646	57,756	-	-	-	(637)	90,765
Debt securities in issue	75,710	188,448	-	-	(6,247)	(8,246)	249,665
Insurance liabilities	34,062	31,263	6,161	-	282	-	71,768
Liabilities arising from non-participating investment contracts	14,243	39,482	(10,425)	-	13	-	43,313
Other liabilities	12,194	9,797	4,264	-	1,436	(27)	27,664
Retirement benefit obligations	1,771	152	-	-	556	-	2,479
Subordinated liabilities	17,256	30,119	-	4,000	(9,193)	-	42,182

Total liabilities	426,334	676,418	15,198	4,000	(12,209)	(17,669)	1,092,072

Net assets	9,699	13,499	-	12,770	1,241	(1,556)	35,653

2. Banking net interest margin

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Banking net interest margin
Banking net interest income	5,724	6,415	6,768

Average interest-earning assets, excluding reverse repos	671,944	644,889	666,969

Banking net interest margin	1.72%	2.00%	2.01%

Banking net interest income

The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In addition, the Group's net interest income is significantly affected by the accounting treatment of certain products in Wholesale where either the funding costs or the related revenues are recognised within other income. In order to enhance comparability in the Group's banking net interest margins, these items have been excluded. A reconciliation of banking net interest income to Group net interest income follows:

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Banking net interest income - pro-forma	5,724	6,415	6,768
Wholesale - Treasury and Trading and other products	849	651	1,078
Insurance division	(158)	(190)	(155)
Other non product income	27	166	170
Group net interest income - pro-forma	6,442	7,042	7,861

3.    Integration costs and benefits

Annualised cost savings from synergies and other operating efficiencies in excess of £1.5 billion are targeted by the end of 2011. Total cost reductions from synergies of £107 million, which are analysed by division in the table below, are included in the Group's pro-forma loss before tax for the half-year to 30 June 2009. These benefits relate primarily to reductions in staff numbers and procurement savings. During 2009 the principal benefits will be from activities not associated with the delivery of IT integration.

One off integration costs of £358 million were incurred in the first half of 2009 which have been excluded from the pro-forma loss before tax. The integration costs are mainly severance provisions for the 6,400 planned role reductions announced in the first half of 2009, the majority of whom will not leave until the second half, thus reducing the in-year benefit.

Savings realised half-year to 30 June 2009

By division	£m

Retail	28
Wholesale	11
Insurance	11
Wealth and International	-
Group Operations	49
Central items	8
Total	107

By expenditure type
People	43
Procurement	34
IT	24
Property	2
Other	4
Total	107

It is expected that over £400 million of synergies and other operating efficiencies will be achieved in 2009, which will translate into approximately £700 million of annualised run-rate benefit.

3.    Integration costs and benefits  (continued)

In the circular to shareholders regarding the acquisition of HBOS, it was stated that annual cost savings of £1.5 billion (run-rate) are expected to be achieved by the end of 2011. An analysis by division is shown below.

	Latest view of synergy targets	Allocation of Group Operations target to divisions	Latest view by market facing division

	£m	£m	£m

Retail	350	430	780
Wholesale	225	200	425
Insurance	125	80	205
Wealth and International	40	-	40
Group Operations	710	(710)	-
Central items	50	-	50
Total	1,500	-	1,500

4.    Impairment losses by division

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m
Retail:
Secured	591	258	1,037
Unsecured	1,597	1,113	1,287
	2,188	1,371	2,324
Wholesale	8,343	872	6,997
Wealth and International	1,461	68	627
Impairment losses on loans and advances to customers	11,992	2,311	9,948
Impairment losses on loans and advances to banks	14	-	135
Impairment losses on debt securities classified as loans and receivables	853	81	999
Impairment of available-for-sale financial assets	495	126	1,274
Other credit risk provisions	45	(4)	10
Total impairment charge	13,399	2,514	12,366

Charge for impairment losses on loans and advances to customers as % of average lending:
Retail
Secured	0.34	0.15	0.59
Unsecured	9.06	6.22	7.06
	1.15	0.73	1.21
Wholesale	6.87	0.75	5.77
Wealth and International	4.55	0.24	2.13
Total charge	3.47	0.70	2.89

5.    Earnings per share

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

Pro-forma basis(1)
Profit (loss) attributable to equity shareholders	£(3,124)m	£1,954m	£(6,887)m
Weighted average number of ordinary shares in issue	16,938m	8,109m	9,258m
Earnings per share	(18.4)p	24.1p	(74.4)p
(1)	Adjusted to reflect the capitalisation issue

6.    Volatility

During the first half of 2009, profit (loss) before tax included negative insurance and policyholder interests volatility of £591 million, being a credit of £2 million to net interest income and a charge of £593 million to other income (H1 2008: negative volatility of £1,395 million, being a credit of £5 million to net interest income and a charge of £1,400 million to other income).

Volatility comprises the following:

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Insurance volatility	(484)	(763)	(662)
Policyholders interests volatility	(107)	(632)	(292)
Total	(591)	(1,395)	(954)

Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to results based on the actual return. The impact on the results due to the actual return on these investments differing from the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility.

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows and Clerical Medical With Profits Funds, the value of the in-force business and the value of shareholders' funds. Fluctuations in these values caused by changes in market variables, including corporate bond spreads, are also included within insurance volatility.

6.    Volatility  (continued)

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

	2009	2008	2007

	%	%	%

Gilt yields (gross)	3.74	4.55	4.62
Equity returns (gross)	6.74	7.55	7.62
Dividend yield	3.00	3.00	3.00
Property return (gross)	6.74	7.55	7.62
Corporate bonds in unit linked and with-profit funds (gross)	4.34	5.15	5.22
Fixed interest investments backing annuity liabilities (gross)	5.87	5.56	5.09

During the first half of 2009, loss before tax included negative insurance volatility of £484 million, being a credit of £2 million to net interest income and a charge of £486 million to other income. This compared to negative insurance volatility of £763 million during the first half of 2008, being a credit of £5 million to net interest income and a charge of £768 million to other income.

The charge in the first half of 2009 reflects the fall in global equities markets and a reduction in the value of property and fixed interest investment relative to the expected rate of return. These lower than expected returns reduced the value of in-force business held on the balance sheet. Lower bond prices also affected the valuation of the Group's investments held within the funds attributable to the shareholder; there was no significant exposure to assets held at fair value through profit or loss valued using unobservable market inputs.

The liabilities in respect of the Group's annuity business are matched by a portfolio of fixed interest securities, which includes a large proportion of corporate bonds. In accordance with the approach adopted in 2008, the value of in-force business for the annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings. The illiquidity premium is estimated to be 121 basis points as at 30 June 2009 (31 December 2008: 154 basis points). The reduction in the value of the illiquidity premium over the first six months of 2009 has offset the gains made on the assets backing the annuity liabilities, reducing the overall volatility of the results.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business. In order to provide a clearer representation of the performance of the business and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long term.

6.    Volatility  (continued)

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.  Other sources of volatility include the minorities' share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the six months to 30 June 2009, loss before tax included negative policyholder interests volatility of  £107 million, being a charge to other income (H1 2008: negative volatility of £632 million, being a charge to other income).  In the first half 2009 and 2008, substantial policyholder tax losses have been generated as a result of a fall in property, bond and equity values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit of £111 million during the year. This was offset by £4 million in variances from expected policyholder tax and charges differences.

7.     Loans and advances to customers

		As at 30 June 2009	As at 31 Dec 2008

		£m	£m

	Agriculture, forestry and fishing	5,178	4,823
	Energy and water supply	3,394	3,488
	Manufacturing	16,092	19,493
	Construction	13,654	14,472
	Transport, distribution and hotels	32,897	37,328
	Postal and communications	1,937	2,018
	Property companies	84,286	87,125
	Financial, business and other services	83,850	88,508
Personal:	mortgages	374,269	378,287
	other	49,226	49,172
	Lease financing and hire purchase	18,504	20,196
		683,287	704,910
	Allowance for impairment losses on loans and advances	(20,700)	(14,152)
	Fair value adjustments	(9,988)	(13,512)
	Total loans and advances to customers	652,599	677,246

8.    Credit market exposures

The table below summarises the Group's exposure to Asset Backed Securities within the Wholesale division.

	Loans and receivables	Avai lable- for-sale	Fair value through profit or loss	Net exposure as at 30 June 2009	Net exposure as at 31 Dec 2008

	£bn	£bn	£bn	£bn	£bn

Mortgage backed securities
US RMBS(1)	5.9	-	-	5.9	7.4
Non-US RMBS	6.7	3.7	-	10.4	12.5
CMBS(1)	2.6	1.0	-	3.6	4.6
	15.2	4.7	-	19.9	24.5

Collateralised Debt Obligations
Corporate	1.0	-	-	1.0	1.4
Commercial real estate	0.6	-	-	0.6	0.6
Other	0.2	-	-	0.2	0.3
CLO(1)	4.1	1.6	-	5.7	5.8
	5.9	1.6	-	7.5	8.1

Personal sector
Auto loans	1.2	0.7	-	1.9	2.4
Credit cards	3.0	1.1	-	4.1	4.6
Personal loans	1.0	-	-	1.0	1.1
	5.2	1.8	-	7.0	8.1

FFELP student loans(1)	5.9	3.3	-	9.2	10.0

Other ABS	0.4	0.7	-	1.1	1.7
Total uncovered ABS	32.6	12.1	-	44.7	52.4

Negative basis(2)	-	-	1.5	1.5	3.3
Total Asset Backed Securities	32.6	12.1	1.5	46.2	55.7

Direct	18.7	7.1	1.5	27.3	32.2
Conduits	13.9	5.0	-	18.9	23.5
Total Asset Backed Securities	32.6	12.1	1.5	46.2	55.7

(1)	RMBS means Residential Mortgage Backed Securities; CMBS means Commercial Mortgage Backed Securities; CLO means Collateralised Loan Obligations; FFELP means Federal Family Education Loan Program.
(2)	Negative basis means bonds held with separate matching credit default swap (CDS) protection.

8.    Credit market exposures  (continued)

The table below sets out our net exposure to US RMBS by vintage.

	Pre-2005	2005	2006	2007	Net exposure as at 30 June 2009	Net exposure as at 31 Dec 2008

Asset class	£m	£m	£m	£m	£m	£m

Prime	311	479	249	152	1,191	1,895
Alt-A	151	834	1,867	1,814	4,666	5,404
Sub-prime	55	17	-	-	72	77
Total	517	1,330	2,116	1,966	5,929	7,376

Exposure to Non-US RMBS

The table below details our direct exposure to Non-US RMBS by geographical split.

Geographical split	Net exposure as at 30 June 2009

£m

Great Britain	5,359
Australia	1,134
Netherlands	1,191
Spain	829
Ireland	617
Portugal	527
Italy	522
Other	194
Total net exposure	10,373

Exposures to Monolines

During the year all exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

	Credit default swaps		Wrapped loans and receivables		Wrapped bonds
	Notional	Exposure(1)	Notional	Exposure(2)	Notional	Exposure(2)

	£bn	£bn	£bn	£bn	£bn	£bn

Investment grade	1.0	0.1	0.5	0.3	0.2	0.1
Sub-investment grade	-	-	-	-	0.4	0.1
Total	1.0	0.1	0.5	0.3	0.6	0.2

(1)	The exposure to monolines arising from credit default swaps is calculated as the mark to market of the CDS protection purchased from the monoline after Credit Valuation Adjustments.
(2)	The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered from the monoline guarantor on interest and principal shortfalls.
(3)	In addition, the Group has £3.1 billion of monoline wrapped bonds and £1.0 billion of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

8.    Credit market exposures  (continued)

Credit ratings

An analysis of external credit ratings as at 30 June 2009 of the ABS portfolio by asset class is provided below. These ratings are based on the lowest of Moody's, Standard & Poor's and Fitch.

Asset Class	Net Exposure	AAA	AA	A	BBB	BB	B	Below B
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage backed securities
US RMBS
Prime	1.1	0.6	0.3	0.1	-	0.1	-	-
Alt-A	4.7	2.3	0.6	0.5	0.2	0.2	0.5	0.4
Sub-prime	0.1	0.1	-	-	-	-	-	-
	5.9	3.0	0.9	0.6	0.2	0.3	0.5	0.4
Non-US RMBS	10.4	9.6	0.6	-	0.2	-	-	-
CMBS	3.6	2.6	0.7	0.2	0.1	-	-	-
	19.9	15.2	2.2	0.8	0.5	0.3	0.5	0.4

Collateralised Debt Obligations

Corporate	1.0	-	0.1	0.4	0.3	0.2	-	-
Commercial real estate	0.6	0.2	0.2	0.2	-	-	-	-
Other	0.2	0.1	0.1	-	-	-	-	-
	1.8	0.3	0.4	0.6	0.3	0.2	-	-

CLO	5.7	4.5	0.7	0.3	0.2	-	-	-
	7.5	4.8	1.1	0.9	0.5	0.2	-	-

Personal sector
Auto loans	1.9	1.4	-	0.1	0.2	0.2	-	-
Credit Cards	4.1	4.0	0.1	-	-	-	-	-
Personal loans	1.0	0.7	0.2	0.1	-	-	-	-
	7.0	6.1	0.3	0.2	0.2	0.2	-	-
FFELP Student loans	9.2	9.1	0.1	-	-	-	-	-

Other ABS	1.1	0.5	-	0.4	0.2	-	-	-

Negative basis(1)
Monolines	1.0	0.7	0.1	0.2	-	-	-	-
Banks	0.5	0.1	-	-	0.1	-	-	0.3

	1.5	0.8	0.1	0.2	0.1	-	-	0.3
Total as at 30 June 2009	46.2	36.5	3.8	2.5	1.5	0.7	0.5	0.7

Total as at 31 Dec 2008	55.7	48.9	2.3	1.5	1.4	0.3	0.1	1.2
1)	The external credit rating is based on the bond ignoring the benefit of the CDS.

8.    Credit market exposures  (continued)

Fair values of debt securities

The fair value of financial instruments in active markets is based on market prices or broker/dealer valuations. Where quoted prices on instruments are not readily and regularly available from a recognised broker, dealer or pricing service or available prices do not represent regular transactions in the market, the fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models.

The fair values of asset backed securities are determined predominantly from lead manager quotes and, where they are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

The process of calculating the fair value of these instruments may necessitate the estimation of certain pricing parameters, assumptions or model characteristics.  Management judgement and estimation is usually required when determining such matters as the expected cash flows on the financial instruments being valued, the probability of counterparty default, prepayment assumptions, and selection of appropriate discount rates.

Of the total Asset Backed Securities carried at fair value in Wholesale of £13.6 billion, all were priced using quoted market prices or lead manager quotes. The average carrying value of the £13.6 billion Asset Backed Securities portfolio carried at fair value in Wholesale was 81 per cent at 30 June 2009.

Conduits

The Group sponsors three asset backed commercial paper conduits, Cancara, Grampian and Landale, which are special purpose vehicles that invest in securities across a number of asset classes and trade receivables.

Total exposures in Cancara were £9,084 million at 30 June 2009 (31 December 2008: £12,615 million) comprising £5,361 million (31 December 2008: £6,710 million) of asset backed securities and £3,723 million (31 December 2008: £5,905 million) of loans and advances to customers. Cancara is fully consolidated into the Group's balance sheet.

Total exposures in Grampian were £13,664 million at 30 June 2009 (31 December 2008: £17,703 million) comprising asset backed securities designated as loans and receivables. Grampian is fully consolidated into the Group's balance sheet.

Total external exposures in Landale were £648 million at 30 June 2009 (31 December 2008: £680 million) and were consolidated into the Group's balance sheet.

9.    Regulatory Capital

Capital resources	As at 30 June 2009	As at 31 Dec 2008

	£m	£m

Core tier 1
Ordinary share capital and reserves	34,519	34,117
Regulatory post-retirement benefit adjustments	515	620
Available-for-sale revaluation reserve and cash flow hedging reserve	2,069	2,997
Other items	149	143
	37,252	37,877
Less deductions from tier 1
Goodwill and other intangible assets	(6,183)	(6,731)
Other deductions	(763)	(466)
Core tier 1 capital	30,306	30,680

Perpetual non-cumulative preference shares
Preference share capital	4,944	9,761
Innovative tier 1
Preferred securities	6,787	6,927
Less: restriction in amount eligible	(432)	-
Total tier 1 capital	41,605	47,368

Upper tier 2
Available-for-sale revaluation reserve in respect of equities	54	8
Undated subordinated debt	3,825	7,349
Innovative capital restricted from tier 1	432	-
Collectively assessed impairment provisions in respect of standardised portfolios and eligible surplus provisions in respect of IRB portfolios	2,884	1,740

Lower tier 2
Dated subordinated debt	13,386	15,018

Deductions from tier 2
Excess expected loss	-	-
Other deductions	(763)	(466)
Total tier 2 capital	19,818	23,649

Supervisory deductions
Unconsolidated investments - life	(8,729)	(9,270)
Unconsolidated investments - other	(1,344)	(1,032)
Total supervisory deductions	(10,073)	(10,302)
Total capital resources	51,350	60,715

Risk weighted assets	482,455	498,513
Core tier 1 ratio	6.3%	6.2%
Tier 1 capital ratio	8.6%	9.5%
Total capital ratio	10.6%	12.2%

9.    Regulatory capital  (continued)

Tier 1 capital

Core tier 1 capital decreased by £0.5 billion during the six months to 30 June 2009 as an increase of some £3.9 billion following the Group's Placing and Compensatory Open Offer was offset by losses for the period.

During the period Lloyds Banking Group repaid £4 billion of preference shares, issued to the Government on the 16 January, from the proceeds of the placing and open offer into ordinary shares. This conversion had no impact on tier 1 capital but increased the core Tier 1 capital ratio by 78bps.

The movements in tier 1 capital in the period are shown below:

	Core tier 1	Tier 1
	£m	£m

As at 31 December 2008	30,680	47,368
Loss attributable to shareholders	(4,078)	(4,078)
Placing and Compensatory Open Offer	3,905	(95)
Decrease in goodwill and intangible assets	251	251
Restriction of innovative tier 1	-	(432)
Other	(452)	(1,409)
As at 30 June 2009	30,306	41,605

Tier 2 capital

Tier 2 capital has reduced by £3.8 billion since 31 December 2008 due largely to the completion of a liability management exercise.

Supervisory deductions

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. These unconsolidated investments are primarily Scottish Widows, Clerical Medical, St James's Place, St Andrews Group, and Heidelberger Leben.  Total supervisory deductions decreased from £10,302 million at 31 December 2008 (adjusted for the acquisition) to £10,073 million at 30 June 2009.

9.    Regulatory capital  (continued)

	As at 30 June 2009	As at 31 Dec 2008

	£bn	£bn

Credit risk	437.5	448.4
Operational risk	26.3	27.0
Market and counterparty risk	18.7	23.1
Total risk weighted assets	482.5	498.5

Divisional analysis of risk weighted assets:
Retail	131.3	120.7
Wholesale	287.9	313.2
Insurance	1.4	0.8
Wealth and International	57.9	61.3
Group Operations and Central items	4.0	2.5
	482.5	498.5

Risk weighted assets decreased by 3 per cent to £482.5 billion over the six months (31 December 2008 £498.5 billion). The main drivers of this were Wholesale, which decreased by 8 per cent primarily reflecting reduction in exposures and movements due to currency retranslations, and Retail risk weighted assets which increased by 9 per cent due primarily to the impact of economic conditions on credit quality, increasing average risk weights.

10.    Number of employees (full time equivalent)

	As at 30 June 2009	As at 31 Dec 2008

Retail	63,000	64,017
Wholesale	20,321	21,288
Insurance	11,690	11,616
Wealth and International	11,105	11,048
Group Operations	15,839	15,850
Central items	2,296	2,391
	124,251	126,210
Agency staff (full-time equivalent)	(6,044)	(5,384)
Total number of employees (full-time equivalent)	118,207	120,826

RISK MANAGEMENT

Page
Risk management approach	64
Principal risks and uncertainties	66

The numbers in this section have been presented on a pro-forma basis.

  RISK MANAGEMENT APPROACH

There have been no material changes to the risk management framework as described in the Risk Management report of the Lloyds Banking Group annual report and accounts for the year ended 31 December 2008.

Heritage HBOS businesses

The Group has continued to apply to the heritage HBOS businesses the tried and tested methodologies and processes that were successfully used in the heritage Lloyds TSB businesses and that led to its lower risk model. From the date of acquisition, the Group has operated to the risk appetite and the policy standards that had proved to be a prudent and successful approach for Lloyds TSB.

Early assessment of HBOS practices and procedures identified those areas where there was close alignment with the Lloyds TSB heritage, those that could continue to be supported once appetite and policy were aligned and those where it was clear that there would be no further appetite to continue with that type of business.

To understand the risks across the HBOS businesses, the Group carried out a high level review of key controls and their effectiveness during the first quarter of 2009. This review provided a clear overview of systems and control vulnerabilities, as well as providing prioritised action plans to address areas with deficiencies.

Risk governance

The Group has rolled out the heritage Lloyds TSB approach to risk appetite, processes, delegations and risk committee structure to the enlarged group and continues to embed these across all risk disciplines and all divisions and into the business. Having achieved alignment of all high level group policies, processes and appetites on the date of acquisition, the Group has continued to embed these at all levels.

Divisional Financial Control Committees

The Group has created four Divisional Financial Control Committees (DFCC) for each of its customer facing divisions, (Retail, Wholesale, Wealth and International and Insurance) to provide governance over the half-year results.  The DFCC meetings provide review and challenge as to the veracity of the results, press release and supporting analyst information addressing the processes that have been followed in drawing them up. Areas of focus for the DFCCs are the key assumptions and areas of subjectivity in the results, ensuring proper remediation of control issues that impact internal controls over financial reporting. The Group's Auditors have reported findings from their review work to each DFCC.

Credit risk approach

The Group has adopted the heritage Lloyds TSB credit risk approach, including governance structure, sanctioning processes and risk appetite. Integrated, prudent through the cycle credit policies and procedures have been established and are being implemented across the Group, supported by robust early warning indicators and triggers.

Following a prioritised appointment process an integrated senior credit risk management structure is in place, using the most experienced and skilled resources from both heritages. Substantial work has been undertaken to analyse portfolios and where necessary the Group has taken actions to effectively manage its exposure through the economic downturn. These actions have included revised credit criteria for key products and, for the time being, withdrawing from certain business sectors.

RISK MANAGEMENT APPROACH (continued)

The Group has formed a group level Credit Risk Assurance function and appointed over 90 experienced credit professionals from both heritages. This team has carried out an independent review of the Group's wholesale and retail books, helping to ensure the quality of risk execution. A risk based approach has been adopted for the HBOS wholesale portfolio and the team has reviewed nearly £210 billion of the heritage assets; this has required a detailed file by file review of the original credit application and associated management facilities. These comprehensive reviews have greatly enhanced the Group's knowledge and understanding of the HBOS legacy portfolios and demonstrate the effort to identify and mitigate all material credit risks and potential impairments.

To support corporate customers that encounter difficulties during the current economic downturn the Group has rolled out the highly successful Lloyds TSB Business Support Unit (BSU) which has a strong reputation in the market having been acclaimed as the 'Turnaround Financier of The Year' in 2007. Staff numbers have been increased in both heritage businesses in the work out teams in anticipation of the rise in work loads expected due to the deteriorating credit environment. The LTSB approach differs to that of heritage HBOS as relationship management passes fully to BSU at handover; the BSU specialists are able to receive the customers earlier and have more time to develop solutions. The strategy is to work alongside management teams and key stakeholders to turnaround failing businesses and re-establish these as viable businesses again. Where a turnaround is not feasible, exposure is minimised through a combination of appropriate asset sales, restructuring and work out strategies.

To support Retail customers who are encountering financial difficulties we have launched a cross-channel support programme which means that every Lloyds TSB branch has at least one trained Financial Health Specialist providing customers with budgeting and money management advice. In our Halifax and Bank of Scotland businesses, customers have a dedicated telephone support line with trained specialists able to guide them through any financial difficulties. Support is also available for all customers online, and via a specially developed support brochure. Those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed. Customers are actively supported and referred to free money advice agencies where they have multiple credit facilities that require restructuring.

Collections and recoveries have recruited an additional 570 staff, and have talked to over half a million more customers than at this time last year. There is an increased ability to help customers, offering advice and where appropriate utilising short-term repayment plans. A core of our relationship management is to contact customers showing signs of distress, discussing with them their circumstances and offering solutions to prevent their accounts falling in to arrears. This year, nearly a quarter of a million customers have been contacted who have not been in collections.

The Group follows a through the economic cycle, relationship based, business model with robust risk management processes, appropriate appetites and experienced staff in place. These robust policies and procedures define chosen target market and risk acceptance criteria. These have been, and will continue to be, tightened and fine tuned as appropriate and include the use of early warning indicators to help anticipate future areas of concern and allow us to take early and proactive mitigating actions.

   PRINCIPAL RISKS AND UNCERTAINTIES

Economy

The economy continues to be an important driver of the Group's financial performance.  The downturn in late 2008 and early 2009 was worse than many had predicted and this has impacted the Group's business in the first half of 2009.  Furthermore, earlier in the year, the risk of a prolonged and deep recession was high.  However, recent events provide some evidence of a stabilisation in the economy.  Economic indicators point to at least a slowing of the rate of decline; surveys of consumers and businesses suggest some gradual restoration of confidence; property prices are falling more slowly; financial market spreads are shrinking; and our own customer behaviour suggests that retail and corporate borrowers are using low interest rates to repair their finances.

Economic forecasts are now, for the first time in a year, being revised upwards, and the risk of a severe and prolonged downturn appears to be receding.  However, the Group remains cautious on the outlook.  It appears likely that during the next 18 months there will be a gradual return to economic growth.  However, such growth will be modest, driven mainly by an end to company destocking, and will be insufficient to prevent unemployment rising further.  The Group also expects to see prices for residential and commercial property stabilise during that time.  Clearly, however, downside risks remain, albeit less probable than six months ago.

Intended participation in the Government Asset Protection Scheme

The Group is working with HM Treasury to finalise the detailed terms and conditions and the operational mechanics of its intended participation in the Government Asset Protection Scheme (GAPS). The operation of the Scheme and its impact on the Group's business (and the consequential impact on its lending and the wider economy) is complex. The Group expects to conclude these discussions and agree terms and conditions which will be in the interests of shareholders.

State aid

The aid given and proposed to be given by HM Treasury to the Group is subject to European state aid review. The outcome of this review is uncertain at this stage and may involve the imposition of conditions on the Group that may be materially adverse to its interests (including, for example, conditions as to restructuring), the prohibition of some or all of the aid, or a requirement that any aid received by the Group be repaid.

Participation in GAPS is also subject to state aid approval by the European Commission, including in relation to asset coverage and pricing of the scheme. Discussions between HM Treasury and the Commission are ongoing.

Credit risk - Group

Credit risk arises principally from the Group's lending activities. Loans and advances to customers decreased by 4 per cent to £652,599 million after the impact of impairment provisions and fair value adjustments and by 3 per cent to £683,287 million on a gross basis, the latter primarily driven by higher impairment provisions and foreign exchange movements in Wholesale and Wealth and International. In Retail, mortgage balances remained broadly unchanged despite an overall reduction in size of the UK mortgage market as the business continued to support its customers, however, unsecured balances declined as a result of writing off balances that were previously provided.

Impaired loans increased by 57 per cent to £49,019 million. As a percentage of gross loans and advances to customers impaired loans increased to 7.2 per cent from 4.4 per cent at 31 December 2008 driven by the deterioration in the economic environment, and in particular by declines in commercial and residential real estate values and higher unemployment.

Impairment losses on loans and advances to customers increased by £9,681 million to £11,992 million. As a percentage of average gross loans and advances to customers, impairment losses increased to 3.5 per cent from 0.70 per cent in the first half of 2008.

As at 30 June 2009	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans

	£m	£m	%	£m	%

Retail	383,313	11,394	3.0	3,596	31.6
Wholesale	235,262	31,725	13.5	14,712	46.4
Wealth and International	62,074	5,900	9.5	2,392	40.5
Hedging and other items	2,638	-	-	-	-
	683,287	49,019	7.2	20,700	42.2
Impairment provisions	(20,700)
Fair value adjustments	(9,988)
Total Group	652,599

As at 31 December 2008
Retail	386,007	10,106	2.6	4,842	47.9
Wholesale	247,138	18,470	7.5	8,263	44.7
Wealth and International	67,481	2,728	4.0	1,047	38.4
Hedging and other items	4,284	-	-	-	-
	704,910	31,304	4.4	14,152	45.2
Impairment provisions	(14,152)
Fair value adjustments	(13,512)
Total Group	677,246

Credit risk - Retail

Loans and advances to customers remained broadly flat at £376,679 million after the impact of impairment provisions and fair value adjustments and decreased by less than 1 per cent to £383,313 million on a gross basis.

Impaired loans increased by 13 per cent to £11,394 million as a result of difficult market conditions. As a percentage of gross loans and advances to customers, impaired loans increased to 3.0 per cent compared to 2.6 per cent at 31 December 2008.

Impairment losses on loans and advances to customers increased by £817 million to £2,188 million reflecting the effect of lower house prices on secured impairment losses and the difficult economic environment on all products. As a percentage of average gross loans and advances to customers, impairment losses increased to 1.15 per cent from 0.73 per cent in the first half of 2008.

As at 30 June 2009	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans

	£m	£m	%	£m	%

Secured	349,403	7,612	2.2	1,723	22.6
Unsecured(1)	33,910	3,782	11.2	1,873	49.5
	383,313	11,394	3.0	3,596	31.6
Impairment provisions	(3,596)
Fair value adjustments	(3,038)
Total Retail	376,679

	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans

As at 31 December 2008	£m	£m	%	£m	%

Secured	349,646	4,756	1.4	1,403	29.5
Unsecured(1)	36,361	5,350	14.7	3,439	64.2
	386,007	10,106	2.6	4,842	47.9
Impairment provisions	(4,842)
Fair value adjustments	(4,088)
Total Retail	377,077

(1)	The reduction in unsecured advances and impairment provisions reflects the write-off of £2.1 billion of unsecured loans and advances to customers which had been provided against in prior periods.

Credit risk - Retail  (continued)

Secured

The UK mortgage market for both house purchase and re-mortgaging has slowed considerably, with gross market lending falling by 55 per cent to £67 billion in the first half of 2009. The remortgage market is the main contributor to this fall, as reductions in base rate have brought the interest rate on standard variable mortgages to below new business rates across the industry, thereby reducing the incentive for borrowers to remortgage.

Gross new mortgage lending by Retail in the first half of 2009 was £18.3 billion compared to £45.1 billion in the first half of 2008 representing a market share of gross new lending of 27 per cent compared with 30 per cent in the first half of 2008. Overall, mortgage balances outstanding at 30 June 2009 were £349.4 billion, broadly unchanged from 31 December 2008.

Unsecured

Despite the refinement of credit policy and the reduction in the overall size of the market, Retail has continued to be the market leader in personal loans, with continued focus on lending to existing current account customers. Personal loan balances outstanding at 30 June 2009 were £17.0 billion (31 December 2008: £18.1 billion).

In credit cards, the Lloyds TSB and Halifax brands are both market leaders in terms of new credit card issuance and they have maintained their market shares in a contracting market. In addition, the Group was the leading UK debit card issuer during the first half of 2009. Credit card balances outstanding at 30 June 2009 were £12.4 billion (31 December 2008: £13.8 billion).

The Retail division's loans and advances to customers are analysed in the following table:

Classification of gross loans and advances to customers	As at 30 June 2009	As at 31 Dec 2008

	£m	£m

Secured
Prime	273,511	274,237
Buy to let	42,937	41,364
Specialist	32,955	34,045
	349,403	349,646
Unsecured
Credit cards	12,403	13,802
Personal loans	16,953	18,102
Bank accounts	2,665	2,788
Others, including joint ventures	1,889	1,669
	33,910	36,361
Total Retail	383,313	386,007

We are continuing to enhance our underwriting, collections and fraud prevention procedures in this continued period of economic uncertainty.

Credit risk - Retail  (continued)

Impairments

Compared to the first half of 2009 and in the context of current economic expectations, a moderate rise in the impairment charge is expected in the second half of the year. This should represent the peak for the Retail impairment charge and reflects the hardening of arrears across the business and reductions in house prices.

Secured

Secured impairment losses on loans and advances to customers increased by £333 million to £591 million reflecting the effect of lower house prices and higher first half arrears, resulting from higher levels of unemployment. As a percentage of average gross loans and advances to customers, impairment losses increased to 0.34 per cent from 0.15 per cent in the first half of 2008.

During the second quarter of 2009, lending vintages across all portfolios have shown signs of stabilisation as a result of actions taken during the last 18 months. We are also seeing arrears stabilise in all books, in part as a result of improved affordability in the current low interest rate environment.

The average monthly number of new cases entering collections have fallen by 21 per cent from the level seen during the second half of 2008. New repossessions are 7 per cent lower than in the second half of 2008, whilst the stock of repossessed properties has fallen and current valuations are being achieved at sale.

The secured impairment charge is expected to peak in 2009 and to reduce in 2010. The improvement in performance assumes a continued low interest rates and slightly improving house prices, consistent with the Group's economic outlook.

The impact of lower house prices and the deterioration in the economy is reflected in an increase in impaired secured loans of 60 per cent to £7,612 million. Impaired secured loans as a percentage of closing advances increased by 0.8 per cent to 2.2 per cent. Extensive stress-testing of lending to changes in macroeconomic conditions has been undertaken and gives confidence in the overall quality of the mortgage portfolio.

The percentage of mortgage cases more than three months in arrears has increased to 2.44 per cent compared to 1.79 per cent at 31 December 2008. In comparison to the industry average published by the Council of Mortgage Lenders (CML) in March, Retail showed a lower position on secured arrears, possession stock and new possessions. The lead indicators in respect of possessions remain stable.

Credit risk - Retail  (continued)

	Number of cases		Total mortgage accounts %		Value of debt(1)		Total mortgage Balances %

Arrears	30 June 2009	31 Dec 2008	30 June 2009	31 Dec 2008	30 June 2009	31 Dec 2008	30 June 2009	31 Dec 2008

	Cases	Cases	%	%	£m	£m	%	%

Prime	57,029	46,543	2.02	1.50	6,349	4,796	2.32	1.75
Buy to let (BTL)(2)	9,513	6,950	2.56	1.96	1,428	1,053	3.33	2.55
Specialist(3)	16,611	12,634	7.61	5.63	3,045	2,342	9.24	6.88
Total	83,153	66,127	2.44	1.79	10,822	8,191	3.10	2.34

(1)	Value of debt represents total book value of mortgages in arrears but not in possession.
(2)

BTL includes the heritage HBOS BTL portfolio where arrears cases, excluding repossessions, were 3.02 per cent of mortgage accounts at 30 June 2009 (31 December 2008 2.33 per cent) and 3.96 per cent of mortgage balances (31 December 2008 3.04 per cent). Heritage Lloyds TSB BTL arrears cases, excluding repossessions, were 0.73 per cent of BTL mortgage accounts at 30 June 2009 (31 December 2008 0.48 per cent) and 0.99 per cent of mortgage balances (31 December 2008 0.69 per cent).

(3)

Specialist includes self certified and sub-prime.  Self certified arrears cases, excluding repossessions, were 6.32 per cent of total self certified mortgage accounts at 30 June 2009 (31 December 2008 4.76 per cent) and 8.16 per cent of self certified mortgage balances (31 December 2008 6.18 per cent). Sub-prime arrears cases, excluding repossessions, were 14.43 per cent of total sub-prime mortgage accounts at 30 June 2009 (31 December 2008 10.46 per cent) and 17.38 per cent of sub-prime mortgage balances (31 December 2008 12.89 per cent).

Average LTVs

Given the slowing market, asset growth has been focused on managing the risk profile and improving the risk adjusted return on capital. As a result, the average loan-to-value ratio for new mortgages and further advances written in the first half of 2009 was 57.8 per cent compared to 63.1 per cent in 2008. At 30 June 2009, the average indexed loan-to-value ratio of the mortgage portfolio was 57.3 per cent compared to 54.9 per cent at 31 December 2008 and 20.4 per cent of the mortgage portfolio had an indexed loan to value ratio in excess of 100 per cent. Only 1.1 per cent of the portfolio is more than three months in arrears, with a loan-to-value ratio in excess of 100 per cent.

Credit risk - Retail  (continued)

	Prime	Buy to let	Specialist	Total

As at 30 June 2009%		%	%	%

Less than 60%	31.9	9.5	12.6	27.3
60% to 70%	10.2	8.4	7.9	9.8
70% to 80%	12.9	15.5	13.1	13.2
80% to 90%	13.3	17.6	20.2	14.5
90% to 100%	13.2	20.5	20.3	14.8
Greater than 100%	18.5	28.5	25.9	20.4

Total	100.0	100.0	100.0	100.0
Average loan to value:
Stock of residential mortgages	53.4	79.5	75.5	57.3
New residential lending	57.4	63.1	63.5	57.8
Impaired mortgages	73.0	95.8	87.5	79.8

	Prime	Buy to let	Specialist	Total

As at 31 December 2008%		%	%	%

Less than 60%	34.3	11.1	14.8	29.6
60% to 70%	10.7	9.6	9.4	10.5
70% to 80%	12.7	15.6	15.7	13.3
80% to 90%	13.6	20.3	21.4	15.2
90% to 100%	13.5	22.1	20.8	15.2
Greater than 100%	15.2	21.3	17.9	16.2

Total	100.0	100.0	100.0	100.0
Average loan to value:
Stock of residential mortgages	52.2	77.0	71.7	54.9
New residential lending	60.7	73.1	73.1	63.1
Impaired mortgages	67.3	89.9	85.6	74.1

Credit risk - Retail  (continued)

Unsecured loans

Reflecting the deterioration in the economy impairment losses have increased by 43 per cent to £1,597 million in the first half of the year. Lending criteria have been progressively refined in response to the deteriorating economic conditions and Retail is also continuing to enhance its underwriting, collections and fraud prevention procedures.

Total impaired unsecured loans were £3,782 million (31 December 2008 £5,350 million) and represented 11.2 per cent of closing advances compared to 14.7 per cent at 31 December 2008. Provisions as a percentage of impaired loans decreased to 49.5 per cent (31 December 2008: 64.2 per cent). The decline in the level of impaired loans and the reduction in impairment provisions coverage was primarily due to the write-off of £ 2.1 billion of unsecured loans which had been provided for in prior periods.

Retail has taken strong actions to control the effects of economic worsening on the business in three areas: improved the quality of new lending; reduce the level of credit exposure for customers showing signs of financial stress and strengthen how we work with customers in difficulty. Each product is showing improvements, with lower delinquency levels in recent vintages.

The rate of new job losses in the economy has moderated, which will ease pressure on future impairment, as will improved customer liquidity from lower living costs. However, the steep rise in unemployment through the first half of 2009 is likely to lead to modestly higher impairment in the second half of 2009. Based on our current expectations of economic performance, we anticipate that impairment in 2010 will be broadly flat with 2009, falling back steadily from 2011 onwards in line with economic recovery, and supported by the increasing emergence over time of benefits arising from management control actions.

Personal loans -  Impaired personal loans increased to 10.0 per cent of closing advances (31 December 2008 11.6 per cent) whilst provisions as a percentage of closing advances decreased to 5.3 per cent (31 December 2008 7.0 per cent).

Credit cards -  Impaired credit cards advances were 13.8 per cent of closing advances (31 December 2008 20.2 per cent) and provisions as a percentage of closing advances decreased to 6.3 per cent (31 December 2008 13.6 per cent).

Bank accounts -  Impaired loans were stable at 14.2 per cent of closing advances (31 December 2008 17.0 per cent)  and provisions as a percentage of closing advances decreased to 7.5 per cent (31 December 2008 10.7 per cent).

Credit risk - Wholesale

Loans and advances to customers decreased by 8 per cent to £216,373 million after the impact of impairment provisions and fair value adjustments and decreased by 5 per cent to £235,262 million on a gross basis.

Impaired loans increased by 72 per cent to £31,725 million. As a percentage of gross loans and advances to customers impaired loans increased to 13.5 per cent from 7.5 per cent at 31 December 2008.  UK economic conditions worsened materially in the first half of 2009 and, as a result, overall portfolio credit quality has deteriorated, especially in the HBOS heritage portfolio.

Impairment losses on loans and advances to customers increased by £7,476 million to £8,348 million. As a percentage of average gross loans and advances to customers, impairment losses increased to 6.87 per cent from 0.75 per cent in the first half of 2008. The rapid economic and asset value declines, together with the higher risk appetite of the HBOS legacy business, have caused impairment losses to increase substantially. This is especially so in the HBOS real estate business which has been particularly vulnerable to the deterioration in asset values.

Since the date of acquisition, all business originated in Wholesale has been evaluated in accordance with the Risk Appetite and Credit Control that had proved to be a prudent and successful approach for Lloyds TSB. Early assessment of HBOS portfolios identified those areas where there was close alignment with the Lloyds TSB heritage, those which could continue to be supported once the more restrictive appetite and policy were aligned and those where it was clear that there would be limited appetite to lend. Detailed reviews of vulnerable portfolios have largely been completed and, where appropriate, remedial risk mitigating actions are underway. The HBOS heritage portfolios are now considered to have appropriate valuations of the portfolio and this is reflected in the impairment charge in the first half of 2009.

The Lloyds TSB approach to credit risk management, with a focus on ensuring its risk appetite and credit policies reflect a prudent through the cycle approach to lending, impairment assessment and review is being embedded across the enlarged Wholesale division. A significant Business Support function, with three dedicated units focusing on key asset classes, has been established based on the Lloyds TSB model, and handles cases requiring more intensive management.

Whilst there have been some recent positive economic indicators, the potential for rising unemployment and further corporate insolvencies is expected to continue to put pressure on impairments in the short-term. Underlying Wholesale impairment levels are expected to peak in the second half of 2009, although taking account of the material Real Estate related impairments in the first half of 2009, impairment charge is expected to be lower than the first half of 2009, based on our base case economic assumptions.

Credit risk - Wholesale  (continued)

As at 30 June 2009	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans

	£m	£m	%	£m	%

Corporate Markets
Corporate/Commercial	103,244	9,223	8.9	4,340	47.1
Real Estate	58,229	16,408	28.2	7,403	45.1
Specialist Finance	23,875	2,290	9.6	1,362	59.5
Wholesale Markets	31,977	1,902	5.9	526	27.7
	217,325	29,823	13.7	13,631	45.7
Treasury and Trading	4,814	-	-	-	-
Asset Finance	13,123	1,902	14.5	1,081	56.8
	235,262	31,725	13.5	14,712	46.4
Reverse repos	1,690
Impairment provisions	(14,712)
Fair value adjustments	(5,867)
Total Wholesale	216,373

As at 31 December 2008	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of Impaired loans

	£m	£m	%	£m	%

Corporate Markets
Corporate/Commercial	108,267	3,887	3.6	2,333	60.0
Real Estate	59,481	10,023	16.9	3,318	33.1
Specialist Finance	26,816	2,049	7.6	1,271	62.0
Wholesale Markets	35,652	1,114	3.1	475	42.6
	230,216	17,073	7.4	7,397	43.3
Treasury and Trading	2,775	-	-	-	-
Asset Finance	14,147	1,397	9.9	866	62.0
	247,138	18,470	7.5	8,263	44.7
Reverse repos	3,230
Impairment provisions	(8,263)
Fair value adjustments	(7,543)
Total Wholesale	234,562

Corporate/Commercial

The Corporate portfolios felt the impact of the adverse economic environment in the first half of 2009. The HBOS heritage portfolio is characterised by high levels of obligor concentration to riskier counterparties, many with a property related component, thereby impacting the level of the impairment charge.

Credit risk - Wholesale  (continued)

The SME portfolio is showing signs of stress; with portfolio metrics and stress testing analysis suggesting higher core impairments through the short to medium term. This is to be expected at this stage of the economic cycle. Over time, impairment losses as a percentage of average advances are expected to trend towards more normalised levels reflective of historic Lloyds TSB figures. However, in line with historic experience, the impairment improvement is expected to show some lag behind the upturn in the economy.

The HBOS heritage portfolio in North America is considered higher risk. There is material single obligor concentration which is dominated by property related sectors including Hotels, Gaming and Leisure, Construction Commercial Real Estate and exposure to near sub-prime loan originators.

Commercial Real Estate business unit

Commercial Real Estate has been materially impacted by a combination of dramatically softening yields and aggressive lending policies in the heritage HBOS business. Residual property values continue to fall as there is also a lack of investor appetite. Although the market remains fragile, there have been some early signs that market decline has slowed particularly for prime properties.

Property development has been hardest hit, both in commercial and residential sectors. Lack of occupier demand, falling rents and lack of availability of finance have made many schemes unviable. The lack of buyers and mortgage finance has had a major adverse impact on both national and regional housebuilders. Investment property is showing some resilience, but may see further deterioration as tenant failure increases due to continuing deterioration of the general economic conditions. As a result the Commercial Real Estate business unit book has seen a deterioration in asset quality, a steep increase in cases requiring intensive management and remedial action and an unprecedented level of impairments taken in the first half of 2009. However, we believe the portfolio is prudentially provided.

Against our base economic assumptions, the remainder of 2009 and into 2010 is expected to continue to be difficult; but a combination of conservative lending policies and the application of the Lloyds TSB credit risk and control framework, together with a stabilisation of market conditions is expected to lead to an improving portfolio trend. As a result, the Commercial Real Estate business unit impairments are expected to have peaked in the first half of 2009.

Specialist Finance

Specialist Finance comprises Acquisition Finance and Corporate Equity.

Acquisition Finance -  The Acquisition Finance (Leveraged) portfolio has been impacted significantly by the economic environment, with a relatively high proportion of deals being restructured, and higher impairment levels seen than in same period in 2008. The rate of new problem loans abated in the second quarter of 2009.

Corporate Equity -  The risk capital portfolio comprises the Lloyds TSB heritage LDC business and the HBOS heritage Integrated Finance Investments, Joint Ventures and Fund Investments.

Credit risk - Wholesale  (continued)

During the first half of 2009, the value of the Corporate Equity portfolio reduced by £1.9 billion to £3.4 billion. The first half has seen continued market volatility and a declining market environment with a trough evident in March 2009 in the main share indices before an upward movement in performance into the second quarter. Whilst the market decline may be stabilising, value reduction as a direct consequence of reducing market multiples may be replaced by investee company earnings deterioration as the recession embeds. Value recovery to date is therefore being treated with caution.

Wholesale Markets

Wholesale Markets encompasses Structured Credit Investments, the securitisations conduits (Cancara, Grampian and Landale) and Structured Corporate Finance which covers specialist industry finance such as shipping, rail, aviation and infrastructure (PFI) finance.

As financial market conditions have improved, write-downs of investment securities have eased. Although both Lloyds TSB and HBOS heritage portfolios contain US residential mortgage-backed securities, which are exposed to a greater risk of further impairment, it is believed that previous write downs and acquisition fair value adjustments will remain adequate to cover the losses we expect to incur on these portfolios.

Treasury and Trading

Treasury and Trading primarily funds the Group's balance sheet and deals in the interbank market. Its loans and advances to customers comprise high quality non bank market intermediaries.

Asset Finance

Ongoing measures have been taken to reduce risk appetite and the Asset Finance portfolio quality has remained broadly stable during 2009, although rises in probability of default were evident at the end of 2008. This was caused by actual defaults rising faster than predicted, with a noticeable rise in arrears from Q3 08 onwards. Retail customers in arrears are generally under cashflow pressures due to factors such as unemployment and lower income levels. The second mortgage portfolio remains under pressure too and provisioning has increased on the back of falling valuations for loans in arrears. New second mortgage volumes have been modest given reduced risk appetite and tighter credit criteria for the past year.

Losses have also been experienced in certain Non Retail cases in line with the wider rise in corporate failures.

Credit risk - Wealth and International

Loans and advances to customers decreased by 9 per cent to £58,599 after the impact of impairment provisions and fair value adjustments and by 8 per cent to £62,074 million on a gross basis, the latter primarily due to foreign exchange movements. Due to the lack of liquidity in the market, limited new business is being written and repayment levels are low.

Impaired loans increased by 116 per cent to £5,900 million. As a percentage of gross loans and advances to customers impaired loans increased to 9.5 per cent from 4.0 per cent at 31 December 2008. This increase was driven by deteriorating economic conditions, particularly in Ireland and Australia.

Impairment losses on loans and advances to customers increased by £1,393 million to £1,461 million. As a percentage of average gross loans and advances to customers, impairment losses increased to 4.55 per cent from 0.24 per cent in the first half of 2008. £1,027 million of the first half charge related to Ireland, with a further £408 million arising in Australia. The impairment charge is expected to decline in the second half of 2009 and the 2010 charge is expected to be lower than that in 2009, although there remain ongoing concerns with regard to the outlook for the Irish economy.

Following the acquisition, business originated across Wealth and International has operated to the Risk Appetite and Credit Policy standards that had proved to be a prudent and successful approach for Lloyds TSB. In parallel with Wholesale Division, reviews of higher risk HBOS portfolios have been undertaken and, as appropriate, remedial risk mitigating action has been taken and is continuing to protect positions. Where required, these portfolios have been written down to appropriate values and this is reflected in the first half 2009 impairment charge.

A robust credit control framework is now in place across the division, with a focus on prudent risk appetite and credit policies. Appropriately resourced Business Support functions are in course of being rolled out in Ireland and Australia. Similarly, we are ensuring that Collections and Recoveries teams across our retail businesses are suitably staffed and are optimising processes to cater for the increased number of cases emerging. The tables below highlight the International credit exposure in Ireland and Australia which represents two thirds of the Division's lending assets.

Credit risk - Wealth and International  (continued)

	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans

As at 30 June 2009	£m	£m	%	£m	%

Wealth	9,780	241	2.5	74	30.7
International
Ireland	28,464	3,995	14.0	1,603	40.1
Australia	13,277	1,609	12.1	675	42.0
Other	10,553	55	0.5	40	72.7
	52,294	5,659	10.8	2,318	41.0
	62,074	5,900	9.5	2,392	40.5
Impairment provisions	(2,392)
Fair value adjustments	(1,083)
Total	58,599

	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans

As at 31 December 2008	£m	£m	%	£m	%

Wealth	10,485	205	2.0	70	34.1
International
Ireland	31,359	1,775	5.7	682	38.4
Australia	13,055	685	5.2	256	37.4
Other	12,582	63	0.5	39	61.9
	56,996	2,523	4.4	977	38.7
	67,481	2,728	4.0	1,047	38.4
Impairment provisions	(1,047)
Fair value adjustment	(1,881)

Total	64,553

Ireland

Impairment losses in Ireland of £1,027 million represent 3.4 per cent of average advances increasing from 1.8 per cent in the second half of 2008. With limited new business being written and very low levels of roll-off driven by a lack of liquidity in the commercial property market, overall exposures remain almost static. The severe economic downturn has significantly influenced performance with a depressed property development sector being impacted by a year on year house price fall of 10.9 per cent and unemployment levels of 11.9 per cent.

Credit risk - Wealth and International  (continued)

Australia

The Australian economy has fared better than many others in the current downturn, but is not immune from global conditions. The end of the commodities boom in particular has put pressure on elements of the economy, and this has fed through to the Group's Australian loan book. Limited new business is being written in Australia on a selective basis, primarily replacing roll-off on motor and asset finance portfolios. Impairment losses in Australia of £408 million representing 3.1 per cent of average advances reflecting the down turn in a number of sectors including commercial property, manufacturing, finance and transport.

Wealth

Impairment losses within Wealth have increased to £26 million for the first six months of 2009 (2008: £5 million) reflecting deteriorating residential property prices in Spain.

Funding and liquidity

The global upheaval in the financial markets that occurred during 2008 has seen a gradual improvement during 2009. The first quarter was marked by further instability and volatility continuing to impact upon market and investor confidence, which once again was characterised by a reduction in liquidity.  This led to a period of high and volatile interbank lending margins, above official rates.  The impact of various recapitalisation initiatives and other confidence boosting measures (including central bank provision of liquidity and quantitative easing schemes) has fed through to the general market, particularly in the second quarter of 2009.

The steps taken in 2008 by HM Treasury, through the introduction of the Government guarantee scheme for senior funding and the Bank of England, through the extended long term repo facility, the US Dollar repo facility and the new discount window facility, have together continued to provide assurance of liquidity support to the banking markets.  Despite the improvement in market liquidity during the second quarter, the Group continues to be partly reliant upon these facilities in order to maintain its wholesale funding position.

The Group has been able to take advantage of the improved market sentiment, extending the duration of its money market funding, and successfully tapping the term debt markets in unguaranteed format. The Group's term funding ratio (wholesale funding with a remaining life of over one year) has improved to 47 per cent from 44 per cent.

During the first half of 2009, the Group has seen a stabilisation in the customer deposit base, in marked contrast to the volatility observed by parts of the heritage HBOS businesses in the second half of 2008.  The customer loan/deposit ratio improved slightly to 176 per cent compared with 177 per cent at the previous year end.

The challenge facing the Group over the medium term is to continue to appropriately access the term funding markets, and for the Group to continue to reduce its utilisation of government sponsored funding schemes. The combination of a clear focus on right-sizing the balance sheet, developing the Group's retail liability base, and strategically accessing the capital markets will ensure the Group continues to strengthen its already robust funding base.

There can be no assurances that there will be no future strain on the Group's ability to meet its financial obligations, particularly if market conditions revert to the reduced levels of wholesale market liquidity seen in October 2008 and the availability of traditional sources of funding become more limited.

The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets at their current levels; the continued access of the Group to central bank and UK Government sponsored liquidity facilities, including issuance under HM Treasury's credit guarantee scheme ('CGS') and access to the Bank of England's various facilities; limited further deterioration in the Group's credit ratings; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes.

Funding and liquidity -  continued

	As at 30 June 2009	As at 30 June 2009	As at 31 Dec 2008	As at 31 Dec 2008

	£bn	%	£bn	%

Bank deposits	53.4	7.6	54.9	7.6
Debt securities in issue:
Certificates of deposit	68.0	9.7	77.5	10.7
Medium term notes	84.6	12.0	63.5	8.8
Covered bonds	27.1	3.8	29.1	4.0
Commercial paper	27.3	3.9	28.9	4.0
Securitisation	39.4	5.6	43.6	6.0
	246.4	35.0	242.6	33.5

Subordinated debt	33.7	4.8	45.4	6.3
Total wholesale (excluding non-bank deposits)	333.5	47.4	342.9	47.4
Customer deposits	369.9	52.6	381.0	52.6
Total Group funding (1)	703.4	100.0	723.9	100.0
(1)	Excluding repos and conduits

The following tables reconcile figures reported above with those in the balance sheet.

			As at 30 June 2009

	Included in funding analysis (above)	Repos and conduits	Interest accruals and other accounting methods	Balance Sheet

	£bn	£bn	£bn	£bn

Bank deposits	53.4	62.7	(3.2)	112.9
Debt securities in issue	246.4	-	(5.8)	240.6
Subordinated debt	33.7	-	(2.7)	31.0
Total wholesale funding	333.5	62.7
Customer deposits	369.9	58.9	0.3	429.1
Total	703.4	121.6

			As at 31 December 2008

	Included in funding analysis (above)	Repos and conduits	Interest accruals and other accounting methods	Pro-forma balance sheet

	£bn	£bn	£bn	£bn

Bank deposits	54.9	95.8	4.4	155.1
Debt securities in issue	242.6	3.0	4.1	249.7
Subordinated debt	45.4	-	(3.2)	42.2
Total wholesale funding	342.9	98.8
Customer deposits	381.0	18.1	10.1	409.2
Total	723.9	116.9

Funding and liquidity -  continued

Total wholesale is analysed by residual maturity as follows:

	As at 30 June 2009	As at 30 June 2009	As at 31 Dec 2008	As at 31 Dec 2008

	£bn	%	£bn	%

Less than one year	177.1	53.1	192.3	56.1
One to two years	62.3	18.7	29.8	8.7
Two to five years	45.5	13.6	62.2	18.1
More than five years	48.6	14.6	58.6	17.1
Total wholesale funding	333.5	100.0	342.9	100.0

During the period the Group has changed the definition of wholesale to align with that used by other international market participants to include only interbank deposits within this category

Legal and Regulatory Risk

Overview

The Group is subject to stringent regulation of all its businesses including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government intervention in the banking sector, which the Group expects will continue. In the United Kingdom, the Competition Commission, the Financial Services Authority (FSA) and the Office of Fair Trading (OFT) have recently carried out, or are currently conducting, a number of inquiries. In recent years there have been several areas in the UK financial services industry in which the Group operates where the FSA has intervened directly, including the sale of payment protection insurance, personal pensions and the sale of mortgage-related endowments. The outcome of any one of these investigations could have a material impact on the Group's income. Future changes in regulation, fiscal or other policies both in the UK and in other jurisdictions where the Group has a presence are unpredictable and beyond the control of the Group and could have an impact on its businesses. Recently proposed changes to capital and liquidity regimes could have a substantial impact on the scale of the Group's business models.

In addition, the Group is subject to legal and regulatory proceedings and Financial Ombudsman and other complaints brought against it in the UK High Court and elsewhere, and in jurisdictions outside the UK, including other European countries and the United States. For example, a major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Group's operations and/or financial condition, especially to the extent the scope of any such proceeding expands beyond its original focus. Failure to manage these risks adequately could impact the Group adversely, both financially and reputationally through an adverse impact on the Group's brands. Details of current legal and regulatory proceedings are provided in note 17 on page 113.

Treating customers fairly

The FSA continues to drive its Treating Customers Fairly (TCF) initiative and focus on conduct of business activities, particularly in relation to retail customers. Since the date of acquisition of HBOS, the Group has made significant progress in aligning its approach to TCF across both heritages. A review was carried out to assess the level of embedding of TCF culture and values and to identify best practice. The Group has implemented an aligned Customer Treatment policy which applies to all customers. Work is ongoing to align the treatment of complaints across the Group to ensure customers are treated appropriately and consistently. In addition the Group has aligned its TCF governance and management information arrangements, with customer impact being a key factor in assessing any integration proposition. Specific initiatives have been put in place to address current issues, in particular the treatment of customers in financial difficulties.

Legal and Regulatory Risk (Continued)

Interchange Fees

The European Commission (EC) has adopted a formal decision finding that an infringement of EC competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The EC has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area (EEA). This decision has been appealed to the European Court of First Instance. LTSB Bank and BOS (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard's position that the arrangements for the charging of a uniform fallback interchange fee are compatible with EC competition laws. Both the Bank and BOS submitted their respective statements in intervention on 26 February 2009. MasterCard has announced that it has reached an understanding with the EC on a new methodology for calculating intra EEA multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the EC and the UK's OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe EC and/or UK competition laws. As part of this initiative the OFT will also intervene in the European Court of First Instance appeal supporting the EC's position. The ultimate impact of the investigations on Lloyds TSB Bank Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

STATUTORY INFORMATION

		Page
Condensed Interim Financial Statements (unaudited)
• Consolidated income statement		87
• Consolidated statement of comprehensive income		88
• Consolidated balance sheet		89
• Consolidated statement of changes in equity		91
• Consolidated cashflow statement		92

Notes
1	Basis of preparation	93
2	Presentation, accounting policies and estimates	93
3	Segmental analysis	96
4	Other income	100
5	Operating expenses	101
6	Gain on acquisition	102
7	Taxation	104
8	Earnings per share	107
9	Trading and other assets designated at fair value through profit or loss	108
10	Derivative financial instruments	108
11	Loans and advances to customers	109
12	Allowance for impairment losses on loans and receivables	109
13	Securitisation and covered bonds	110
14	Customer deposits	112
15	Debt securities in issue	112
16	Contingent liabilities and commitments	113
17	Legal and regulatory matters	113
18	Capitalisation issue	115
19	Other information	115

CONDENSED INTERIM FINANCIAL STATEMENTS  (unaudited)

CONSOLIDATED INCOME STATEMENT

	Note	Half-year ended 30 June 2009	Half-year ended 30 June 2008(1)	Half-year ended 31 Dec 2008(1)

		£m	£m	£m

Interest and similar income		16,496	8,713	8,856
Interest and similar expense		(11,997)	(5,066)	(4,785)
Net interest income		4,499	3,647	4,071
Fee and commission income		2,266	1,582	1,649
Fee and commission expense		(951)	(351)	(343)
Net fee and commission income		1,315	1,231	1,306
Net trading income		(1,444)	(4,817)	(4,369)
Insurance premium income		4,552	2,914	2,498
Other operating income		3,778	305	223
Other income	4	8,201	(367)	(342)
Total income		12,700	3,280	3,729
Insurance claims		(2,902)	1,344	1,515
Total income, net of insurance claims		9,798	4,624	5,244
Operating expenses	5	(6,464)	(2,936)	(3,164)
Trading surplus		3,334	1,688	2,080
Impairment		(8,053)	(1,099)	(1,913)
Share of results of joint ventures and associates		(504)	4	-
Gain on acquisition	6	11,173	-	-
Profit before tax		5,950	593	167
Taxation	7	1,203	(11)	49
Profit for the period		7,153	582	216

Profit attributable to minority interests		58	12	14
Profit attributable to equity shareholders		7,095	570	202
Profit for the period		7,153	582	216

Basic earnings per share	8	41.9p	9.8p	3.4p
Diluted earnings per share	8	41.8p	9.8p	3.4p

Dividend per share for the period		-	11.4p	-
Dividend for the period		-	£648m	-
(1)	Restated for IFRS2 (revised). See note 2 on page 94.

  CONDENSED INTERIM FINANCIAL STATEMENTS  (unaudited)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year ended 30 June 2009	Half-year ended 30 June 2008(1)	Half-year ended 31 Dec 2008(1)

	£m	£m	£m

Profit for the period	7,153	582	216
Other comprehensive income:
Movements in available-for-sale financial assets, net of tax:
- change in fair value	453	(674)	(1,357)
- transferred to income statement in respect of disposals	(185)	(18)	(1)
- transferred to income statement in respect of impairment	282	44	58
- other transfers to income statement	33	-	(66)
	583	(648)	(1,366)
Movement in cash flow hedges, net of tax:
- effective portion of changes in fair value taken to equity	(1,342)	(10)	(14)
- net gains transferred to the income statement	1,405	5	7
	63	(5)	(7)

Currency translation differences, net of tax	188	28	(390)
Other comprehensive income for the period, net of tax	834	(625)	(1,763)
Total comprehensive income for the period	7,987	(43)	(1,547)

Total comprehensive income attributable to minority interests	53	12	42
Total comprehensive income attributable to equity shareholders	7,934	(55)	(1,589)
Total comprehensive income for the period	7,987	(43)	(1,547)
(1)		Restated for IFRS 2 (Revised). See note 2 on page 94.

  CONDENSED INTERIM FINANCIAL STATEMENTS  (unaudited)

CONSOLIDATED BALANCE SHEET

	Note	As at 30 June 2009	As at 31 Dec 2008

Assets		£m	£m

Cash and balances at central banks		60,384	5,008
Items in course of collection from banks		2,046	946
Trading and other financial assets designated at fair value through profit or loss	9	132,634	45,064
Derivative financial instruments	10	52,187	28,884
Loans and receivables:
Loans and advances to customers	11	652,599	240,344
Loans and advances to banks		37,398	38,733
Debt securities		38,142	4,416
		728,139	283,493
Available-for-sale financial assets		41,914	55,707
Investment property		4,587	2,631
Investments in joint ventures and associates		686	55
Goodwill		2,016	2,256
Value of in-force business		5,696	1,893
Other intangible assets		4,558	197
Tangible fixed assets		9,088	2,965
Current tax recoverable		1,071	300
Deferred tax assets		4,103	833
Other assets		14,020	5,801
Total assets		1,063,129	436,033

  CONDENSED INTERIM FINANCIAL STATEMENTS  (unaudited)

CONSOLIDATED BALANCE SHEET

	Note	As at 30 June 2009	As at 31 Dec 2008

Equity and liabilities		£m	£m

Deposits from banks		112,909	66,514
Customer deposits	14	429,082	170,938
Items in course of transmission to banks		1,361	508
Trading and other financial liabilities designated at fair value through profit or loss		19,121	6,754
Derivative financial instruments	10	49,686	26,892
Notes in circulation		956	-
Debt securities in issue	15	240,589	75,710
Liabilities arising from insurance contracts and participating investment contracts		68,928	33,792
Liabilities arising from non-participating investment contracts		42,921	14,243
Unallocated surplus within insurance businesses		720	270
Other liabilities		27,918	11,456
Retirement benefit obligations		1,982	1,771
Current tax liabilities		91	-
Deferred tax liabilities		190	-
Other provisions		683	230
Subordinated liabilities		30,966	17,256
Total liabilities		1,028,103	426,334
Equity
Share capital		6,810	1,513
Share premium account		2,297	2,096
Other reserves		8,851	(2,476)
Retained profits		15,463	8,260
Shareholders' equity		33,421	9,393
Minority interests		1,605	306
Total equity		35,026	9,699
Total equity and liabilities		1,063,129	436,033

  CONDENSED INTERIM FINANCIAL STATEMENTS  (unaudited)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained Profits(1)	Minority interests	Total(1)

	£m	£m	£m	£m	£m

Balance at 31 December 2007	2,730	(60)	9,471	284	12,425
Total comprehensive income	-	(625)	570	12	(43)
Dividends	-	-	(1,394)	(10)	(1,404)
Purchase/sale of treasury shares	-	-	(6)	-	(6)
Employee share option schemes:
- value of employee services	-	-	4	-	4
- proceeds from shares issued	107	-	-	-	107
Repayment of capital to minority shareholders	-	-	-	(2)	(2)
Balance at 30 June 2008	2,837	(685)	8,645	284	11,081
Total comprehensive income	-	(1,791)	202	42	(1,547)
Dividends	-	-	(648)	(19)	(667)
Private placement of ordinary shares	760	-	-	-	760
Purchase/sale of treasury shares	-	-	22	-	22
Employee share option schemes:
- value of employee services	-	-	39	-	39
- proceeds from shares issued	12	-	-	-	12
Repayment of capital to minority shareholders	-	-	-	(1)	(1)
Balance at 31 December 2008	3,609	(2,476)	8,260	306	9,699
Total comprehensive income	-	839	7,095	53	7,987
Dividends	-	-	-	(54)	(54)
Issue of ordinary shares	5,498	10,488	-	-	15,986
Adjustment on acquisition	-	-	-	5,567	5,567
Purchase/sale of treasury shares	-	-	14	-	14
Employee share option schemes:
- value of employee services	-	-	94	-	94
- proceeds from shares issued	-	-	-	-	-
Extinguishment of minority interests	-	-	-	(4,267)	(4,267)
Balance at 30 June 2009	9,107	8,851	15,463	1,605	35,026
(1)	Restated for IFRS 2 (revised)

   CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED CASH FLOW STATEMENT - STATUTORY

	Half-year ended 30 June 2009	Half-year ended 30 June 2008(1)	Half-year ended 31 Dec 2008(1)

	£m	£m	£m

Profit before tax	5,950	593	167
Adjustments for:
Change in operating assets	42,413	(16,664)	(26,361)
Change in operating liabilities	(50,448)	15,042	65,891
Non-cash and other items	(3,187)	(1,529)	(2,488)
Tax (paid) received	22	(531)	(279)
Net cash provided by (used in) operating activities	(5,250)	(3,089)	36,930

Cash flows from investing activities
Purchase of available-for-sale financial assets	(431,012)	(12,864)	(131,816)
Proceeds from sale and maturity of available-for-sale financial assets	468,259	7,908	102,562
Purchase of fixed assets	(1,140)	(561)	(875)
Proceeds from sale of fixed assets	816	250	329
Acquisition of businesses, net of cash acquired	16,364	(1)	(18)
Disposal of businesses, net of cash disposed	130	-	-
Net cash (used in) provided by investing activities	53,417	(5,268)	(29,818)

Cash flows from financing activities
Dividends paid to equity shareholders	-	(1,394)	(648)
Dividends paid to minority interests	(54)	(10)	(19)
Interest paid on subordinated liabilities	(1,171)	(321)	(450)
Proceeds from issue of subordinated liabilities	1,000	2,551	470
Proceeds from issue of ordinary shares	8,349	107	772
Repayment of subordinated liabilities	(5,063)	-	(381)
Repayment of capital to minority shareholders	-	(2)	(1)
Net cash provided by (used in) financing activities	3,061	931	(257)
Effects of exchange rate changes on cash and cash equivalents	(249)	180	1,260
Change in cash and cash equivalents	50,979	(7,246)	8,115
Cash and cash equivalents at beginning of period	32,760	31,891	24,645
Cash and cash equivalents at end of period	83,739	24,645	32,760

(1)	Restated for IFRS 2 (revised)

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.    Basis of preparation

The ongoing global upheaval in the financial markets has been characterised by a systemic reduction in wholesale markets liquidity. The steps taken in 2008 by HM Treasury, through the introduction of the Government guarantee scheme for senior funding, and the Bank of England, through extended long term repo and US Dollar repo facilities and the new discount window facility, have continued to provide assurance of liquidity support to the banking markets. Despite some improvement in market liquidity during the second quarter of 2009, the Group continues to be partly reliant upon these facilities in order to maintain its wholesale funding position.

In the context of continued uncertainty in the financial markets and the deterioration in economic conditions in the UK, further steps have been, and are being, taken to strengthen the Group's capital position. In March 2009, the Group announced its intention to participate in the Government's Asset Protection Scheme (GAPS) which could result in a significant improvement in the Group's capital position. In June 2009, the Group redeemed £4 billion of preference shares held by HM Treasury from the proceeds of an issuance of ordinary shares, thereby improving the core tier 1 capital ratio.

There is a risk that market conditions deteriorate once more leading to a renewed contraction in wholesale funding sources. The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets at their current levels; the continued access of the Group to central bank and Government sponsored liquidity facilities; limited further deterioration in the Group's credit ratings; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or Government support schemes. In addition, a prolonged economic downturn in the UK may result in greater strain being placed upon the Group's capital resources.

Based upon projections prepared by management which assume the continued availability of the Government sponsored funding schemes and other actions to strengthen the Group's capital position, the directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. Accordingly, these condensed interim financial statements have been prepared on a going concern basis.

2.    Presentation, accounting policies, and estimates

These condensed interim financial statements as at and for the half-year to 30 June 2009 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with International Accounting Standard (IAS) 34, 'Interim Financial Reporting', as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2008 (2008 annual report and accounts), which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Copies of the 2008 annual report and accounts can be found on the Group's website or are available upon request from the Company Secretary's Department, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

2.    Presentation, accounting policies, and estimates  (continued)

Balance sheet presentation

To provide a more reliable and relevant presentation of the Group's financial instruments, additional line items have been added to the consolidated balance sheet separately show debt securities classified as loans and receivables. Comparatives have been reclassified to conform to the revised presentation.

Accounting policies and critical accounting estimates

As required by IAS 34, the Group's income tax expense for the six months ended 30 June 2009 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. With this exception the accounting policies, significant judgements made by management in applying them, and key sources of estimation uncertainty applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its 2008 annual report and accounts.

The following new standards and amendments to standards are effective for financial years beginning on or after 1 January 2009 and have impacted these condensed interim financial statements as at and for the half-year to 30 June 2009.

IAS 1 (revised), 'Presentation of financial statements'.   The revised standard prohibits the presentation of items of income and expense (that is non-owner changes in equity) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity. All non-owner changes in equity are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

Amendment to IFRS 2 'Share-based Payments - Vesting Conditions and Cancellations'.  This amendment to IFRS 2 'Share-based Payments' restricts the definition of 'vesting condition' to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.

The main impact of this amendment for the Group arises from cancellations by employees of contributions to the Group's Save-As-You-Earn (SAYE) schemes; in the event of a cancellation the Group must recognise immediately the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Under the former IFRS 2, such cancellations would have resulted in the reversal of the costs recognised in current and prior periods in respect of the SAYE schemes concerned for the relevant employees. The amendment is applied retrospectively and has resulted in a restatement of the 2008 comparatives. The income statement has been adjusted to increase operating expenses and reduce profit before tax by £6 million for the half-year ended 30 June 2008 and £41 million for the half-year ended 31 December 2008.

2.    Presentation, accounting policies, and estimates (continued)

IFRS 8 'Operating Segments'. This new standard replaces IAS 14 'Segment Reporting' and requires reporting of financial and descriptive information about operating segments which are based on how financial information is reported and evaluated internally. The segment information for the half-year ended 30 June 2009 and for the corresponding comparative period is presented in note 3 to these condensed interim financial statements.

The chief operating decision-maker has been identified as the Group Executive Committee (GEC). The GEC reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.  The segment information disclosed in note 3 should be read in conjunction with the pro-forma segmental analysis on pages 17 to 18 on which the underlying performance of each of the operating segments is based and, in turn, which is assessed by the GEC.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. There have been no significant changes in the basis upon which estimates have been determined, compared to those applied at 31 December 2008.

In accordance with IAS 19 'Employee Benefits', and the Group's normal practice, the valuation of the Group's pension schemes will be formally updated at the year end. No adjustment has therefore been made to the valuation at 30 June 2009.

The Group reviews goodwill held in the Group's balance sheet for impairment at least annually or when events or changes in economic circumstances indicate an impairment may have taken place. Goodwill attributable to the Group's asset finance business, for which an impairment charge was recognised in the Group's financial statements for the year ended 31 December 2008, was reviewed for impairment during the half-year ended 30 June 2009 due to the continuing uncertainties over the short-term macroeconomic environment. As a consequence, the carrying value of the consumer finance cash generating unit within Asset Finance has been reassessed resulting in an additional goodwill impairment charge of £240 million at 30 June 2009.

Reclassification of financial assets

The Group did not reclassify any assets held for trading to loans and receivables or from available-for-sale to loans and receivables in the six month period to 30 June 2009 or in the corresponding period in 2008.

In respect of assets previously transferred from held for trading to loans and receivables, net interest income of £26 million and an impairment charge of £25 million has been recognised in the income statement for the six months to 30 June 2009. If the assets had not been transferred, an additional loss of £8 million would have been recognised from the movement in fair value.

In respect of assets previously transferred from available-for-sale to loans and receivables, net interest income of £2 million and an impairment charge of £53 million has been recognised in the income statement for the six months to 30 June 2009. If the assets had not been transferred, no impairment would have been recognised in the six months to 30 June 2009.

2.    Presentation, accounting policies, and estimates (continued)

Other matters

On 13 January 2009, HM Treasury subscribed for shares in the Company which, together with the shares it held in HBOS plc gave it a 43.38 per cent interest in the Company's ordinary share capital upon completion of the acquisition by the Company of HBOS on 16 January 2009. Consequently, from 13 January 2009, HM Treasury became a related party of the Company.  On 15 January 2009, the Company issued £1,000,000,000 12 per cent fixed to floating non-cumulative callable preference shares to HM Treasury.  In addition £3,000,000,000 12 per cent fixed preference shares were issued by the Company to HM Treasury on 16 January 2009 in exchange for the £3,000,000,000 preference shares which had been issued by HBOS plc to HM Treasury on 15 January 2009.  On 11 June 2009, the Company completed the redemption of all of the above preference shares at 101 per cent of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon.

In addition, during the period between 13 January 2009 and 30 June 2009 the Company entered into an Open Offer Agreement, a Pre-Accession Commitments Deed and a Lending Commitments Deed with the UK Government. Details of each of these agreements are summarised on pages 7 to 9 the Company's Annual Report on Form 20-F for the year ended 31 December 2008. The Open Offer Agreement was amended on 18 May 2009 to allow a compensatory element to be provided to non-accepting shareholders. The Company also amended the Registration Rights Agreement with HM Treasury with effect from 10 June 2009 and entered into a Re-sale Rights Agreement with HM Treasury with effect from 11 June 2009, in both cases as required under the Open Offer Agreement. There were no other material transactions between the Group and the UK Government during the period between 13 January 2009 and 30 June 2009 that were not made in the ordinary course of business or that are unusual in their nature or conditions.

On 16 January 2009, the Company acquired 100 per cent of the ordinary share capital of HBOS plc.  From this date, HBOS plc and its subsidiaries became controlled entities. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

Except as noted above, other related party and share-based payment transactions for the half-year to 30 June 2009 are similar in nature to those for the year ended 31 December 2008.

3.     Segmental analysis

Lloyds Banking Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas.  The Group's activities in the first half of 2009 were organised into four financial reporting segments: Retail, Wholesale, Insurance and Wealth and International.  These comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence include the results of HBOS for 2008 and the period from 1 January 2009 to 16 January 2009.

Services provided by Retail encompass current accounts, savings, personal loans, credit cards and mortgages and associated insurance products. It is the UK's number one savings provider, the leading UK mortgage lender and is the major UK bancassurance distributor of equity-based long-term savings and investment products.

The Wholesale division serves customers ranging from new business start ups and small enterprises to global corporations and contains the following businesses; Commercial, Corporate, Real Estate, Asset Finance, Special Finance Group, Wholesale Markets and Treasury and Trading.

The Insurance division is the major bancassurance provider in the UK, providing a full range of long-term savings and investment products, protection products and corporate pensions. It is also a leading distributor of home insurance in the UK. The division consists of three business units: life, pensions and investment business written within the UK; life, pensions and investment business written in mainland Europe; and general insurance business.

Wealth and International was created to give increased focus and momentum to the Group's private banking, asset management and international businesses. Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas. International comprises corporate, commercial, asset finance and retail businesses in Australia, Ireland and Continental Europe.

3.     Segmental analysis  (continued)

All other includes the results of managing the Group's technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions.

Comparative figures in this note are presented on a pro-forma basis (see note 1, page 47) consistent with the way in which the chief operating decision-maker receives segment information.

Half-year ended 30 June 2009	Net interest Income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue

	£m	£m	£m	£m	£m	£m

Retail	3,735	894	4,629	360	7,406	(2,777)
Wholesale	2,495	2,154	4,649	(3,208)	3,089	1,560
Insurance	(158)	1,479	1,321	397	1,831	(510)
Wealth and International	597	554	1,151	(342)	1,856	(705)
Other	(227)	710	483	(1,164)	(1,949)	2,432
Group - reported basis(1)	6,442	5,791	12,233	(3,957)	12,233	-
Insurance grossing adjustment	(206)	1,527	1,321	7
Integration costs	-	-	-	(358)
Volatility	2	(593)	(591)	(591)
Analysis of fair value unwind	(1,496)	353	(1,143)	-
Negative goodwill credit	-	-	-	11,173
Amortisation of purchased intangibles and goodwill impairment	-	-	-	(604)
Pre-acquisition consolidated losses of HBOS	(243)	1,123	880	280
Group - statutory	4,499	8,201	12,700	5,950

External segment assets					As at 30 June 2009	As at 31 Dec 2008

					£m	£m

Retail					385,203	393,827
Wholesale					470,701	517,269
Insurance					126,274	127,249
Wealth and International					78,220	86,394
Other					2,731	2,986
Total Group					1,063,129	1,127,725
(1)			see page 17

3.    Segmental analysis  (continued)

Half-year ended 30 June 2008	Net interest Income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue

	£m	£m	£m	£m	£m	£m

Retail	4,034	1,361	5,395	1,741	7,141	(1,746)
Wholesale	2,623	766	3,389	37	1,289	2,100
Insurance	(190)	1,708	1,518	720	2,695	(1,177)
Wealth and International	645	581	1,226	421	961	265
Other	(70)	(41)	(111)	(144)	(669)	558
Group - reported basis (1)	7,042	4,375	11,417	2,775	11,417	-
Insurance grossing adjustment	356	(5,020)	(4,664)	10
Results of BankWest and St. Andrews	229	84	313	53
Volatility	5	(1,400)	(1,395)	(1,395)
Amortisation of purchased intangibles and goodwill impairment	-	-	-	(2)
Pre-acquisition consolidated losses of HBOS	(3,985)	1,594	(2,391)	(848)
Group - statutory	3,647	(367)	3,280	593

Half-year ended 31 December 2008	Net interest Income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue

	£m	£m	£m	£m	£m	£m

Retail	4,420	1,378	5,798	801	8,087	(2,289)
Wholesale	3,129	(1,068)	2,061	(10,516)	(1,439)	3,500
Insurance	(155)	1,785	1,630	820	3,325	(1,695)
Wealth and International	669	610	1,279	(144)	922	357
Other	(202)	(147)	(349)	(449)	(476)	127
Group - reported basis (1)	7,861	2,558	10,419	(9,488)	10,419	-
Insurance grossing adjustment	2,003	(5,205)	(3,202)	-
Results of BankWest and St. Andrews	295	64	359	37
Loss on disposal of businesses	-	-	-	(845)
Volatility	4	(958)	(954)	(954)
Amortisation of purchased intangibles and goodwill impairment	-	-	-	(256)
Pre-acquisition consolidated losses of HBOS	(6,092)	3,199	(2,893)	11,673
Group - statutory	4,071	(342)	3,729	167

(1)			see page 17 and 18

4.   Other income

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Fee and commission income:
Current account fees	435	361	346
Insurance broking	99	280	269
Card services	391	282	299
Other fees and commissions	1,341	659	735
	2,266	1,582	1,649
Fee and commission expense	(951)	(351)	(343)
Net fee and commission income	1,315	1,231	1,306
Net trading income	(1,444)	(4,817)	(4,369)
Insurance premium income	4,552	2,914	2,498
Other operating income	3,778	305	223
Total other income	8,201	(367)	(342)
Insurance claims	(2,902)	1,344	1,515
Total other income, net of insurance claims	5,299	977	1,173

5.    Operating expenses

	Half-year to 30 June 2009	Half-year to 30 June 2008(1)	Half-year to 31 Dec 2008(1)

	£m	£m	£m

Administrative expenses
Staff:
Salaries	2,196	1,086	1,144
National insurance	177	87	89
Pensions	342	117	118
Other staff costs	377	158	179
	3,092	1,448	1,530
Premises and equipment:
Rent and rates	289	156	162
Hire of equipment	10	6	10
Repairs and maintenance	99	79	72
Other	124	70	95
	522	311	339
Other expenses:
Communications and external data processing	337	229	226
Advertising and promotion	157	96	98
Professional fees	244	114	115
Other	581	413	395
	1,319	852	834
Administrative expenses	4,933	2,611	2,703

Depreciation and amortisation
Property and equipment	228	169	166
Operating leases	540	139	174
Intangible assets	523	17	21
Depreciation and amortisation	1,291	325	361
Goodwill impairment	240	-	100
Total operating expenses	6,464	2,936	3,164

Cost:income ratio(2)	66.0%	63.5%	60.3%
(1)	Re stated for IFRS 2 (revised).
(2)	Total operating expenses divided by total income, net of insurance claims.

6.    Gain on acquisition

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc, which together with its subsidiaries undertakes banking, insurance and other financial services related activities in the UK and internationally.

The table below sets out the fair value of the identifiable net assets acquired. The initial accounting for the acquisition has been determined provisionally because of its complexity and the limited time available between the acquisition date and the preparation of these condensed interim financial statements.

As the fair value of the identifiable net assets acquired is greater than the total consideration paid, negative goodwill arises on the acquisition. This is recognised as 'Gain arising on acquisition' in the income statement for the six-month period ended 30 June 2009.

	Book value as at 16 Jan 2009	Provisional fair value adjustments	Fair value as at 16 Jan 2009

	£m	£m	£m
Assets
Cash and balances at central banks	2,123	-	2,123
Items in course of collection from banks	523	-	523
Trading and other financial assets at fair value through profit or loss	83,857	-	83,857
Derivative financial instruments	54,840	(808)	54,032
Loans and receivables:
Loans and advances to banks	15,751	43	15,794
Loans and advances to customers	450,351	(13,512)	436,839
Debt securities	39,819	(1,411)	38,408
Available-for-sale financial assets	27,151	-	27,151
Investment property	3,002	-	3,002
Joint ventures and associates	1,152	23	1,175
Value of in-force business	3,152	561	3,713
Other intangible assets	215	4,550	4,765
Tangible fixed assets	5,610	7	5,617
Current tax recoverable	1,050	-	1,050
Deferred tax assets	2,556	231	2,787
Other assets	7,601	(652)	6,949
Total assets	698,753	(10,968)	687,785

6.     Gain on acquisition  (continued)

	Book value as at 16 Jan 2009	Provisional fair value adjustments	Fair value as at 16 Jan 2009
	£m	£m	£m
Liabilities
Deposits from banks	87,731	109	87,840
Customer deposits	223,859	835	224,694
Items in course of transmission to banks	521	-	521
Trading and other financial liabilities at fair value through profit of loss	16,360	-	16,360
Derivative financial instruments	45,798	-	45,798
Notes in circulation	936	-	936
Debt securities in issue	191,566	(6,247)	185,319
Liabilities arising from insurance contracts and participating investment contracts	36,405	282	36,687
Liabilities arising from non participating investment contracts	32,455	13	32,468
Unallocated surplus within insurance businesses	526	-	526
Other liabilities	10,169	(310)	9,859
Current tax liabilities	58	-	58
Deferred tax liabilities	245	1,219	1,464
Retirement benefit obligations	(198)	556	358
Other provisions	146	527	673
Subordinated liabilities	29,240	(9,193)	20,047
Total liabilities	675,817	(12,209)	663,608

Net assets acquired	22,936	1,241	24,177

			£m

Fair value of net assets acquired:			24,177
Adjust for:
Preference shares(1)			(3,917)
Minority interests			(1,300)
Provisional adjusted net assets of HBOS acquired			18,960

Acquisition costs:
Issue of 7,776 million ordinary shares of 25p in Lloyds Banking Group plc(2)			(7,651)
Fees and expenses related to the transaction			(136)
Total consideration			(7,787)
Gain arising on acquisition			11,173

(1)

On 16 January 2009, the Group cancelled the following HBOS preference share issuances in exchange for preference shares issued by Lloyds Banking Group plc: 6.475 per cent non-cumulative preference shares of £1 each, 6.3673 per cent non-cumulative fixed to floating preference shares of £1 each and 6.0884 per cent non-cumulative preference shares of £1 each. The fair value of the Lloyds Banking Group preference shares issued is deducted from the net assets acquired for the purposes of calculating the gain arising on acquisition.

(2)

The calculation of consideration is based on the closing price of Lloyds TSB ordinary shares of 98.4p on 16 January 2009; 12,852 million HBOS shares were exchanged for 0.605 Lloyds Banking Group shares each.

6.     Gain on acquisition  (continued)

The post acquisition loss before tax of HBOS plc covering the period from 17 January 2009 to 30 June 2009 which is included in the Group statutory consolidated income statement for the half-year to 30 June 2009 is £5,221 million.

Had the acquisition date of HBOS plc been 1 January 2009, Lloyds Banking Group consolidated total income would have been £880 million lower at £11,820 million and Lloyds Banking Group consolidated profit before tax, would have been £280 million lower at £5,670 million.

7.    Taxation

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge is given below:

	Half-year to 30 June 2009	Half-year to 30 June 2008(1)	Half-year to 31 Dec 2008(1)

	£m	£m	£m

Profit before tax	5,950	593	167

Tax charge thereon at UK corporation tax rate of 28% (2008: 28.5%)	(1,666)	(169)	(48)
Factors affecting charge:
Goodwill	3,061	-	(28)
Disallowed and non-taxable items	339	(62)	(27)
Overseas tax rate differences	(80)	(3)	(36)
Gains exempted or covered by capital losses	3	2	23
Policyholder interests	28	207	130
Tax losses where no deferred tax provided	(193)	-	-
Adjustments in respect of previous periods	(59)	36	65
Impairment of investment securities	(53)	-	-
Effect of profit/loss in associates and joint ventures	(143)	1	(1)
Other items	(34)	(23)	(29)
Tax credit (charge)	1,203	(11)	49
(1)	restated for IFRS 2 (Revised)

7.    Taxation  (continued)

The tax effects relating to each component of other comprehensive income are as follows:

Half-year to 30 June 2009	Before-tax amount	Tax (expense) benefit	Net of tax amount

	£m	£m	£m

Movements in available-for-sale financial assets:
Change in fair value	502	(49)	453
Transferred to income statement in respect of disposals	(250)	65	(185)
Transferred to income statement in respect of impairment	395	(113)	282
Other transfers to income statement	46	(13)	33
	693	(110)	583
Movements in cash flow hedges:
Effective portion of changes in fair value taken to equity	(1,864)	522	(1,342)
Net gains transferred to the income statement	1,951	(546)	1,405
	87	(24)	63
Currency translation differences	572	(384)	188
Other comprehensive income for the period	1,352	(518)	834

Half-year to 30 June 2008	Before-tax amount	Tax (expense) benefit	Net of tax amount

	£m	£m	£m

Movements in available-for-sale financial assets:
Change in fair value	(710)	36	(674)
Transferred to income statement in respect of disposals	(18)	-	(18)
Transferred to income statement in respect of impairment	62	(18)	44
	(666)	18	(648)
Movements in cash flow hedges:
Effective portion of changes in fair value taken to equity	(11)	1	(10)
Net gains transferred to the income statement	5	-	5
	(6)	1	(5)
Currency translation differences	(126)	154	28
Other comprehensive income for the period	(798)	173	(625)

7.    Taxation  (continued)

Half-year to 31 December 2008	Before-tax amount	Tax (expense) benefit	Net tax amount

	£m	£m	£m

Movements in available-for-sale financial assets:
Change in fair value	(2,011)	654	(1,357)
Transferred to income statement in respect of disposals	(1)	-	(1)
Transferred to income statement in respect of impairment	68	(10)	58
Other transfers to income statement	(91)	25	(66)
	(2,035)	669	(1,366)
Movements in cash flow hedges:
Effective portion of changes in fair value taken to equity	(22)	8	(14)
Net gains transferred to the income statement	11	(4)	7
	(11)	4	(7)
Currency translation differences	(1,178)	788	(390)
Other comprehensive income for the period	(3,224)	1,461	(1,763)

8.    Earnings per share

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

Statutory basis
Basic
Profit attributable to equity shareholders	£7,095m	£570m	£202m
Weighted average number of ordinary shares in issue	16,938m	5,790m	5,980m
Earnings per share	41.9p	9.8p	3.4p

Fully diluted
Profit attributable to equity shareholders	£7,095m	£570m	£202m
Weighted average number of ordinary shares in issue	16,971m	5,827m	6,023m
Earnings per share	41.8p	9.8p	3.4p

The average number of ordinary shares in issue in 2008 has been adjusted to reflect the impact of the capitalisation issue (note 18). The impact on prior year comparatives is as follows:

	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m
Profit attributable to equity shareholders as published	576	243
Restatement for IFRS 2 (revised)	(6)	(41)
Restated	570	202

Weighted average number of ordinary shares in issue (basic) as published	5,649m	5,834m
Restatement for capitalisation issue	141m	146m
Restated	5,790m	5,980m

Weighted average number of ordinary shares in issue (diluted) as published	5,685m	5,876m
Restatement for capitalisation issue	142m	147m
Restated	5,827m	6,023m

9.    Trading and other assets designated at fair value through profit or loss

	As at 30 June 2009	As at 31 Dec 2008

	£m	£m

Trading	22,390	857

Other financial assets at fair value through profit or loss
Loans and advances to banks	598	-
Loans and advances to customers	191	325
Debt securities	48,524	20,608
Equity shares	60,931	23,274
	110,244	44,207
	132,634	45,064

Included in the above is £110,601 million (December 2008 £40,380m) relating to the insurance business.

10.    Derivative financial instruments

	As at 30 June 2009		As at 31 Dec 2008
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities

	£m	£m	£m	£m

Trading
Exchange rate contracts	9,520	7,757	10,869	6,308
Interest rate contracts	25,837	28,936	13,089	13,664
Credit derivatives	2,744	1,534	4,257	2,670
Equity and other contracts	2,475	1,049	234	81
	40,576	39,276	28,449	22,723
Hedging
Derivatives designated as fair value hedges	4,706	2,055	434	1,665
Derivatives designated as cash flow hedges	6,288	8,322	1	91
Derivatives designated as net investment hedges	617	33	-	2,413
	11,611	10,410	435	4,169
	52,187	49,686	28,884	26,892

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral. Of the derivative assets of £52,187 million at 30 June 2009 (31 December 2008: £28,884 million), £28,057 million (31 December 2008: £10,598 million) are available for offset under master netting arrangements. These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances. Of the net derivative assets of £24,130 million (31 December 2008: £18,286 million), cash collateral of £3,518 million (31 December 2008: £2,970 million) was held and a further £6,831 million (31 December 2008: £5,840 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

11.    Loans and advances to customers

		As at 30 June 2009	As at 31 Dec 2008

		£m	£m

	Agriculture, forestry and fishing	5,111	3,969
	Energy and water supply	3,238	2,598
	Manufacturing	14,842	12,057
	Construction	8,646	3,016
	Transport, distribution and hotels	30,957	14,664
	Postal and communications	1,529	1,060
	Property companies	82,452	23,318
	Financial, business and other services	80,255	33,319
Personal	- mortgage	369,297	114,643
	- other	47,124	25,318
	Lease financing	10,142	4,546
	Hire purchase	8,233	5,295
		661,826	243,803
	Allowance for impairment losses on loans and advances	(9,227)	(3,459)
	Total loans and advances to customers	652,599	240,344

Loans and advances to customers include advances securitised under the Group's securitisation and covered bonds programmes. Further details are given in note 13 below.

12.    Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2009	Half-year to 30 June 2008	Half-year to 31 Dec 2008

	£m	£m	£m

Balance at start of period	3,727	2,408	2,593
Exchange and other adjustments	(320)	12	31
Advances written off	(1,552)	(876)	(734)
Recoveries of advances written off in previous periods	59	60	52
Unwinding of discount	(47)	(52)	(50)
Charge to the income statement	7,666	1,041	1,835
Balance at end of period	9,533	2,593	3,727

Loans and advances to banks	148	-	135
Loans and advances to customers	9,227	2,593	3,459
Debt securities	158	-	133
	9,533	2,593	3,727

13.    Securitisation and covered bonds

Securitisation

Loans and advances to customers include advances securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs). As the SPEs are funded by the issue of debt on terms whereby some of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these advances are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.

Covered bonds

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group. The Group retains substantially all of the risks and rewards associated with these loans and the partnerships are consolidated fully and the loans retained on the Group's balance sheet, with the related covered bonds on issue included within debt securities in issue.

The Group's principal securitisation and covered bonds programmes, together with the balances of the advances subject to notes in issue at 31 December, are listed below. The notes in issue are reported in note 15.

13.    Securitisation and covered bonds  (continued)

	As at 30 June 2009			As at 31 December 2008
	Gross assets securitised		Notes in issue	Gross assets securitised	Notes in issue

Securitisation	Type of loan	£m	£m	£m	£m

Arkle	UK residential mortgages	21,179	22,337	25,179	27,189
Ascot Black	Commercial banking loans	1,355	-	1,434	-
Goodwood Gold	Commercial banking loans	2,869	113	2,909	127
Doncaster Gold	Commercial banking loans	878	33	950	48
Exeter Blue	PPP/PFI & project finance loans	843	42	859	48
Kelso	Corporate banking loans and RCFs	664	3	1,158	3
Morse	Corporate banking loans and RCFs	853	-	1,050	-
Permanent	UK residential mortgages	28,925	31,018	-	-
Mound	UK residential mortgages	7,471	7,373	-	-
Handbridge	Personal loans	4,048	2,622	-	-
Candide	Dutch residential mortgages	4,781	4,673	-	-
Prominent	Commercial loans	933	825	-	-
Pendeford	UK residential mortgages	9,784	9,694	-	-
Balliol	UK residential mortgages	12,638	12,641	-	-
Brae	UK residential mortgages	9,029	9,881	-	-
Dakota	UK residential mortgages	3,855	3,814	-	-
Deva	UK residential mortgages	6,722	6,721	-	-
Penarth	Credit card receivables	4,255	2,699	-	-
Tioba	UK residential mortgages	2,378	2,588	-	-
Trinity	UK residential mortgages	12,163	12,158	-	-
Wolfhound	Irish residential mortgages	3,602	3,662	-	-
Other	UK residential mortgages	65	167	-	-
		132,290	133,064	33,539	27,415

Covered bonds
Arkle	UK residential mortgages	38,233	29,000	40,608	24,000
Covered bonds	UK residential mortgages	64,943	52,747	-	-
Social Housing Covered Bonds	UK residential mortgages	3,371	2,737	-	-
		106,547	84,484	40,608	24,000

Total securitisation and covered bonds		245,837	217,548	74,147	51,415
Less held by the Group			(149,510)		(41,365)
Total			68,038		10,050

Cash deposits of £22,742 million (2008 £1,846 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs and other legal obligations.

13.    Securitisation and covered bonds (continued)

In total the Group has securitised £170,819 million (2008 £56,689 million) of mortgage assets under certain securitisation and covered bond programmes and purchased all of the loan notes in issue relating to those issuances for £149,122 million (2008 £41,365 million). These transactions do not lead to any derecognition of the mortgage assets as the Group has retained all of the risks and rewards associated with the loan notes.

14.    Customer deposits

	As at 30 June 2009	As at 31 Dec 2008

	£m	£m

Sterling:
Non-interest bearing current accounts	14,377	3,250
Interest bearing current accounts	85,227	43,787
Savings and investment accounts	212,103	73,782
Other customer deposits	84,306	25,154
Total sterling	396,013	145,973
Currency	33,069	24,965
Total	429,082	170,938

15.    Debt securities in issue

	As at 30 June 2009			As at 31 December 2008
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total

	£m	£m	£m	£m	£m	£m

Certificates of deposits	-	67,944	67,944	-	33,207	33,207
Medium Term Notes issued	18,913	77,500	96,413	6,748	11,823	18,571
Covered bonds (note 13)	-	26,152	26,152	-	-	-
Commercial paper	-	27,107	27,107	-	20,630	20,630
Securitisation (note 13)	-	41,886	41,886	-	10,050	10,050
	18,913	240,589	259,502	6,748	75,710	82,458

Included within commercial paper above is £4,810 million (2008 £nil) issued by the Grampian conduit, £9,037 million (2008 £12,762 million) issued by the Cancara conduit, and £245 million (2008 £nil) issued by the Landale conduit.

16.    Contingent liabilities and commitments

	As at 30 June 2009	As at 31 Dec 2008

	£m	£m

Contingent liabilities
Acceptances and endorsements	74	49
Other:
Other items serving as direct credit substitutes	1,646	1,870
Performance bonds and other transactions related contingencies	3,630	2,850
	5,276	4,720
	5,350	4,769
Commitments
Documentary credits and other short-term trade related transactions	385	319
Forward asset purchases and forward deposits placed	871	613
Undrawn formal standby facilities, credit lines and other commitments to lend:
Mortgage offers	13,253	3,056
Other commitments	128,229	77,767
	141,482	80,823
	142,738	81,755

17.    Legal and regulatory matters

Lloyds TSB Bank plc and HBOS plc along with six other financial institutions have been involved in legal proceedings with the Office of Fair Trading (OFT), regarding the legal status and enforceability of unarranged overdraft charges. The proceedings to date have been concerned with whether certain of the banks' terms and conditions are subject to the fairness test in the Unfair Terms in Consumer Contract Regulations 1999 and whether they are capable of being 'penalties' at common law. The High Court previously confirmed that Lloyds TSB Bank and HBOS's then current terms and conditions were not capable of being penalties at common law but were assessable for fairness under the Regulations (please see note 48 of the Lloyds Banking Group 2008 annual report and accounts for further details of the history of the proceedings, including the status of proceedings relating to historic terms and conditions).

On 26 February 2009, the Court of Appeal dismissed the appeal against the High Court's judgment made by the relevant financial institutions (including Lloyds TSB Bank and HBOS) and held that unarranged overdraft charges are assessable for fairness under the Unfair Terms in Consumer Contract Regulations 1999. The House of Lords gave the relevant financial institutions permission to appeal this judgment. The hearing before the House of Lords took place on 23 to 25 June 2009. The judgment is awaited.

17.    Legal and regulatory matters (continued)

The OFT continues to investigate the fairness of specific bank charges, but has yet to determine whether the charges are fair. On 31 March 2009 the OFT announced that it is to streamline its investigation into unarranged overdraft charges by focusing on the terms of three banks, including Lloyds TSB Bank but not including HBOS. The OFT has stated that the aim of this is to progress the investigation in the shortest and most efficient way possible. The OFT has stated that it believes that the terms of the three selected banks provide the best representative selection of all the relevant financial institutions' unarranged overdraft charging terms, and therefore the outcome of this more focused investigation will be relevant to the assessment of other relevant financial institutions' terms. The OFT has stated that it should not be assumed that the OFT is more or less likely to find the three banks' terms unfair than those of the other banks. The investigation into the other banks' terms is merely on hold.

On 22 July 2009, the FSA announced that it was granting to the relevant financial institutions (including Lloyds TSB Bank and HBOS) a further waiver until 26 January 2010. The waiver permits the relevant entities to continue suspending the handling of complaints related to the level, fairness or lawfulness of unarranged overdraft charges. Cases before the Financial Ombudsman Service and the County Courts are currently stayed pending the outcome of the legal proceedings initiated by the OFT.

Lloyds Banking Group intends to continue to defend its position strongly. No provision in relation to the outcome of this litigation has been made. A range of outcomes is possible, some of which could have a significant financial impact on Lloyds Banking Group. The ultimate impact of the litigation on Lloyds Banking Group can only be known at its conclusion.

As set out in Note 48 of the Group's 2008 annual report and accounts, in January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney's Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC). Lloyds TSB Bank plc is continuing discussions with OFAC regarding the terms of the resolution of its investigation. The Group does not currently believe that any additional liability requiring provision will arise following the conclusion of the discussions with OFAC and does not anticipate any further enforcement actions as to these issues. On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief arising out of Lloyds TSB Bank's settlement with the US Department of Justice and New York County District Attorney's Office. The derivative action is at a very early stage.

On 1 July 2008, the Financial Ombudsman Service referred concerns regarding handling of PPI complaints to the FSA as an issue of wider implication. Lloyds Banking Group and other industry members and trade associations have made submissions to the FSA regarding this referral. The matter was considered at the FSA Board meeting on 25 September 2008. Lloyds Banking Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints. The FSA has now indicated that it will issue formal handbook guidance and/or rules on PPI complaint handling by the end of 2009 and a consultation paper which builds on the proposals put forward by the industry members, trade associations and other relevant parties is expected during the second half of 2009.

17.    Legal and regulatory matters (continued)

On 30 September 2008, the FSA published a statement arising from its ongoing thematic review of PPI sales. In the statement, which was directed at the industry generally, the FSA highlighted certain concerns and indicated that it was escalating its regulatory intervention and considering appropriate action to deal with ongoing non-compliant sales practices and to remedy non-compliant past sales. The FSA plans indicate that an update on the third phase of the thematic work would be published during 2009.  In recent months the FSA has also written to a number of trade associations and firms on an industry wide basis raising issues in relation to mortgage PPI variation and cancellation terms, and the disclosure of these during a sale. Those industry discussions are ongoing and Lloyds Banking Group is participating in those discussions. No provision in relation to the outcome of this issue has been made as the ultimate impact on the Group is not yet known.

In addition, during the ordinary course of business the Group is subject to threatened and actual legal proceedings, regulatory investigations and enforcement actions. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases, it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the matter. No provisions are held against such matters; however the Group does not currently expect the final outcome of these matters to have a material adverse effect on its financial position.

18.    Capital transactions

On 13 January 2009 the Group issued 2,597 million shares, largely subscribed for by HM Treasury which raised £4,430 million (net of £70 million issue costs), comprising £649 million ordinary share capital and £3,781 million being taken to a merger reserve. On 16 June 2009 the Group issued 10,409 million shares as part of a placing and compensatory opening offer which raised £3,905 million, comprising £2,602 million ordinary share capital and £1,303 million of share premium.

The Group announced a capitalisation issue of 1 for 40 ordinary shares held. The record date for the capitalisation issue was 8 May 2009 and the ex-capitalisation issue date was 11 May 2009.

In addition, during the period the Group improved its overall regulatory capital structure through a series of transactions with holders of its debt securities. These transactions involved the Group exchanging subordinated debt issued by HBOS plc and Bank of Scotland plc for preferred securities issued by Lloyds TSB Bank plc and Lloyds TSB Bank plc exchanging subordinated debt for other funding instruments. As a result of these transactions the Group has recognised a profit in the first six months of the year of £745 million.

19.    Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2008 were approved by the directors on 26 February 2009 and were delivered to the Registrar of Companies following publication on 28 March 2009. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•

an indication of important events that have occurred during the six months ended 30 June 2009 and their impact on the condensed interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related party transactions in the six months ended 30 June 2009 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

J Eric Daniels

Group Chief Executive

4 August 2009

Lloyds Banking Group plc board of directors:

Executive directors:

J Eric Daniels (Group Chief Executive)

Archie G Kane

G Truett Tate

Tim J W Tookey

Helen A Weir

Non-executive directors:

Sir Victor Blank (Chairman)

Lord Leitch (Deputy Chairman)

Wolfgang CG Berndt

Philip N Green

Sir Julian Horn-Smith

Sir David Manning

Carolyn J McCall

T Timothy Ryan, Jr

Martin A Scicluna

Anthony Watson

   INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the Interim Results for the six months ended 30 June 2009, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and related notes. We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The Interim Results are the responsibility of, and have been approved by, the directors. The directors are responsible for preparing the Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority. As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in the Interim Results have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

4 August 2009

   INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC (continued)

Notes:

a.

The maintenance and integrity of the Lloyds Banking Group website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website, and

b.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

   Supplementary European Embedded Value (EEV) disclosures

In addition to reporting under IFRS, the Insurance division provides supplementary financial reporting for its life, pensions and investment business on an EEV basis.  For the purpose of EEV reporting, covered business is defined as all life, pensions and investment business written in the Insurance division. This definition therefore excludes the results of both St. James's Place and the results of the business sold through the Wealth and International division, which is not manufactured by the Insurance division.

	Half-year to 30 June 2009	Half-year to 30 June 2008(1)	Change	Half-year to 31 Dec 2008(1)
	£m	£m	%	£m

New business profit	179	288	(38)	275
Existing business profit:
Expected return	89	201	(56)	202
Experience variances	67	(40)	-	(261)
Assumption changes	9	23	(61)	(245)
	165	184	(10)	(304)
Expected return on shareholders' net assets	109	134	(19)	137
Profit before tax, adjusted for capital repatriation	453	606	(25)	108
Impact of capital repatriation	-	11		10
Volatility	(626)	(1,060)		(615)
Other items(2)	8	17		39
Loss before tax	(165)	(426)		(458)
Taxation	66	256		140
Loss after tax	(99)	(170)		(318)

New business margin	2.4%	2.9%		3.3%

(1)

The 2008 comparative results include the results of the HBOS life, pensions and investment business as if it had been acquired on 1 January 2008. The 2008 results for the HBOS life, pensions and investment business have been restated from those previously published including use of the market consistent economic assumptions as adopted by Scottish Widows, but excluding the impact of any acquisition-related fair value adjustments. From 1 January 2009 the results reflect additional alignment with Scottish Widows in respect of accounting practices and non economic assumptions.

(2)	Other items represent amounts not considered attributable to the underlying performance of the business.

Total profit before tax, adjusted for capital repatriation, decreased by £153 million, or 25 per cent, to £453 million. The reduction in profit was experienced in the HBOS life, pensions and investment business; the figure for Scottish Widows was unchanged from the prior year at £361 million.

New business profit has decreased by 38 per cent to £179 million reflecting a reduction in sales volumes driven by adverse economic conditions. There has been a further adverse impact in the HBOS heritage business from the alignment of expense allocation methodologies. The new business margin for Scottish Widows remains stable, increasing slightly to 3.4 per cent from 3.3 per cent, reflecting the continued focus on writing profitable business. The margin in respect of the HBOS heritage business has reduced to 1.5 per cent from 2.5 per cent, primarily driven by the change in new business expense assumptions.

Supplementary European Embedded Value (EEV) disclosures  (continued)

Expected return has decreased by 56 per cent to £89 million, reflecting a reduction in the value of the opening balance sheet, driven by lower asset values from adverse investment markets in 2008, and a reduction in the assumed rate of return earned. Positive experience variances of £67 million are driven predominantly by favourable tax items which more than offset adverse lapse experience. The expected return on shareholders' net assets has reduced by 19 per cent to £109 million reflecting the lower assumed rate of return.

Composition of EEV balance sheet

	As at 30 June 2009	As at 31 Dec 2008(1)

	£m	£m

Value of in-force business (certainty equivalent)	4,424	4,647
Value of financial options and guarantees	(131)	(208)
Cost of capital	(163)	(152)
Non-market risk	(134)	(132)
Total value of in-force business	3,996	4,155
Shareholders' net assets	3,968	3,948
Total EEV of covered business	7,964	8,103
(1) See above note on restatement

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders' net assets	Value of in-force business	Total

	£m	£m	£m

As at 31 December 2007 (1)	3,812	5,675	9,487
Total profit (loss) after tax	72	(242)	(170)
Other capital movements	156	-	156
Dividends paid to Group companies	(295)	-	(295)
As at 30 June 2008 (1)	3,745	5,433	9,178
Total profit (loss) after tax	203	(521)	(318)
Other capital movements	234	-	234
Dividends received from Group companies	40	-	40
Dividends paid to Group companies	(520)	-	(520)
As at 31 December 2008 (1)	3,702	4,912	8,614
Fair value adjustments	246	(757)	(511)
As at 31 December 2008 - restated	3,948	4,155	8,103
Total profit (loss) after tax	60	(159)	(99)
Other capital movements	(40)	-	(40)
As at 30 June 2009	3,968	3,996	7,964
(1)	see above note on restatement.

Supplementary European Embedded Value (EEV) disclosures  (continued)

Analysis of shareholders' net assets on an EEV basis on covered business

	Required capital	Free surplus	Shareholders' net assets

	£m	£m	£m

As at 31 December 2007 (1)	2,464	1,348	3,812
Total profit (loss) after tax	(171)	243	72
Other capital movements	-	156	156
Dividends paid to Group companies	-	(295)	(295)
As at 30 June 2008 (1)	2,293	1,452	3,745
Total profit (loss) after tax	(892)	1,095	203
Other capital movements	-	234	234
Dividends received from Group companies	-	40	40
Dividends paid to Group companies	-	(520)	(520)
As at 31 December 2008 (1)	1,401	2,301	3,702
Fair value adjustments	-	246	246
As at 31 December 2008 - restated	1,401	2,547	3,948
Total profit (loss) after tax	4	56	60
Other capital movements	-	(40)	(40)
As at 30 June 2009	1,405	2,563	3,968
(1)			see above note on restatement

Supplementary European Embedded Value (EEV) disclosures  (continued)

Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation. The results for HBOS life, pensions and investment business have been restated from those previously published and have been produced using the market consistent economic assumptions adopted by Scottish Widows.

The liabilities in respect of the Group's annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds. In accordance with the approach adopted in December 2008, the value of the in-force business asset for annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings.

For December 2008 onwards, the risk-free rate assumed in valuing the non-annuity in-force business is the 15 year government bond yield for the appropriate territory. The risk free rate assumed in valuing the in-force asset for the UK annuity business is presented as a single risk free rate to allow a better comparison to the rate used for other business. That single risk free rate has been derived to give the equivalent value to the UK annuity book, had that book been valued using the UK gilt yield curve increased to reflect the illiquidity premium described above. The risk free rate used in valuing financial options and guarantees in the Scottish Widows With Profit Fund (SW WPF) is defined as the spot yield derived from the UK gilt yield curve. A similar approach is taken to valuing the financial options and guarantees in the HBOS life, pensions and investment business. The table below shows the range of resulting yields and other key assumptions.

	30 June 2009	30 June 2008	31 December 2008

	%	%	%

Sterling risk-free rate (value of in-force non-annuity business)	4.12	5.28	3.74
Euro risk-free rate (value of in-force annuity business)	4.30	4.97	3.73
Risk-free rate (financial options and guarantees - SW WPF)	1.10 to 4.76	4.24 to 5.37	1.11 to 4.24
Retail price inflation	3.64	3.99	2.75
Expense inflation	4.39	4.89	3.50
Exchange rate £ : €	1.17	1.26	1.05

Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience.

For OEIC business, recent lapse assumption experience has been collected over a period that has predominantly coincided with favourable investment conditions. Management have used a best estimate of the long-term lapse assumption which is higher than indicated by this experience. In management's view, the approach and lapse assumption are both reasonable.

Supplementary European Embedded Value (EEV) disclosures  (continued)

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Funds these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Michael Oliver

Director of Investor Relations

020 7356 2167

email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe

Senior Manager, Investor Relations

020 7356 1571

email: douglas.radcliffe@ltsb-finance.co.uk

MEDIA

Shane O'Riordain

Group Communications Director

020 7356 1849

email: shane.o'riordain@lloydsbanking.com

Leigh Calder

Senior Manager, Media Relations

020 7356 1347

email: leigh.calder@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH. Registered in Scotland no. 95000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  5 August 2009